Prospectus Supplement No. 17 (to Prospectus dated March 25, 2014)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 4,000,000 shares of our common stock, par value $0.001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on January 14, 2015 (the “Form 8-K”). The Form 8-K, as filed, is set forth below.

The information contained in this Prospectus Supplement No. 17 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 16 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and this Prospectus Supplement No. 17, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Capital Market under the symbol “RGDO.” The last reported sale price of our common stock on January 13, 2015 was $0.86 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending September 30, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 14, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 14, 2015

REGADO BIOSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-35953 (Commission File Number)	03-0422069 (IRS Employer Identification No.)

106 Allen Road, 4th Floor, Basking Ridge, New Jersey (Address of Principal Executive Offices)	07920 (Zip Code)

Registrant’s telephone number, including area code (908) 580-2100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Merger

On January 14, 2015, Regado Biosciences, Inc. (the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Tobira Therapeutics, Inc., a Delaware corporation (“Tobira”), a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat liver disease, human immunodeficiency virus, fibrosis and inflammation, Landmark Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”) and, solely with respect to Section 5.14 of the Merger Agreement, Brent Ahrens, as the agent of Tobira’s stockholders.

Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s stockholders and Tobira’s stockholders, the Merger Sub will be merged with and into Tobira (the “Merger”), with Tobira surviving the Merger as a wholly-owned subsidiary of the Company. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

At the effective time of the Merger, but subject to the escrow provisions described below: (a) each outstanding share of Tobira’s common stock will be converted into and exchanged for the number of shares of the Company’s common stock (the “Company Common Stock”) equal to the exchange ratio described below; (b) each outstanding Tobira stock option will be assumed by the Company; and (c) certain warrants to acquire Tobira capital stock will be assumed by the Company.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, but excluding the effect of any financing (as described below), the former Tobira securityholders are expected to own approximately 68% of the aggregate number of shares of the Company Common Stock, and the stockholders of the Company as of immediately prior to the Merger (the “Company Stockholders”) are expected to own approximately 32% of the aggregate number of shares of the Company Common Stock (on a fully diluted basis). This exchange ratio will be adjusted to the extent the Company’s net cash at closing is greater or less than $38 million.

Following the Merger, Tobira’s Chief Executive Officer, Laurent Fischer, M.D., will be the Company’s Chief Executive Officer, and the Company’s corporate headquarters will be relocated to 701 Gateway Blvd, Suite 300, South San Francisco, CA 94080. Additionally, following the Merger, the board of directors of the Company will consist of nine seats and will be comprised of six representatives of Tobira and three representatives of the Company, with the Company’s current chairman of the board of directors, Dennis Podlesak, continuing to act as chairman of the board of the Company following the Merger.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and Tobira, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Tobira, indemnification of directors and officers, the Company’s and Tobira’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger and a covenant by the Company to, following the closing of the Merger, file a registration statement on Form S-3 to register the resale of the shares of Company Common Stock issued pursuant to the Merger Agreement.

The authorization and issuance of the shares of Company Common Stock in the Merger and in the financing described below, amendments of the Company charter related to changing the name of the Company and a potential five to one reverse stock split are subject to approval by the Company’s stockholders. The Merger is subject to other customary closing conditions, including, among other things, the accuracy of the representations and warranties, subject to certain materiality qualifications, compliance by the parties with their respective covenants and no law or order preventing the Merger and related transactions.

The Merger Agreement may be terminated by either party under certain circumstances, including, among others: (i) if the closing has not occurred by the six-month anniversary of the Merger Agreement; (ii) if a court or other governmental entity has issued a final and non-appealable order prohibiting the closing; (iii) if the Company’s or Tobira’s stockholders fail to approve the transaction; (iv) upon a material uncured breach by the other party that would result in a failure of the conditions to the closing; or (v) in the event of a material adverse event. Upon termination of the Merger Agreement for a party’s failure to obtain the approval of its stockholders, such party is obligated to pay the other party a termination fee of $1 million plus reimburse the other party’s fees and expenses up to $250,000. If such party enters into an agreement relating to an Acquisition Transaction (as defined in the Merger Agreement) or consummates an Acquisition Transaction within 12 months following a termination for the failure to obtain stockholder approval, such party is obligated to pay an additional $1 million to the other party. In addition, if the Merger Agreement is terminated due to certain breaches of the Merger Agreement, the breaching party is obligated to reimburse up to $250,000 of the other party’s fees and expenses.

Support Agreements

Concurrently with the execution of the Merger Agreement, officers, directors and certain Company Stockholders holding approximately 35.3% of the outstanding shares of the Company (including shares of its preferred stock on an as converted to common stock basis) entered into support agreements with Tobira relating to the Merger (the “Company Support Agreements”). The Company Support Agreements provide, among other things, that the parties to the Support Agreement will vote all of the shares of the Company held by them in favor of the issuance of the shares of the Company Common Stock in connection with the merger and the financing and the amendments to the Company’s certificate of incorporation contemplated by the Merger Agreement. In the event of a change in recommendation of the Company’s board of directors, only 95% of such stockholders shares would continue to be subject to the voting obligations set forth in the Company Support Agreements.

Concurrently with the execution of the Merger Agreement, certain officers and stockholders of Tobira entered into support agreements with the Company covering approximately 35.3% of the outstanding shares of Tobira (including shares of its preferred stock on an as converted to common stock basis) relating to the Merger (the “Tobira Support Agreements”). The Tobira Support Agreements provide, among other things, that the officers and stockholders party to the Support Agreement will vote 100% and 56.5%, respectively, of the shares of Tobira held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement. In the event of a change in recommendation of the Company’s board of directors, only 95% of such stockholders shares would continue to be subject to the voting obligations set forth in the Company Support Agreements.

Financing

On January 14, 2015, the Company and certain stockholders of Tobira, including Domain Associates, Novo Ventures, Frazier Healthcare, Montreux Equity Partners and Canaan Partners, (the “Investors”) entered into an Equity Commitment Letter (the “Commitment Letter”). Pursuant to the Commitment Letter, the Investors have agreed to purchase up to $22 million in shares of the Company Common Stock prior to or immediately following the closing of the Merger (the “Financing”) at a share price equal to a minimum of the Company’s net cash at closing divided by the Company’s fully diluted shares (but excluding any securities that are out of the money). Under the terms of the Commitment Letter, the Financing will be made pursuant to a securities purchase agreement and such other agreements as may be negotiated by the parties prior to the closing of the Merger. Those agreements will include terms that are consistent with the provisions of the Commitment Letter and shall provide certain registration rights to the Investors with respect to the shares of common stock issued in connection with the Financing. The Investors may, subject to certain conditions set forth in the Merger Agreement, invest up to $13 million in Tobira prior to the closing of the Merger, and the maximum amount of the Financing would be reduced by the amount of such pre-closing investment and the amount by which the Company’s net cash at closing exceeds $38 million.

After the final closing of the Financing contemplated by the Commitment Letter, assuming the Company’s net cash is equal to $38 million, it is expected that the Tobira stockholders, Company Stockholders and Investors will own approximately 57%, 27% and 16% of the aggregate number of shares of the Company Common Stock, respectively. The Financing will be accomplished in a private placement exempt from registration under Section 4(2) and Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder. While the Investors are obligated to fund the contemplated Financing, the parties may agree to allow third party accredited investors to fulfill a portion or all of the funding obligations of the Investors. The Company intends to use the proceeds from the Financing for working capital and general corporate purposes.

Reverse Stock Split

The Merger Agreement contemplates that the Company will seek approval from its stockholders to effect a five to one reverse stock split intended to increase its trading price to above the minimum requirements of NASDAQ for allowing the Company to remain listed following the transaction. Whether the Company will remain listed following the transaction depends on whether the Company will satisfy all of the applicable NASDAQ requirements for listing.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, officers, directors and certain Company Stockholders holding approximately (including shares of its preferred stock on an as converted to common stock basis) of the outstanding shares of the Company (including shares of its preferred stock on an as converted to common stock basis) entered into lock-up agreements with the Company pursuant to which they have agreed to certain trades restrictions on all of the shares beneficially owned by them for the 90 day period following the closing of the Merger.

In addition, concurrently with the execution of the Merger Agreement, certain officers and stockholders of Tobira entered into lock-up agreements covering approximately 28.9% of the outstanding shares of Tobira (including shares of its preferred stock on an as converted to common stock basis) with the Company that provide, among other things, that all of the shares beneficially owned by such officers and approximately 30.1% of the shares beneficially owned by such stockholders will be subject to certain trade restrictions for the 90 day period following the closing of the Merger.

Escrow Agreement

At the closing, 10% of the shares of the Company Common Stock that would otherwise be issuable to the holders of Tobira capital stock (excluding those shareholders who acquired their securities as part of the Financing) will be placed in an escrow fund to secure the indemnification obligations set forth in the Merger Agreement. Subject to any shares held back in connection with any indemnification claim, the shares will be released from the escrow fund on the 12 month anniversary of the closing of the Merger.

The foregoing description of the Merger Agreement, Support Agreements, Lock-Up Agreements, and the Commitment Letter is not complete and is qualified in its entirety by reference to the Merger Agreement, the Form of Parent Support Agreement, the Form of Company Support Agreement, the Form of Lock-Up Agreement and the Commitment Letter which are filed hereto as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4, respectively, and are incorporated herein by reference.

Other

The Merger Agreement has been included to provide Company Stockholders with information regarding its terms. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the parties in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties contained in the Merger Agreement were made as of a specified date; may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement; and may be subject to contractual standards of materiality different from what might be viewed as material to Company Stockholders. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with each other and other information regarding the Company.

Item 3.02	Unregistered Sales of Equity Securities.

Pursuant to the Merger, the Company will issue shares of Company Common Stock. The number of shares to be issued, the nature of the transaction and the nature and amount of consideration received by the Company are described in Item 1.01 of this Form 8-K, which is incorporated by reference into this Item 3.02.

In addition, pursuant to the Commitment Letter, the Company will issue shares of Company Common Stock in connection with the post-Merger financing contemplated thereby. The number of shares to be issued, the nature of the transaction and the nature and amount of consideration received by the Company are described in Item 1.01 of this Form 8-K, which is incorporated by reference into this Item 3.02.

The shares to be issued by the Company in the Merger and in the Financing will be issued in a private placement exempt from registration under Section 4(a)(2) of the Act and Rule 506(b) of Regulation D, because the offer and sale of such securities does not involve a “public offering” as defined in Section 4(a)(2) of the Securities Act, and other applicable requirements were met.

Item 5.01	Changes in Control of Registrant.

The completion of the Merger and the Financing will constitute a change in control of the Company. Both the Merger and the Financing are described in Item 1.01 of this Form 8-K, which is incorporated by reference into this Item 5.01.

Item 5.02	Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Merger Agreement provides that at and immediately after the effective time of the Merger, the officers of the Company will include Laurent Fischer, M.D., the current chief executive officer of Tobira, Christopher Peetz, the current chief financial officer of Tobira, and the other current officers of Tobira. Upon completion of the Merger, Laurent Fischer, M.D. will assume the role of Principal Executive Officer of the Company and the duties of Principal Financial and Accounting Officer will be performed by Christopher Peetz.

        Laurent Fischer, M.D. has served as a member of our Tobira’s board of directors since April 2009 and as Chief Executive Officer since March 2014. Prior to joining Tobira full time he was Chairman and Chief Executive Officer of Jennerex, Inc. (now part of SillaJen, Inc.), a private, clinical-stage biotherapeutics company focused on oncolytic immunotherapy products for cancer, which he joined in 2012. Prior to Jennerex, Dr. Fischer was President and CEO of Ocera Therapeutics, Inc., a privately held, clinical-stage biopharmaceutical company focused on the development and commercialization of therapeutics for gastrointestinal and liver diseases, since 2005. Prior to Ocera, Dr. Fischer was President and CEO of life sciences company Auxeris Therapeutics, Inc. from 2003 to 2005 and President and COO of technology company RXCentric.com, Inc. (now part of Allscripts Healthcare Solutions, Inc.) from 1999 to 2000 and Chief Medical Officer and Vice President of Corporate Development of medication management company MedVantx from 2001 to 2003. Dr. Fischer served as Senior Vice President of the Global Virology Franchise at Dupont Pharmaceuticals/Dupont-Merck from 1997 to 1999. From 1995 to 1997, Dr. Fischer served as Medical Director for the Virology Group at healthcare company Hoffman-LaRoche, Ltd. Dr. Fischer received a Medical Degree from the University of Geneva and received a Doctorate in Medicine from the Geneva Medical School, Switzerland.

Christopher Peetz has served as Tobira’s Chief Financial Officer and head of corporate development since March 2014. Prior to joining Tobira, Mr. Peetz was Vice President, Finance & Corporate Development at Jennerex, Inc. (now part of SillaJen, Inc.), which he joined in 2012. Prior to Jennerex, Mr. Peetz served in a variety of roles at biopharmaceutical company Onyx Pharmaceuticals, Inc. (now part of Amgen USA Inc.), most recently as Senior Director, Marketing from 2011 to 2012, as Senior Director, Corporate Development & Strategy from 2010 to 2011, as Director, Strategic Planning from 2008 to 2010 and as Director, Finance from 2007 to 2008. Prior to Onyx Pharmaceuticals, Inc., Mr. Peetz provided merger and acquisition advisory services at LaSalle Corporate Finance, a part of ABN AMRO Bank N.V., and held positions at biopharmaceutical company Abgenix, Inc. (now part of Amgen USA Inc.) and biotechnology company Solazyme, Inc. Mr. Peetz received a B.S.B.A. from Washington University in St. Louis and received an M.B.A. from Stanford Graduate School of Business.

Additionally, following the Merger, the board of directors of the Company will consist of nine seats and will be comprised of six representatives of Tobira, including and three representatives of the Company, with the Company’s current chairman of the board, Dennis Podlesak, continuing to act as chairman of the board of the Company following the Merger.

Additional	Information and Where to Find It

In connection with the Merger, the Company plans to file with the SEC a proxy statement of the Company, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the proxy statement and other filings containing information about the Company and Tobira may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.regadobiosciences.com under the heading “Investors / SEC Filings.”

The Company and Tobira and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Tobira’s stockholders in connection with the Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of January 14, 2015, by and among Regado Biosciences, Inc., Tobira Therapeutics, Inc., Landmark Merger Sub Inc. and Brent Ahrens, as the Tobira stockholders’ Agent

10.1	Form of Parent Support Agreement, by and between Tobira Therapeutics and each of the parties named in each agreement therein

10.2	Form of Company Support Agreement, by and between Regado Biosciences, Inc. and each of the parties named in each agreement therein

10.3	Form of Lock-Up Agreement, dated as of January 14, 2015, by and among Regado Biosciences, Inc. and each of the parties named in each agreement therein

10.4	Equity Commitment Letter, dated as of January 14, 2015, by and among Regado Biosciences, Inc. and the parties named therein

*	All schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGADO BIOSCIENCES, INC.

By:	/s/ Michael A. Metzger
Name: Title:	Michael A. Metzger Chief Executive Officer, President and Chief Operating Officer

Date: January 14, 2015

REGADO BIOSCIENCES, INC.

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of January 14, 2015, by and among Regado Biosciences, Inc., Tobira Therapeutics, Inc., Landmark Merger Sub Inc. and Brent Ahrens, as the Tobira stockholders’ Agent

10.1	Form of Parent Support Agreement, by and between Tobira Therapeutics and each of the parties named in each agreement therein

10.2	Form of Company Support Agreement, by and between Regado Biosciences, Inc. and each of the parties named in each agreement therein

10.3	Form of Lock-Up Agreement, dated as of January 14, 2015, by and among Regado Biosciences, Inc. and each of the parties named in each agreement therein

10.4	Equity Commitment Letter, dated as of January 14, 2015, by and among Regado Biosciences, Inc. and the parties named therein

*	All schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

REGADO BIOSCIENCES, INC.,

LANDMARK MERGER SUB INC.,

TOBIRA THERAPEUTICS, INC.

AND WITH RESPECT TO SECTION 5.14,

BRENT AHRENS, AS COMPANY STOCKHOLDERS’ AGENT

Dated as of January 14, 2015

i

Exhibits

Exhibit A	Certain Definitions
Exhibit B-1	Form of Parent Support Agreement*
Exhibit B-2	Form of Company Support Agreement*
Exhibit B-3	Form of Financing Commitment Letter*
Exhibit C-1	Form of Certificate of Merger
Exhibit C-2	Form of Certificate of Incorporation
Exhibit D	Parent Amended and Restated Charter
Exhibit E	Form of FIRPTA Notice
Exhibit F	Form of Lock-Up Agreement*
Exhibit G	Form of Escrow Agreement

*	Omitted herein, but filed separately as an exhibit to the current report on Form 8-K of Regado Biosciences, Inc. to which this Agreement and Plan of Merger is an exhibit.

THE FOLLOWING EXHIBITS AND SCHEDULES TO THE AGREEMENT AND PLAN OF MERGER HAVE BEEN OMITTED IN ACCORDANCE WITH ITEM 601(B)(2) OF REGULATION S-K.

Exhibits

Exhibit C-1:	Form of Certificate of Merger
Exhibit C-2:	Form of Certificate of Incorporation
Exhibit D:	Parent Amended and Restated Charter
Exhibit E:	Form of FIRPTA Notice
Exhibit G:	Form of Escrow Agreement

Company Disclosure Schedule

Part 2.1(a) – Subsidiaries; Due Organization; Etc.

Part 2.2(b) – Capital Structure

Part 2.2(c) – Capital Structure

Part 2.3 – Authority; Non-Contravention; Approvals

Part 2.5(d) – Company Financial Statements; No Undisclosed Liabilities

Part 2.8(a)(i) – Intellectual Property

Part 2.8(a)(ii) – Intellectual Property

Part 2.8(a)(iii) – Intellectual Property

Part 2.8(b) – Intellectual Property

Part 2.8(c) – Intellectual Property

Part 2.9(b) – Compliance with Legal Requirements

Part 2.10(a) – Legal Proceedings; Orders

Part 2.11 – Brokers’ and Finders’ Fees

Part 2.12(a) – Employee Benefit Plans

Part 2.12(h) – Employee Benefit Plans

Part 2.13 – Title to Assets; Condition of Equipment

Part 2.13(b) – Title to Assets; Condition of Equipment

Part 2.15(a) – Labor Matters

Part 2.15(c) – Labor Matters

Part 2.16 – Company Contracts

Part 2.18(a) – Insurance

Part 2.20(a) – Suppliers; Effect of Transaction

Part 4.1 – Conduct of Company Business

Parent Disclosure Schedule

Part 3.1 – Organization and Qualification.

Part 3.2 – Capital Structure

Part 3.3 – Authority; Non-Contravention; Approvals

Part 3.5 – SEC Filings; Parent Financial Statements; No Undisclosed Liabilities

Part 3.6 – Taxes

Part 3.10 – Brokers’ and Finders’ Fees

Part 3.11 – Employee Benefit Plans

Part 3.12 – Real Property

Part 3.13 – Parent Contracts

Part 3.14 – Insurance

Part 3.15 – Interested Party Transactions

Part 4.2 – Conduct of Parent Business

Other Schedules

Schedule 6.1(c) – Blue Sky Law Requirements

Schedule 6.2(c) – Consents Obtained

Schedule 6.3(c) – Consents Obtained

Regado Biosciences, Inc. will furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request, provided however that Regado Biosciences, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934, as amended for any schedule so furnished.

v

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, is made and entered into as of January 14, 2015 (this “Agreement”), by and among REGADO BIOSCIENCES, INC. a Delaware corporation (“Parent”), LANDMARK MERGER SUB INC., a Delaware corporation (“Merger Sub”), TOBIRA THERAPEUTICS, INC., a Delaware corporation (“Company”), and, solely with respect to Section 5.14, Brent Ahrens, as the “Company Stockholders’ Agent”. Parent, Merger Sub and Company are each a “Party” and referred to collectively herein as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS:

WHEREAS, this Agreement contemplates a merger of the Merger Sub with and into Company, with Company remaining as the surviving entity after the merger (the “Merger”), whereby the Company Stockholders will receive Parent Common Stock in exchange for their Company Capital Stock;

WHEREAS, the Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code;

WHEREAS, pursuant to the terms and conditions of this Agreement, the holders of the outstanding equity of Company immediately prior to the Effective Time will own approximately 68% of the outstanding equity of Parent immediately following the Effective Time and prior to the Financing and the holders of the outstanding equity of Parent immediately prior to the Merger will own approximately 32% of the outstanding equity of Parent immediately following the Effective Time and prior to the Financing, subject to adjustment as provided herein;

WHEREAS, the board of directors of Parent (i) has determined that the Merger is fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock to the Company Stockholders pursuant to the terms of this Agreement and the Financing, the change of control of Parent, and the other actions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Parent vote to approve the Parent Stockholder Approval Matters;

WHEREAS, the board of directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has approved this Agreement, the Merger, and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that its sole stockholder vote to adopt this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement;

WHEREAS, the board of directors of Company (i) has determined that the Merger is advisable and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend that the Company Stockholders vote to approve the Company Stockholder Matters;

WHEREAS, as a condition to the willingness of, and an inducement to Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Parent Support Agreement Signatories is entering into a support agreement, in favor of Company, in substantially the form of Exhibit B-1 attached hereto (the “Parent Support Agreements”), under which the Parent Support Agreement Signatories will agree to vote as stockholders in favor of the Merger and against any competing proposal pursuant to the terms and conditions of the Parent Support Agreements;

WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Support Agreement Signatories is entering into a support agreement, in favor of Parent, in substantially the form of Exhibit B-2 attached hereto (the “Company Support Agreements”), under which the Company Support Agreement Signatories will, among other things, agree, with respect to a portion of the shares of Company Capital Stock held thereby, to vote as stockholders in favor of the Company Stockholder Approval Matters pursuant to the terms and conditions of the Company Support Agreements; and

WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Financing Commitment Letter Signatories is entering into a Financing Commitment Letter, in substantially the form of Exhibit B-3 attached hereto (the “Financing Commitment Letter”), under which the Financing Commitment Letter Signatories will, among other things, agree to issue or sell up to an aggregate of $22,000,000 of Additional Company Funding (as defined below) or Additional Parent Funding (as defined below);

WHEREAS, as a condition to the willingness of, and an inducement to Company to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Parent Lock-up Signatories is entering into a lock-up agreement, in substantially the form of Exhibit F attached hereto (the “Parent Lock-up Agreements”);

WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Company Lock-up Signatories is entering into a lock-up agreement, in substantially the form of Exhibit F attached hereto (the “Company Lock-up Agreements”) with respect to a portion of the shares of Parent Common Stock held thereby from time to time;

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. Subject to and upon the terms and conditions of this Agreement and Delaware General Corporation Law (“Delaware Law”), Merger Sub will be merged with and into Company at the Effective Time. From and after the Effective Time, the separate corporate existence of Merger Sub will cease, and Company will continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Closing; Effective Time. Unless this Agreement has been terminated and the transactions herein contemplated have been abandoned pursuant to Section 7.1 of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article 6 of this Agreement, the consummation of the Merger (the “Closing”) will take place at the offices of Cooley LLP, 500 Boylston Street, 14th Floor, Boston, MA 02116-3736, at 10:00 a.m. on a date to be specified by the Parties which will be no later than three Business Days after satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), and, if at such time any dispute shall be pending pursuant to Section 1.12 regarding the determination of Net Cash, the third Business Day following the resolution of such dispute as provided in Section 1.12), or at such other time, date and place as Parent and Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”. On the Closing Date, the Parties will cause the Merger to be consummated by executing and filing a Certificate of Merger in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”), in substantially the form of Exhibit C-1 attached hereto, together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law. The Merger will become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company will vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Company will become the debts, liabilities, obligations and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws; Parent Name Change. Unless otherwise determined by Parent and Company:

(a) the certificate of incorporation of Company will be amended and restated at the Effective Time to read in its entirety as set forth on Exhibit C-2 hereto, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation;

(b) the bylaws of Company will be amended and restated to read in the form of the bylaws of Merger Sub, as in effect on the date hereof and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law, the certificate of incorporation of the Surviving Corporation and such bylaws; and

(c) following the Merger, Parent will amend its certificate of incorporation and take all other actions necessary to cause its name to be changed to such name as the Company directs in writing within three (3) Business Days following the date of this Agreement.

1.5 Directors and Officers of the Surviving Corporation. Unless otherwise determined by Parent and Company, the parties will take all action such that:

(a) the board of directors of the Surviving Corporation immediately after the Effective Time will consist of three members nominated by Parent (reasonably acceptable to Company, (the “Parent Appointees”)) and six members nominated by Company (reasonably acceptable to Parent, (the “Company Appointees”)) until such time as their respective successors are duly elected or appointed; and

(b) the officers of Company immediately prior to the Effective Time will be the officers of the Parent immediately following the Effective Time until such time as their respective successors are duly elected or appointed.

1.6 Conversion of Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company, any stockholder of the Company or any other Person:

(a) Conversion of Company Capital Stock. Each share of Company Capital Stock issued and outstanding immediately prior to, and contingent upon the occurrence of, the Effective Time, including shares of Company Capital Stock issued in, or issued upon conversion, exercise or exchange of securities issued in, the Additional Company Funding, (excluding any shares to be canceled pursuant to Section 1.6(b)) will be converted, subject to Sections 1.6(c), 1.6(e) and 1.7, into and represent the right to receive (the following, the “Merger Consideration”) (i) such number of shares of validly issued, fully paid and nonassessable shares of common stock of Parent, $0.001 par value per share (“Parent Common Stock”), as is equal to the Exchange Ratio (subject, if applicable, to the escrow provisions set forth in Section 8.2), and cash in lieu of any fractional shares of Parent Common Stock to be issued or paid in consideration therefor and (ii) if applicable, the right to receive a pro rata share of any release of shares of Parent Common Stock held in the Escrow Fund to the Company Stockholders in accordance with Section 8.2 and the Escrow Agreement; provided, however, that shares of Parent Common Stock issued in exchange of shares of Company Capital Stock issued in, or issued upon conversion, exercise or exchange of securities issued in, the Additional Company Funding shall not be subject to the subject to the escrow provisions set forth in Section 8.2.

(b) Merger Sub Common Stock. Each share of Merger Sub Common Stock then outstanding will be converted into one share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares will, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(c) Cancellation. Each share of Company Capital Stock held in the treasury of Company and each share of Company Capital Stock owned by Parent or by any direct or indirect wholly owned Subsidiary of Company or Parent immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and extinguished without any conversion thereof and without payment of any consideration therefor and cease to exist.

(d) Company Options. Each Company Option under the Company Option Plan that is outstanding and unexercised as of immediately prior to the Effective Time will be subject to Section 5.20. Prior to the Closing Date, and subject to the review and approval of Parent, Parent and Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(d) under applicable Legal Requirements and all such Company Options, including delivering all notices required thereby and, if required, entering into termination agreements with the holders of such Company Options. In addition, promptly after the date of this Agreement, and in any event within ten (10) Business Days before the Effective Time, and subject to the review and approval of Parent, Company shall deliver notice to all holders of Company Options setting forth such holders’ rights pursuant to this Agreement.

(e) Company Warrants.

(i) Each Company Term Loan Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will be exchanged for warrants to purchase Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Term Loan Warrant may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each such exchanged Company Term Loan Warrant shall be determined by multiplying (A) the number of shares of Company Capital Stock (on an as converted to Company Common Stock basis) that were subject to such Company Term Loan Warrant, as in effect immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number up to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for each such exchanged Company Term Loan Warrant shall be determined by dividing (A) the per share exercise price of the Company Term Loan Warrant exchanged, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio.

(ii) Each Company Warrant this is not a Company Term Loan Warrant will, pursuant to the terms thereof as may be amended from time to time, be net exercised immediately prior to, and contingent upon the occurrence of, the Effective Time, into conversion shares convertible into Company Common Stock at a price equal to the Company Stipulated Value. Subsequent to such net exercise, each applicable Company Warrant will be terminated and cancelled in full. For the avoidance of doubt, any such shares of Company Common Stock issued upon such net exercise shall be conversion into Parent Common Stock in accordance with Section 1.6(a).

(iii) Prior to the Closing Date, and subject to the review and approval of Parent, Company will take all actions necessary to effect the transactions contemplated by this Section 1.6(e) under applicable Legal

Requirements and all Company Warrant agreements, including delivering all notices required thereby and, if required, entering into termination agreements with the holders of such Company Warrants.

(f) Adjustments to Exchange Ratio. The Exchange Ratio and the price paid for fractional shares pursuant to Section 1.6(g) below will be appropriately adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time.

(g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Company Stockholders will not be entitled to any voting rights, rights to receive any dividends or distributions or other rights as a stockholder of Parent with respect to any such fraction of a share that would have otherwise been issued to such Company Stockholder. Any Company Stockholder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) will, in lieu of such fraction of a share and upon surrender of such holders’ Company Stock Certificate(s), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the average of the closing sale prices of Parent Common Stock as quoted on The NASDAQ Capital Market for the ten (10) consecutive trading days ending with the trading day immediately preceding the date of the signing of this Agreement (as adjusted pursuant to Section 1.6(f) above).

(h) Restrictions. If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with Company or under which Company has any rights, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the book-entry representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. Company will take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

(i) Legends on Stock Certificates. The certificates representing shares of Parent Common Stock issuable in the Merger hereunder, or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legends (along with any other legends that may be required under applicable state and federal corporate and securities laws):

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE, DISTRIBUTION OR OTHER TRANSFER, PLEDGE OR HYPOTHECATION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS.

In addition to the legend required pursuant to this Section 1.6(i), any certificates evidencing the shares of Parent Common Stock that are held back as part of the Escrow Fund shall also bear the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO INDEMNITY OBLIGATIONS SET FORTH IN AN AGREEMENT WITH THE ISSUER.

1.7 Dissenting Shares. For purposes of this Agreement, “Dissenting Shares” mean any shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a person who has not voted such shares in favor of the adoption of this Agreement and the Merger, has properly demanded appraisal for such shares in accordance with Delaware Law and has not effectively withdrawn or forfeited such demand for appraisal. Notwithstanding anything to the contrary contained herein, Dissenting Shares will not be converted into a right to receive the Merger Consideration unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If after the Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares will be treated as if they had been converted as of the Effective Time into the right to receive the merger consideration set forth in Section 1.6(a) hereof (if any). Company will give Parent prompt notice of any demands received by Company for appraisal of shares of Company Capital Stock, withdrawals of such demands, and any other instruments that relate to such demands received by Company. Parent and Company shall jointly participate in all negotiations and proceedings with respect to such demands except as limited by applicable Legal Requirements. Neither Parent nor Company will, except with prior written consent of the other, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Legal Requirements.

1.8 Exchange Of Certificates.

(a) Exchange Agent. On or prior to the Closing Date, Parent will select American Stock Transfer & Trust Company, LLC, Parent’s transfer agent or another reputable bank or trust company reasonably acceptable to Company to act as exchange agent in connection with the Merger (the “Exchange Agent”). As soon as practicable after the Effective Time, Parent will issue and cause to be deposited with the Exchange Agent (i) non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a); and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(g). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent to mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates will be effected, and risk of loss and title to Company Stock Certificates will pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for non-certificated shares of Parent Common Stock represented by book-entry issuable pursuant to Section 1.6(a). Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Company Stock Certificate will be entitled to receive in exchange therefor non-certificated shares of Parent Common Stock represented by book-entry equal to the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.6(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.6(g)), and (B) the Company Stock Certificate so surrendered will be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate held by a Company Stockholder will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate will have been lost, stolen or destroyed, the Exchange Agent will require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.8 (at which time such holder will be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Transfers of Ownership. If any shares of Parent Common Stock are to be issued in a name other than that in which the Company Stock Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Stock Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any Person designated by it any transfer or other taxes required by reason of the issuance of the shares of Parent Common Stock in any name other than that of the registered holder of the Company Stock Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e) Unclaimed Portion of the Exchange Fund.

(i) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective will be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 will thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(ii) Neither Parent nor the Surviving Corporation will be liable to any holder or former holder of Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(f) Withholding Rights. Each of the Exchange Agent, Parent and the Surviving Corporation will be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.9 Stock Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and cease to exist, and all holders of Company Capital Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of the Company; and (b) the stock transfer books of Company will be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate will be canceled and exchanged as provided in Section 1.8.

1.10 No Further Rights. The Merger Consideration delivered upon the surrender for exchange of Company Capital Stock in accordance with the terms of this Agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such shares.

1.11 Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) of the Treasury Regulations, and intend to file the statement required by Section 1.368-3(a) of the Treasury Regulations.

1.12 Calculation of Net Cash.

(a) Not less than fifteen (15) calendar days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Parent will deliver to Company the Estimated Net Cash Schedule setting forth, in reasonable detail, Parent’s calculation of Net Cash (the “Net Cash Calculation” and the date of delivery of such schedule, the “Determination Date”), it being agreed that the Net Cash Calculation shall take into account liabilities reasonably anticipated to be incurred prior to and as of the Closing. Within two (2) Business Days following the Determination Date, Parent will deliver to Company the Net Cash Certificate as of such Determination Date prepared by Parent and executed by Parent’s chief executive officer. Parent will make the work papers and back-up materials used in preparing the Estimated Net Cash Schedule and the Net Cash Certificate, and the personnel of Parent that participated in preparing the Estimated Net Cash Schedule and the Net Cash Certificate, available to Company and, if requested by Company, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three (3) calendar days after Parent delivers either (or each) of the Estimated Net Cash Schedule or the Net Cash Certificate (a “Response Date”), Company will have the right to dispute any part of the Estimated Net Cash Schedule or the Net Cash Certificate by delivering a written notice to that effect to Parent (a “Dispute Notice”).

(c) If on or prior to any Response Date, (i) Company notifies Parent in writing that it has no objections to the Estimated Net Cash Schedule or the Net Cash Certificate, as applicable, or (ii) Company fails to deliver a Dispute Notice as provided in Section 1.12(b), then the Net Cash Calculation as set forth in the Net Cash Certificate will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement, and Parent will not be required to determine the Net Cash again provided that the Closing Date occurs no later than five (5) calendar days after the Anticipated Closing Date unless additional material liabilities have accrued between the Anticipated Closing Date and the Closing Date, in which case the Parent will be required to determine the Net Cash again prior to the Closing Date taking into account such additional material liabilities.

(d) If Company delivers a Dispute Notice on or prior to the applicable Response Date, then Representatives of Parent and Company will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Net Cash, which agreed upon amount will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement.

(e) If Representatives of Parent and Company are unable to negotiate an agreed-upon determination of the Net Cash at the Determination Date pursuant to Section 1.12(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and Company may mutually agree upon), then Deloitte & Touche LLP or, if Deloitte & Touche LLP is not able to so act without compromising its status as an independent auditor of Parent, such other independent auditor of recognized national standing as may be agreed by Parent and Company (the “Reviewing Accounting Firm”) will be engaged to resolve any remaining disagreements as to the Net Cash Calculation. Parent will promptly deliver to the Reviewing Accounting Firm the work papers and back-up materials used in preparing the Estimated Net Cash Schedule or the Net Cash Certificate and Parent and Company will use their best efforts to cause the Reviewing Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. Company and Parent will be afforded the opportunity to present to the Reviewing Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Reviewing Accounting Firm; provided, however, that no such presentation or discussion will occur without the presence of a Representative of each of Company and Parent. The determination of the Reviewing Accounting Firm will be limited to the disagreements submitted to the Reviewing Accounting Firm. The determination of the amount of the Net Cash made by the Reviewing Accounting Firm will be in writing delivered to Parent and Company, will be final and binding on Company and Parent and will be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Determination Date for purposes of this Agreement. The fees and expenses of the Reviewing Accounting Firm will be allocated between Parent and

Company in the same proportion that the disputed amount of Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Reviewing Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 1.12(e) applies as to the determination of the Net Cash at the Determination Date, upon resolution of the matter in accordance with this Section 1.12(e), the Parties will not be required to determine the Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date; provided, however, that if the Closing Date is more than fifteen (15) days after the Anticipated Closing Date, the Review Accounting Firm shall be instructed to make such reasonable adjustments as required to reflect any such delay.

1.13 Additional Actions. If, at any time after the Effective Time, any further action is necessary, desirable or proper to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the Surviving Corporation and its proper officers and directors or their designees are fully authorized (to the fullest extent allowed under applicable Legal Requirements) to execute and deliver, in the name and on behalf of either Company or Merger Sub, all deeds, bills of sale, assignments and assurances and do, in the name and on behalf of Company or Merger Sub, all other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Article 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Company Disclosure Schedule by reference to another part or subpart of the Company Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty):

2.1 Organization and Qualification; Charter Documents.

(a) Part 2.1(a) of the Company Disclosure Schedule identifies each Subsidiary of Company and indicates its jurisdiction of organization. Neither Company nor any of the Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule. None of the Acquired Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b) Each of the Acquired Companies is a corporation duly organized, validly existing and, in jurisdictions that recognize the concept, is in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of the Acquired Companies (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Company has made available to Parent accurate and complete copies of: (a) the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Company, including all amendments thereto; (b) the stock records of each Acquired Company; and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of each Acquired Company, the board of directors of each Acquired Company and all committees of the board of directors of each Acquired Company. The books of account, stock records, minute books and other records of the Acquired Companies are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

2.2 Capital Structure.

(a) The authorized capital stock of Company consists of 223,317,000 shares of Company Common Stock, of which 282,157 shares are issued and outstanding as of the date of this Agreement, and 163,100,000 shares of preferred stock of the Company, of which 27,542,369 shares are designated as Series A Preferred Stock, of which 994,866 shares are issued and outstanding as of the date of this Agreement, and of which 135,557,631 shares are designated as Series B Preferred Stock, of which 2,151,722 shares are issued and outstanding as of the date of this Agreement. No shares of capital stock are held in Company’s treasury. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities Legal Requirements.

(b) As of the date of this Agreement, Company had reserved an aggregate of 1,211,823 shares of Company Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Company Option Plan, under which options were outstanding for an aggregate of 776,636 shares of Company Common Stock, and 113,443 shares, net of exercises, were reserved for issuance to holders of warrants to purchase Company Series B Preferred Stock upon their exercise. All shares of Company Common Stock or Company Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. Part 2.2(b) of the Company Disclosure Schedule lists each holder of Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder, each outstanding Company Option and Company Warrant, the name of the holder of such Company Option or Company Warrant, the number of shares subject to such Company Option or Company Warrant, the exercise price of such Company Option or Company Warrant, the vesting schedule and termination date of such Company Option or Company Warrant and whether the exercisability of such Company Option or Company Warrant will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, indicating the extent of acceleration, if any. Part 2.2(b) of the Company Disclosure Schedule also lists for each holder of Company Capital Stock, Company Option or Company Warrant, the state or other jurisdiction in which such holder currently resides, or, if such holder is an Entity, the state where such holder’s principal office is located.

(c) Except as set forth on Part 2.2(c) of the Company Disclosure Schedule: (i) none of the outstanding shares of Company Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Capital Stock are subject to any right of first refusal in favor of Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Companies having a right to vote on any matters on which the Company Stockholders have a right to vote; (iv) there is no Contract to which the Acquired Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Capital Stock. Except as set forth on Part 2.2(c) of the Company Disclosure Schedule, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Part 2.2(c) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies each holder of such shares of Company Capital Stock, the date of purchase and number of such shares, the purchase price paid by such holder, the vesting schedule under which such repurchase rights lapse, and whether the holder of such shares filed an election under Section 83(b) of the Code with respect to such shares within thirty (30) days of purchase. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.

2.3 Authority; Non-Contravention; Approvals.

(a) Company has the requisite corporate power and authority to enter into this Agreement and, subject to Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company, the performance by Company of its obligations hereunder and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject only to Company Stockholder Approval and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of (i) a majority in voting power of the outstanding shares of Company Capital Stock outstanding on the applicable record date, (ii) at least seventy percent (70%) of the outstanding shares of Series A Preferred Stock (voting as a separate class), and (iii) at least seventy percent (70%) of the outstanding shares of Series B Preferred Stock (voting as a separate class) (“Company Stockholder Approval”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and approve the Merger and all other transaction contemplated by this Agreement. This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and the Company Stockholders’ Agent, constitutes the valid and binding obligation of Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b) Company’s board of directors, by resolutions duly adopted by vote at a meeting of all directors of Company duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of the Company Stockholders, and (ii) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger and all other transaction contemplated by this Agreement and directed that such matters be submitted for consideration of the Company Stockholders at the Company Stockholders’ Meeting.

(c) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, (i) conflict with or violate the certificate of incorporation or bylaws of Company or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the Company Stockholder Approval and compliance with the requirements set forth in Section 2.3(d) below, conflict with or violate any Legal Requirement applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, except for any such conflicts or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquired Company to make any filing with or give any notice to a Person, to obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company’s rights or alter the rights of obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties are bound or affected (except, for purposes of this clause (iii), in the case of any Contract that is not a Company Contract, as would not, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially delay the Merger).

(d) No material consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Registration Statement with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of the Proxy Statement with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) the filings contemplated by Section 5.5(a) and (v) the filing of a Form D Notice of Exempt Offering of Securities or other related filings in reliance on an exemption provided in Regulation D of the Securities Act.

2.4 Anti-Takeover Statutes Not Applicable. The board of directors of Company has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement. The board of directors of Company has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby Section 203 of Delaware Law.

2.5 Company Financial Statements; No Undisclosed Liabilities.

(a) The audited consolidated financial statements (including any related notes thereto) representing the financial condition of Company as of December 31, 2011, December 31, 2012 and December 31, 2013 and the unaudited financial statements (including the notes thereto) representing the financial condition of Company as of December 31, 2014 (collectively, the “Company Financials”), including any available quarterly financial statements (including any related notes thereto) (i) complied, or will comply as to form in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), (iii) fairly presented the consolidated financial position of Company and its Subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount, and (iv) are consistent with, and have been prepared from, the books and records of Company. Company has not effected any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(c) of SEC Regulation S-K) since December 31, 2011. The balance sheet of Company as of December 31, 2013 is hereinafter referred to as the “Company Balance Sheet.” Notwithstanding the foregoing, consolidated unaudited financial statements are subject to normal recurring year-end adjustments (the effect of which will not, individual or in the aggregate, be material) and the absence of footnotes.

(b) Each of Company and its Subsidiaries maintains a system of internal accounting controls comparable to those of similarly situated companies at a similar stage of development designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Company and each of its Subsidiaries maintains internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Since January 1, 2012, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Company, the board of directors of Company or any committee thereof. Since January 1, 2012, neither Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Company,

(ii) any fraud, whether or not material, that involves Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Company, or (iii) any claim or allegation regarding any of the foregoing.

(d) Except as disclosed in the Company Financials, neither Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Company and its Subsidiaries taken as a whole, except liabilities (i) provided for in the Company Balance Sheet, (ii) incurred in connection with the transactions contemplated in this Agreement, (iii) described on Part 2.5(e) of the Company Disclosure Schedule, (iv) set forth in any Company Contract or (v) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices.

2.6 Absence Of Certain Changes Or Events. Since the date of the Company Balance Sheet through the date of this Agreement, each of the Acquired Companies has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (a) any event that has had a Company Material Adverse Effect, (b) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or as disclosed in the notes to the Company Financials, (c) any revaluation by Company of any of its assets having a Company Material Adverse Effect, or writing off notes or accounts receivable other than in the ordinary course of business, or (d) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 4.1 of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7 Taxes.

(a) Each income and other material Tax Return that any Acquired Company was required to file under applicable Legal Requirements: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by Company or its Subsidiaries have been timely paid, except to the extent such amounts are being contested in good faith by Company or are properly reserved for on the books or records of Company and its Subsidiaries. No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquired Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquired Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquired Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). There are no liens for Taxes on any asset of an Acquired Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Company or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the Company Financials.

(b) All material Taxes that an Acquired Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(c) The unpaid Taxes of the Acquired Companies (i) did not, as of December 31, 2014, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the balance sheet of such date contained in the Company Financials, and (ii) do not exceed the reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Acquired Companies in filing their Tax Returns. Since December 31, 2013, the Acquired Companies have not incurred any liability for Taxes outside of the ordinary course of business or otherwise inconsistent with past custom or practice.

(d) No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction or credit from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), or (vi) election under Section 108(i) of the Code.

(e) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquired Company with any taxing authority or issued by any taxing authority to an Acquired Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquired Company that are, or if issued would be, binding on an Acquired Company.

(f) No Acquired Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business). No Acquired Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(g) No Acquired Company has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary Tax return under state, local or foreign Tax Legal Requirement (other than a group the common parent of which was Company).

(h) Other than the Subsidiaries identified in Part 2.1(a) of the Company Disclosure Schedule, Company does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes. Each Acquired Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes, and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. None of the Acquired Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or “passive foreign investment company” within the meaning of Section 1297 of the Code.

(i) No Acquired Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Company has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(j) Each Acquired Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(k) No Acquired Company has a permanent establishment in any country other than the United States, as defined in any applicable Tax treaty between the United States and such other country.

(l) No Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) No Acquired Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code. No Acquired Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

2.8 Intellectual Property.

(a) Part 2.8(a)(i) of the Company Disclosure Schedule lists all of the Patent Rights and all Trademark Rights owned solely by any Acquired Company as of the date hereof, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution history or subsequent registration activity thereof. Part 2.8(a)(ii) of the Company Disclosure Schedule lists, as of the date hereof, all of the Patent Rights and all Trademark Rights in which any Acquired Company has any co-ownership interest, other than those owned solely by an Acquired Company, setting forth in each case, as applicable, the jurisdictions in which patents have been issued, patent applications have been filed, trademarks have been registered and trademark applications have been filed, along with the respective application, registration or filing number and prosecution history or subsequent registration activity thereof. Part 2.8(a)(iii) of the Company Disclosure Schedule lists all of the third party Patent Rights and Trademark Rights in which an Acquired Company has any exclusive right, title or interest, other than those owned solely or co-owned by an Acquired Company.

(b) Part 2.8(b) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which any third party has licensed, granted or conveyed to any Acquired Company any right, title or interest in or to any Company IP Rights other than “shrink wrap” or “click through” license agreements accompanying widely available computer software that has not been modified or customized for an Acquired Company. To Company’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.

(c) Part 2.8(c) of the Company Disclosure Schedule lists all Contracts in effect as of the date of this Agreement under which an Acquired Company has licensed, granted or conveyed to any third party any right, title or interest in or to any Company IP Rights (collectively, “Out Licenses”). To the Company’s knowledge, there are no breaches or defaults of, or any disputes or threatened disputes concerning, any of such Contracts.

(d) The Acquired Companies own, co-own or otherwise possess legally enforceable rights in and to all Company IP Rights, free and clear of all Encumbrances. To the knowledge of Company the Company IP Rights that are owned or co-owned by an Acquired Company or exclusively licensed to an Acquired Company (collectively, “Company Owned IP Rights”) are valid and enforceable. No third party is overtly challenging in writing the right, title or interest of an Acquired Company in, to or under the Company Owned IP Rights, or the validity, enforceability or claim construction of any Patent Rights owned or co-owned or exclusively licensed to an Acquired Company, and there is no opposition, cancellation, proceeding, objection or claim pending with regard to any Company Owned IP Rights and the Company Owned IP Rights are not subject to any outstanding order, judgment, decree or agreement materially and adversely affecting the Acquired Companies’ use thereof or their rights thereto. To the knowledge of Company, no valid basis exists for any of the foregoing challenges or claims. No act has been done or omitted to be done by the Acquired Companies, which has, had or could have the effect of dedicating to the public, or entitling any third party to cancel, forfeit, modify or consider abandoned, any Company IP Rights that are owned or co-owned by an Acquired Company, or, except with respect to Contracts listed in Part 2.8(c) of the Company Disclosure Schedule, give any Person any ownership or license rights with respect thereto. All necessary registration, maintenance and renewal fees in respect of the Company Owned IP Rights have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Company Owned IP Rights.

(e) Each Acquired Company has taken all reasonable measures to protect and maintain the confidentiality of the Trade Secrets included in the Company Owned IP Rights. The Acquired Companies have not divulged, furnished to or made accessible any of their Trade Secrets to any Person except pursuant to an enforceable written agreement to maintain the confidentiality of such Trade Secrets or in connection with the filing of an application to obtain patent protection for the embodiment of such Trade Secret, and the Acquired Companies otherwise take and have taken reasonable measures to maintain the confidentiality of their Trade Secrets. All current and former officers and employees of, and consultants and independent contractors to, each Acquired Company who have contributed to the creation or development of any Company IP Rights owned or co-owned by an Acquired Company have assigned all of their respective ownership rights in such IP Rights to such Acquired Company, and have executed and delivered to such Acquired Company an agreement (containing no exceptions or exclusions from the scope of the coverage contained in such Acquired Company’s applicable form agreement) regarding the assignment to such Acquired Company, of any IP Rights arising from services performed for such Acquired Company by such Persons, the current forms of which agreements have been made available in a data room or otherwise for review by Parent or its advisors. To the knowledge of Company, no current or former officers and employees of, or consultants or independent contractors to, any Acquired Company have breached any material term of any such agreements.

(f) To the knowledge of Company with respect to third party Patent Rights and Trademark Rights, none of the Acquired Companies or any of their respective current activities or products violates or otherwise conflicts with, or has infringed, misappropriated or violated any IP Rights of any third party, and no Acquired Company has received any written notice nor are any of them subject to any actual, or to the knowledge of Company, threatened proceedings, claiming or alleging any of the foregoing.

(g) To the knowledge of Company, no Company Owned IP Rights are being infringed, misappropriated or unlawfully used by any third party nor has an third party previously infringed, misappropriated or unlawfully used any such Company Owned IP Rights.

(h) Subject to the Company obtaining the required consents pursuant to Section 6.2(c), neither the execution, delivery or performance of this Agreement by Company nor the consummation by Company of the transactions contemplated by this Agreement will contravene, conflict with or result in the imposition of any additional limitation on the Acquired Companies’ right, title or interest in or to any material Company IP Rights.

(i) No funding, facilities, or personnel of any Governmental Body or any public or private university, college or other educational or research institution were used by any Acquired Company to develop or create, in whole or in part, any Company Owned IP Rights.

(j) Each Acquired Company is, and has at all times since January 1, 2010 been, in material compliance with all Legal Requirements regarding the protection, storage, use and disclosure of Personal Data collected by such Acquired Company.

2.9 Compliance with Legal Requirements.

(a) Neither Company nor any of its Subsidiaries has been or is in conflict with, or in default or violation of (i) any Legal Requirement, order, judgment or decree applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any immaterial conflicts, defaults or violations. No investigation or review by any Governmental Body is pending or, to the knowledge of the Company, threatened against Company or its Subsidiaries, nor has any Governmental Body indicated to an Acquired Company in writing an intention to conduct the same.

(b) Company and its Subsidiaries hold all permits, licenses, authorizations, variances, exemptions, orders and approvals from governmental authorities which are necessary to the operation of the business of Company and its Subsidiaries taken as a whole (collectively, the “Company Permits”). Company and its

Subsidiaries are in compliance in all material respects with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Company, threatened, which seeks to revoke or limit any Company Permit. A true, complete and correct list of the Company Permits is set forth in Part 2.9(b) of the Company Disclosure Schedule. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Company immediately prior to the Effective Time. Company has provided Parent all material Company Permits and material correspondence from the FDA or other comparable Governmental Body.

(c) To the knowledge of Company, the Acquired Companies and Persons acting in concert with and on behalf of Company:

(i) have not used in any capacity the services of any individual or entity debarred, excluded, or disqualified under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules or regulations; and

(ii) have not been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment, exclusion, or disqualification under 21 U.S.C. Section 335a, 42 U.S.C. Section 1320a-7, 21 C.F.R. Section 312.70, or any similar laws, rules regulations.

(d) None of the Acquired Companies, and (to the knowledge of Company) no Representative of any of the Acquired Companies with respect to any matter relating to any of the Acquired Companies, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

(e) No product or product candidate manufactured, tested, distributed, held or marketed by or on behalf of any of the Acquired Companies has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise) since January 1, 2010. At no time since January 1, 2010, has any of the Acquired Companies received written notice that any Governmental Body or institutional review board or comparable body has commenced, or threatened to initiate, any proceeding seeking the recall, market withdrawal, suspension or withdrawal of approval, or seizure of any such product or product candidate; the imposition of material sales, marketing or production restriction on any such product or product candidate; or the suspension, termination or other restriction of preclinical or clinical research with respect to any such product candidate by or on behalf of any of the Acquired Companies, including any action regarding any investigator participating in any such research, nor is any such proceeding pending. The Company has, prior to the execution of this Agreement, provided or made available to Parent all information about serious adverse drug experiences since January 1, 2010 obtained or otherwise received by any of the Acquired Companies from any source, in the United States or outside the United States, including information derived from clinical investigations prior to any market authorization approvals, commercial marketing experience, postmarketing clinical investigations, postmarketing epidemiological/surveillance studies or registries, reports in the scientific literature, and unpublished scientific papers relating to any product or product candidate manufactured, tested, distributed, held or marketed by any of the Acquired Companies or any of their licensees in the possession of any of the Acquired Companies (or to which any of them has access), except for any adverse drug experiences that would not, or would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(f) None of the Acquired Companies, or to the knowledge of the Company, Persons acting in concert with or on behalf of the Acquired Companies or any officers, employees or agents of the same, has with respect to any product that is manufactured, tested, distributed, held or marketed by or on behalf of any of the Acquired Companies made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any other Governmental Body to invoke any similar policy.

(g) All pre-clinical and clinical studies relating to product or product candidates, conducted by or on behalf of the Acquired Companies have been, or are being, conducted in all material respects in compliance with the applicable requirements of the FDA’s Good Laboratory Practice and Good Clinical Practice requirements, including regulations under 21 C.F.R. Parts 50, 54, 56, 58, 312 and applicable guidance documents, as amended from time to time, the Animal Welfare Act, and all applicable similar requirements in other jurisdictions, including all requirements relating to protection of human subjects participating in any such clinical studies; provided, however, that the foregoing representation and warranty is made only to the Company’s knowledge with respect to clinical and pre-clinical studies conducted by any third party on behalf of the Acquired Companies.

(h) Each of the Acquired Companies has filed with the FDA, any other Governmental Body, and any institutional review board or comparable body, all required notices, supplemental applications, and annual or other reports, including adverse experience reports, with respect to each investigational new drug application or any comparable foreign regulatory application, related to the manufacture, testing, study, or sale of any of its products or product candidates, as applicable.

2.10 Legal Proceedings; Orders.

(a) Except as set forth in Part 2.10(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Company) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Companies, any business of any of the Acquired Companies or any of the assets owned, leased or used by any of the Acquired Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. None of the Legal Proceedings identified in Part 2.10(a) of the Company Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Company Material Adverse Effect. To the knowledge of Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause “(i)” or clause “(ii)” of the first sentence of this Section 2.10(a).

(b) There is no Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject. To the knowledge of Company, no officer or other key employee of any of the Acquired Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Companies.

2.11 Brokers’ And Finders’ Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Companies; provided, however, that with respect to any Additional Parent Funding, Company may, in consultation with Parent, engage a broker, finder or investment banker with respect to the sale of the securities underlying such Additional Parent Funding.

2.12 Employee Benefit Plans.

(a) Part 2.12(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association”, under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Company or any trade or business (whether or not incorporated) that is or at any relevant time was treated as a single employer with Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”), (collectively, the “Company Employee Plans”). Neither Company nor, to the knowledge of Company, any other person or entity, has made any commitment to modify, change or terminate any Company Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Company to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Company Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Company subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b) Company has made available to Parent true and complete copies of each of Company Employee Plans and all material related plan documents, including trust documents, group annuity contracts, plan amendments, Insurance Policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Company Employee Plan that is subject to ERISA reporting requirements, Company has made available in a data room for review by Parent copies of the Form 5500 reports filed for the last three (3) plan years. Company has made available in a data room for review by Parent the most recent Internal Revenue Service determination, advisory, notification or opinion letter (a “Determination Letter”) issued with respect to each such Company Employee Plan, as applicable, and to Company’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Code Section 401(a). Company has made available in a data room for review by Parent all filings made by Company or any ERISA Affiliate of Company with any Governmental Body with respect to any Company Employee Plan to the extent relevant to any ongoing obligation or liability of Company, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c) Each Company Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code). Company and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Company Employee Plans. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable Determination Letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from United States federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable Determination Letter within the remedial amendment period under Section 401(b) of the Code. None of Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Company has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Company’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Company Employee Plan. Neither Company nor any ERISA Affiliate is subject to any liability or penalty under

Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plan. All contributions required to be made by Company or any ERISA Affiliate to any Company Employee Plan have been timely paid or accrued on Company Balance Sheet, if required under GAAP. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred. Each Company Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Company is overtly threatened in communication with Company, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Company or any ERISA Affiliate regarding any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2014. None of the assets of Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. All contributions and payments to Company Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Company Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Company under Chapter 43 of the Code. With respect to Company Employee Plans, no event has occurred and, to the knowledge of Company, there exists no condition or set of circumstances in connection with which Company would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Company Employee Plans, ERISA, the Code or any other applicable Legal Requirement.

(d) Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Company nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) Neither Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop loss policy or contract applies).

(f) With respect to each Company Employee Plan, Company is in material compliance with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and (iv) the applicable requirements of the Cancer Rights Act of 1998. Company has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.

(g) Each Company Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated since January 1, 2005 in good faith compliance with, or is otherwise exempt from, Section 409A of the Code. No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Company in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code). No compensation payable by any of the Acquired Companies or any of the ERISA Affiliates will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.

(h) Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, consummation of the Merger will not (i) entitle any current or former employee or other service provider of Company or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Company Employee Plan), except as expressly provided in Part 2.12(h) of the Company Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Company Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Company Employee Plans. No benefit payable or that may become payable by Company pursuant to any Company Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent or Surviving Corporation other than ordinary administration expenses typically incurred in a termination event.

(i) Company is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Company that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j) Company does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non–resident aliens with no United States source income outside of the United States.

(k) With respect to each Company Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Company is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on Company Financials for the fiscal year ended December 31, 2013.

2.13 Title to Assets; Condition Of Equipment.

(a) The Acquired Companies own, and have good, valid and marketable title to, all tangible assets purported to be owned by them, including: (x) all assets reflected on the Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Balance Sheet); and (y) all other assets reflected in the books and records of the Acquired Companies as being owned by the Acquired Companies. All of said assets are owned by the Acquired Companies free and clear of any Encumbrances, except for (i) any lien for current taxes not yet due and payable, (ii) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any Acquired Company, and (iii) liens described in Part 2.13 of the Company Disclosure Schedule. The Acquired Companies are the lessees of, and hold valid leasehold interests in, all assets purported to have been leased by them, including: (A) all assets reflected as leased on the Balance Sheet; and (B) all other assets reflected in the books and records of the Acquired Companies as being leased to the Acquired Companies, and the Acquired Companies enjoy undisturbed possession of such leased assets.

(b) All material items of equipment and other tangible assets owned by or leased to the Acquired Companies are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the business of the Acquired Companies in the manner in which such businesses are currently being conducted immediately prior to the Effective Time. The Acquired Companies do not own and have never owned any real property or any interest in real property. Part 2.13(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leases to which Company is a party.

2.14 Environmental Matters.

(a) No underground storage tanks and no amount of any substance that has been designated by any Governmental Body or by applicable federal, state or local Legal Requirement, to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, (a “Hazardous Material”), but excluding office and janitorial supplies, are present, as a result of the deliberate actions of Company or any of its Subsidiaries, or, to Company’s knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that Company or any of its Subsidiaries has at any time owned, operated, occupied or leased.

(b) Neither Company nor any of its Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any Legal Requirement in effect on or before the date hereof, nor has Company or any of its Subsidiaries disposed of, transported, sold, or manufactured any product containing a Hazardous Material (collectively, “Hazardous Material Activities”) in violation of any Legal Requirement promulgated by any Governmental Body in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Company and its Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the “Company Environmental Permits”) necessary for the conduct of Company’s and its Subsidiaries’ Hazardous Material Activities and other businesses of Company and its Subsidiaries as such activities and businesses are currently being conducted, except where the failure to so hold would not have a Company Material Adverse Effect.

(d) No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, threatened concerning any Company Environmental Permit, Hazardous Material or any Hazardous Material Activity of Company or any of its Subsidiaries. Company is not aware of any fact or circumstance which could involve Company or any of its Subsidiaries in any environmental litigation or impose upon Company or any of its Subsidiaries any environmental liability.

2.15 Labor Matters.

(a) Part 2.15(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all employees of Company and its Subsidiaries along with their position, hire date, 2014 actual compensation and annual rate of compensation for 2015 (including base salary and the target amount of any bonuses to which such employee may be eligible). To Company’s knowledge, no key employee or group of employees has threatened to terminate employment with Company or has plans to terminate such employment.

(b) Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c) Except as disclosed in Part 2.15(c) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of Company providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $150,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

2.16 Company Contracts.

(a) Except as set forth in Part 2.16 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or is bound by:

(i) any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other similar Contract between: (i) any of the Acquired Companies or any of their ERISA Affiliates; and (ii) any active, retired or former employees, directors or consultants of any Acquired Company or any of their ERISA Affiliates, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Company or any of their ERISA Affiliates to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquired Company under applicable foreign Legal Requirements;

(ii) any Contracts identified or required to be identified in Part 2.8(b), Part 2.8(c) or Part 2.13(b) of the Company Disclosure Schedule;

(iii) any Contract with any distributor, reseller or sales representative;

(iv) any Contract with any manufacturer, vendor, or other Person for the supply of materials or performance of services by such third party to Company in relation to the manufacture of the Company’s products or product candidates;

(v) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vi) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Company or any of its Subsidiaries and any of its officers or directors;

(vii) any Contract imposing any material restriction on the right or ability of any Acquired Company: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to solicit, hire or retain any Person as a director, an officer or other employee, a consultant or an independent contractor; (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (E) to perform services for any other Person; or (F) to transact business with any other Person;

(viii) any agreement, Contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(ix) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(x) any joint marketing or development agreement;

(xi) any Contract that would reasonably be expected to have a material effect on the ability of Parent to perform any of its material obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement;

(xii) any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquired Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquired Company; or

(xiii) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 or more in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate other than any arrangement or agreement expressly contemplated or provided for under this Agreement.

(b) Company has made available to Parent an accurate and complete copy of each Contract listed or required to be listed in Part 2.16 of the Company Disclosure Schedule (any such Contract, a “Company Contract”). Neither Company nor any of its Subsidiaries, nor to Company’s knowledge any other party to a Company Contract, has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Company Contracts. To the knowledge of Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach in any material respect of any of the provisions of any Company Contract; (ii) give any Person the right to declare a default in any material respect under any Company Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Company Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Contract; or (v) give any Person the right to cancel, terminate or modify any Company Contract. Each Company Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

2.17 Books And Records. The minute books of Company and its Subsidiaries made available to Parent or counsel for Parent are the only minute books of Company and contain accurate summaries, in all material respects, of all meetings of directors (or committees thereof) and stockholders or actions by written consent since the time of incorporation of Company or such Subsidiaries, as the case may be. The books and records of Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of Company and have been maintained in accordance with good business and bookkeeping practices.

2.18 Insurance.

(a) Part 2.18(a) of the Company Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) (the “Insurance Policies”) to which any Acquired Company is a party. To Company’s knowledge, such Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquired Companies would, in accordance with good business practice, customarily insure. All premiums due and payable under such Insurance Policies have been paid on a timely basis and each Acquired Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies of such Insurance Policies have been made available to Parent.

(b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and no Acquired Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquired Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

2.19 Accounts Receivable. All accounts receivable of Company reflected on the Company Balance Sheet are valid, current and collectible (within thirty (30) days after the date on which it first became due and payable) without any counterclaim or set off. All accounts receivable of Company that have arisen since the Company Balance Sheet Date are valid, current and collectible (within thirty (30) days after the date on which it first became due and payable), without any counterclaim or set off.

2.20 Suppliers; Effect Of Transaction.

(a) Part 2.20(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each supplier that supplies any significant product or service to any Acquired Company. Since the Company Balance Sheet Date, there has not been: (i) any materially adverse change in the business relationship of any Acquired Company with any supplier listed or required to be listed in Part 2.20(a) of the Company Disclosure Schedule; or (ii) any change in any material term (including credit terms) of the sales agreements or related agreements with any such supplier.

(b) No creditor, supplier, employee, client, customer or other Person having a business relationship with any Acquired Company has informed any Acquired Company that such Person intends to materially change its relationship with Company because of the transactions contemplated by this Agreement or otherwise.

2.21 Government Contracts. Company has not been suspended or debarred from bidding on contracts with any Governmental Body, and no such suspension or debarment has been initiated or threatened. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Company or Parent (assuming that no such suspension or debarment will result solely from the identity of Parent).

2.22 Interested Party Transactions. Except as set forth in the Company’s Registration Statement on Form S-1 filed with the SEC, no event has occurred during the past three years that would be required to be reported by Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if Company were required to report such information in periodic reports pursuant to the Exchange Act.

2.23 Financing Commitment Letter. Company has delivered to Parent true and complete copies of the executed Financing Commitment Letter as in effect on the date hereof. The Financing Commitment Letter has not been amended or modified in any manner prior to the date of this Agreement. As of the date hereof, the commitments contained in the Financing Commitment Letter has not been withdrawn or rescinded in any respect. As of the date hereof, the Financing Commitment Letter is in full force and effect and, to the knowledge of the Company, represents a valid, binding and enforceable obligation of the Financing Commitment Letter Parties except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The aggregate proceeds contemplated by the Financing Commitment Letter equal an aggregate of at least $22,000,000.

2.24 Disclosure; Company Information. The information relating to Company or its Subsidiaries to be supplied by or on behalf of Company for inclusion or incorporation by reference in the Information Statement and/or the Proxy Statement will not, on the date the Information Statement or Proxy Statement, as applicable, is first mailed to the Parent stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. The Information Statement will contain all information material to the matters sought for approval by the Company Stockholders, including all information reasonably required to satisfy all applicable information and disclosure requirements set forth in Rule 502 of Regulation D. Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by Parent and Merger Sub or any of their Representatives for inclusion in the Proxy Statement or the Information Statement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to Company as follows (it being understood that each representation and warranty contained in this Article 3 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Parent Disclosure Schedule corresponding to the particular Section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Parent Disclosure Schedule by reference to another part or subpart of the Parent Disclosure Schedule; and (c) any exception or disclosure set forth in any of the Parent SEC Documents or other part or subpart of the Parent Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty):

3.1 Organization and Qualification.

(a) Part 3.1(a) of the Parent Disclosure Schedule identifies each Subsidiary of Parent and indicates its jurisdiction of organization. Neither Parent nor any of the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Parent Disclosure Schedule. None of the Acquiring Companies has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(b) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Parent and Merger Sub have all necessary corporate power and authority: (i) to conduct their businesses in the manner in which their businesses are currently being conducted; (ii) to own and use their assets in the manner in which their assets are currently owned and used; and (iii) to perform their obligations under all Contracts by which they are bound.

(c) Each of Parent and Merger Sub (in jurisdictions that recognize the following concepts) is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification, except as would not have and would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(d) The copies of the certificate of incorporation and bylaws of Parent which are incorporated by reference as exhibits to the Parent’s Annual Report on Form 10-K for the year ended December 31, 2013 are complete and correct copies of such documents and contain all amendments thereto as in effect on the date of this Agreement.

3.2 Capital Structure.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, of which 33,609,212 shares are issued and outstanding as of the close of business on the day prior to the date hereof and 1,000,000 shares of Series F Convertible Preferred Stock, par value $0.001 per share (“Parent Preferred Stock”), of which 10,000 shares are issued and outstanding as of the close of business on the day prior to the date hereof. No shares of capital stock are held in Parent’s treasury. All outstanding shares of Parent Capital Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable federal and state securities laws.

(b) As of the date of this Agreement, Parent had reserved an aggregate of 7,938,427 shares of Parent Common Stock, net of exercises, for issuance to employees, consultants and non-employee directors pursuant to the Parent Stock Option Plans, under which options were outstanding for an aggregate of 6,551,077 shares, and 9,356 shares of Parent Common Stock, net of exercises, were reserved for issuance to holders of warrants to purchase Parent Common Stock upon their exercise. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable.

(c) The shares of Parent Common Stock issuable as Merger Consideration, upon issuance on the terms and conditions contemplated in this Agreement, would be duly authorized, validly issued, fully paid and non-assessable.

(d) Except as set forth in Part 3.2(d) of the Parent Disclosure Schedule: (i) none of the outstanding shares of Parent Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Parent Capital Stock are subject to any right of first refusal in favor of Parent; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquiring Companies having a right to vote on any matters on which the stockholders of Parent have a right to vote; (iv) there is no Contract to which the Acquiring Companies are a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Capital Stock. None of the Acquiring Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Capital Stock or other securities.

3.3 Authority; Non-Contravention; Approvals.

(a) Parent has the requisite corporate power and authority to enter into this Agreement and, subject to Parent Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject only to Parent Stockholder Approval, to adoption of this Agreement by Parent as sole stockholder of Merger Sub immediately following the execution hereof, and the filing and recordation of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Parent Common Stock outstanding on the applicable record date (“Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent Capital Stock necessary to adopt or approve the Parent Stockholder Approval Matters. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by Company and the Company Stockholders’ Agent, this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

(b) Parent’s board of directors, by resolutions duly adopted by vote at a meeting of all directors of Parent duly called and held and, as of the date of this Agreement, not subsequently rescinded or modified in any way, has, as of the date of this Agreement (i) approved this Agreement and the Merger, and determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of Parent’s stockholders, and (ii) resolved to recommend that Parent’s stockholders approve the Parent Stockholder Approval Matters and directed that such matters be submitted for consideration of the stockholders of Parent at the Parent Stockholders’ Meeting. The board of directors of Merger Sub, at a meeting duly called and held, has approved and declared advisable this Agreement and the Merger and submitted this Agreement to Parent, as its sole stockholder for adoption thereby. Immediately following the execution of this Agreement, Parent in its capacity as the sole stockholder of Merger Sub, shall execute a written consent adopting this Agreement.

(c) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent or Merger Sub will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) subject to obtaining Parent Stockholder Approval and compliance with the requirements set forth in Section 3.3(d) below, conflict with or violate any Legal Requirement, order, judgment or decree applicable to Parent or Merger Sub or by which their respective properties are bound or affected, except for any such conflicts or violations that would not have a Parent Material Adverse Effect or would not prevent or materially delay the consummation of the Merger, or (iii) require an Acquiring Company to make any filing with or give any notice to or obtain any Consent from a Person pursuant to any Parent Contract, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent pursuant to, any Parent Contract.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing with the SEC of any outstanding periodic reports due under the Exchange Act, (ii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (v) the filing of Current Reports on Form 8-K with the SEC within four business days after the execution of this Agreement and the Closing Date, (vi) the filing of the Parent Amended and Restated Charter with the Secretary of State of the State of Delaware in accordance with Section 5.18, (vii) such approvals as may be required under applicable state securities or “blue sky” laws or the rules and regulations of NASDAQ, and (viii) the filings contemplated by Section 5.5(a).

3.4 Anti-Takeover Statutes Not Applicable. The board of directors of Parent has taken all actions so that no state takeover statute or similar Legal Requirement applies or purports to apply to the execution, delivery or performance of this Agreement or to the consummation of the Merger or the other transactions contemplated by this Agreement. The board of directors of Parent has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby Section 203 of Delaware Law.

3.5 SEC Filings; Parent Financial Statements; No Undisclosed Liabilities.

(a) All Parent SEC Documents have been timely filed and, as of the time a Parent SEC Document was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements relating to Parent SEC Documents required by: (1) the SEC’s Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460); (2) Rule 13a-14 or 15d-14 under the Exchange Act; or (3) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) is accurate and complete, and complied as to form and content with all applicable Legal Requirements in effect at the time such Parent Certification was filed with or furnished to the SEC. As used in this Section 3.6, the term “file” and variations thereof will be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) Parent and its Subsidiaries maintain disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning Parent required to be disclosed by Parent in the reports that it is required to file, submit or furnish under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such reports.

(c) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (the “Parent Financials”): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Parent as of the respective dates thereof and the consolidated results of operations and cash flows of Parent for the periods covered thereby.

(d) Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except liabilities (i) provided for in the Parent Financials, (ii) incurred in connection with the transactions contemplated in this Agreement, (iii) disclosed in Part 3.5(e) of the Parent Disclosure Schedule, (iv) set forth in any Parent Contract, or (v) incurred since September 30, 2014 in the ordinary course of business.

3.6 Taxes.

(a) Each of the income and other material Tax Returns that any Acquiring Company was required to file under applicable Legal Requirements: (i) has been timely filed on or before the applicable due date (including any extensions of such due date) and (ii) is true and complete in all material respects. All material Taxes due and payable by Parent or its Subsidiaries have been timely paid, except to the extent such amounts are being contested in good faith by Parent or are properly reserved for on the books or records of Parent and its Subsidiaries. No extension of time with respect to any date on which a Tax Return was required to be filed by an Acquiring Company is in force (except where such Tax Return was filed), and no waiver or agreement by or with respect to an Acquiring Company is in force for the extension of time for the payment, collection or assessment of any Taxes, and no request has been made by an Acquiring Company in writing for any such extension or waiver (except, in each case, in connection with any request for extension of time for filing Tax Returns). There are no liens for Taxes on any asset of an Acquiring Company other than liens for Taxes not yet due and payable, Taxes contested in good faith or that are otherwise not material and reserved against in accordance with GAAP. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against Parent or its Subsidiaries which has not been fully paid or adequately reserved or reflected in the SEC Documents.

(b) All material Taxes that an Acquiring Company has been required to collect or withhold have been duly collected or withheld and, to the extent required by applicable Legal Requirements when due, have been duly and timely paid to the proper Governmental Body.

(c) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by any Acquiring Company with any taxing authority or issued by any taxing authority to an Acquiring Company. There are no outstanding rulings of, or request for rulings with, any Governmental Body addressed to an Acquiring Company that are, or if issued would be, binding on any Acquiring Company.

(d) No Acquiring Company is a party to any Contract with any third party relating to allocating or sharing the payment of, or liability for, Taxes or Tax benefits (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business). No Acquiring Company has any liability for the Taxes of any third party under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement) as a transferee or successor or otherwise by operation of Legal Requirements.

(e) Other than the Subsidiaries identified in Part 3.1(a) of the Parent Disclosure Schedule, Parent does not have any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other “business entity” for United States federal income tax purposes. Each Acquiring Company is and always has been a corporation taxable under subchapter C of the Code for United States federal income tax purposes, and has had comparable status under the Legal Requirements of any state, local or non-U.S. jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. None of the Acquiring Companies is a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(f) No Acquiring Company has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). Parent has disclosed on its respective United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of United States federal income Tax within the meaning of Section 6662 of the Code.

(g) Each Acquiring Company is not (and has not been for the five-year period ending at the Effective Time) a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the applicable Treasury Regulations.

(h) No Acquiring Company has a permanent establishment, as defined in any applicable Tax treaty, in a country other than the country in which it is organized.

(i) No Acquiring Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(j) No Acquiring Company has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under Section 368 of the Code. No Acquiring Company is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

3.7 Intellectual Property. None of the Acquiring Companies or any of their respective current activities or products violates or otherwise conflicts with, or has infringed, misappropriated or violated, or will infringe, misappropriate or violate any IP Rights of any Person, and no Acquiring Company has received any notice nor are any of them subject to any actual or threatened proceedings claiming or alleging any of the foregoing.

3.8 Compliance with Legal Requirements. Neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of (i) any Legal Requirement, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations which would not have a Parent Material Adverse Effect. No investigation or review by any Governmental Body is pending or threatened against Parent or its Subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same.

3.9 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.9(a) of the Parent Disclosure Schedule, there is no pending Legal Proceeding, and (to the knowledge of Parent) no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquiring Companies, any business of any of the Acquiring Companies or any of the assets owned, leased or used by any of the Acquiring Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. None of the Legal Proceedings identified in Part 3.9(a) of the Parent Disclosure Schedule has had or, if adversely determined, would reasonably be expected to have or result in a Parent Material Adverse Effect. To the knowledge of Parent, no event has occurred, and no claim, dispute or other condition or circumstance exists, that would reasonably be expected to give rise to or serve as a basis for the commencement of any Legal Proceeding of the type described in clause “(i)” or clause “(ii)” of the first sentence of this Section 3.9(a).

(b) There is no Order to which any of the Acquiring Companies, or any of the assets owned or used by any of the Acquiring Companies, is subject. To the knowledge of Parent, no officer or other key employee of any of the Acquiring Companies is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquiring Companies.

3.10 Brokers’ And Finders’ Fees. Except as set forth in Part 3.10 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquiring Companies. Parent has furnished to Company accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of any Persons listed on Part 3.10 of the Company Disclosure Schedule.

3.11 Employee Benefit Plans.

(a) Part 3.12(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a complete and accurate list of each plan, program, policy, practice, contract, agreement or other arrangement providing for employment, compensation, retirement, pension, deferred compensation, loans, severance, separation, relocation, repatriation, expatriation, visas, work permits, termination pay, performance awards, bonus, incentive, stock option, stock purchase, stock bonus, phantom stock, stock appreciation right, supplemental retirement, profit sharing, fringe benefits, cafeteria benefits, medical benefits, life insurance, disability benefits, accident benefits, salary continuation, accrued leave, vacation, sabbatical, sick pay, sick leave, unemployment benefits or other benefits, whether written or unwritten, including each “voluntary employees’ beneficiary association” under Section 501(c)(9) of the Code and each “employee benefit plan” within the meaning of Section 3(3) of ERISA, in each case, for active, retired or former employees, directors or consultants, which is currently sponsored, maintained, contributed to, or required to be contributed to or with respect to which any potential liability is borne by Parent or any ERISA Affiliate of Parent (collectively, the “Parent Employee Plans”). Neither Parent nor, to the knowledge of Parent, any other person or entity, has made any commitment to modify, change or terminate any Parent Employee Plan, other than with respect to a modification, change or termination required by Legal Requirements. There are no loans by Parent to any of its officers, employees, contractors or directors outstanding on the date hereof, except pursuant to loans under any Parent Employee Plan intended to qualify under Section 401(k) of the Code, and there have never been any loans by Parent subject to Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

(b) Parent has made available to Company true and complete copies of each of Parent Employee Plans and related plan documents, including trust documents, group annuity contracts, plan amendments, insurance policies or contracts, participant agreements, employee booklets, administrative service agreements, summary plan descriptions, compliance and nondiscrimination tests (including 401(k) and 401(m) tests) for the last three plan years, standard COBRA forms and related notices, registration statements and prospectuses and, to the extent still in its possession, any material employee communications relating thereto. With respect to each Parent Employee Plan that is subject to ERISA reporting requirements, Parent has made available in a data room for review by Company copies of the Form 5500 reports filed for the last three (3) plan years. Parent has made available for review by Company the most recent Determination Letter issued with respect to each such Parent Employee Plan, and to Parent’s knowledge, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any Parent Employee Plan subject to Code Section 401(a). Parent has made available in a data room for review by Company all filings made by Parent or any ERISA Affiliate of Parent with any Governmental Body with respect to any Parent Employee Plan to the extent relevant to any ongoing obligation or liability of Parent, including any filings under the IRS’ Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program.

(c) Each Parent Employee Plan is being, and has been, administered substantially in accordance with its terms and in material compliance with the requirements prescribed by any and all Legal Requirements (including ERISA and the Code). Parent and each ERISA Affiliate are not in material default under or material violation of, and have no knowledge of any material default or material violation by any other party to, any of Parent Employee Plans. Any Parent Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable Determination Letter as to its qualified status under the Code, including all currently effective amendments to the Code, and the corresponding related exemption of its trust from United States federal income taxation under Section 501(a) of the Code, if applicable, or has applied to the Internal Revenue Service for such favorable Determination Letter within the remedial amendment period under Section 401(b) of the Code. None of Parent Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person. Parent has not engaged in, or participated in, any transaction which would be considered a non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA or Section 4975 of the Code, and to Parent’s knowledge, no other third-party fiduciary and/or party-in-interest has engaged in any such “prohibited transaction” with respect to any Parent Employee Plan. Neither Parent nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Parent Employee Plan. All contributions required to be made by Parent or any ERISA Affiliate to any Parent Employee Plan have been timely paid or accrued on the most recent Parent Financials on file with the SEC, if required under GAAP. With respect to each Parent Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Section 4062, 4063 or 4041 or ERISA occurred. Each Parent Employee Plan subject to ERISA has prepared in good faith and timely filed all requisite governmental reports, which were true and correct in all material respects as of the date filed, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Parent Employee Plan. No suit, administrative proceeding or action has been brought, or to the knowledge of Parent is overtly threatened in communication with Parent, against or with respect to any such Parent Employee Plan, including any audit or inquiry by the Internal Revenue Service or the United States Department of Labor (other than routine claims for benefits arising under such plans). There has been no amendment to, or written interpretation or announcement by Parent or any ERISA Affiliate regarding any Parent Employee Plan that would materially increase the expense of maintaining such Parent Employee Plan above the level of expense incurred with respect to that plan for the fiscal year ended December 31, 2014. None of the assets of Parent or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412(n) of the Code. All contributions and payments to Parent Employee Plans are deductible under Section 162 or 404 of the Code. No assets of any Parent Employee Plan are subject to a material amount of Tax as unrelated business taxable income under Section 511 of the Code, and no excise Tax could be imposed upon Parent under Chapter

43 of the Code. With respect to Parent Employee Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent would reasonably expect to be subject to any material liability (other than for liabilities with respect to routine benefit claims) under the terms of, or with respect to, such Parent Employee Plans, ERISA, the Code or any other applicable Legal Requirement.

(d) Neither Parent nor any ERISA Affiliate of Parent has ever maintained, established, sponsored, participated in or contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” (as defined in Section 3(37) of ERISA) or any “pension plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code. Neither Parent nor any ERISA Affiliate has, as of the date of this Agreement, any actual or potential withdrawal liability (including any contingent liability) for any complete or partial withdrawal (as defined in Sections 4203 and 4205 of ERISA) from any multiemployer plan.

(e) Neither Parent nor any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that is governed by ERISA and that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies).

(f) With respect to each Parent Employee Plan, Parent is in material compliance with (i) the applicable health care continuation and notice provisions of COBRA and the regulations thereunder or any state Legal Requirement governing health care coverage extension or continuation; (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder; (iii) the applicable requirements of the HIPAA; and (iv) the applicable requirements of the Cancer Rights Act of 1998. Parent has no material unsatisfied obligations to any employees, former employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state Legal Requirement governing health care coverage extension or continuation.

(g) Each Parent Employee Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated since January 1, 2005 in good faith compliance with, or is otherwise exempt from, Section 409A of the Code. No outstanding stock right (as defined in Treasury Regulation 1.409A-1(l)) has been granted to any active, retired or former employees, directors or consultants that (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, as determined by the board of directors of Parent in good faith, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code). No compensation payable by any of the Acquired Companies or any of the ERISA Affiliates will be or has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as a result of the operation of Section 409A of the Code that would be subject to the excise and penalty taxes arising thereunder.

(h) Other than as specifically contemplated by this Agreement or as otherwise required under applicable Legal Requirements, the consummation of the Merger will not (i) entitle any current or former employee or other service provider of Parent or any ERISA Affiliate to severance benefits or any other payment (including unemployment compensation, golden parachute, bonus or benefits under any Parent Employee Plan), except as expressly provided in Part 3.12(h) of the Parent Disclosure Schedule; (ii) accelerate the time of payment or vesting of any such benefits or increase the amount of compensation due any such employee or service provider; (iii) result in the forgiveness of any indebtedness; (iv) result in any obligation to fund future benefits under any Parent Employee Plan; or (v) result in the imposition of any restrictions with respect to the amendment or termination of any of Parent Employee Plans. No benefit payable or that may become payable by Parent pursuant to any Parent Employee Plan in connection with the transactions contemplated by this Agreement or as a result of or arising under this Agreement will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) subject to the imposition of an excise Tax under Section 4999 of the Code or the deduction for which would be disallowed by reason of Section 280G of the Code. Each Parent

Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent other than ordinary administration expenses typically incurred in a termination event.

(i) Parent is not a party to any contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of Parent that, individually or in the aggregate, would reasonably be expected to give rise to the payment of any material amount that would be subject to the deductibility limits of Section 404 of the Code.

(j) Parent does not sponsor, contribute to or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non–resident aliens with no United States source income outside of the United States.

(k) With respect to each Parent Employee Plan that is an “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, other than any health care reimbursement plan under Section 125 of the Code, all claims incurred (including claims incurred but not reported) by employees, former employees and their dependents thereunder for which Parent is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims, (ii) covered under a contract with an HMO pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability or accrued for on the most recent Parent Financials on file with the SEC.

3.12 Real Property. The Acquiring Companies do not own and have never owned any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.12 of the Parent Disclosure Schedule.

3.13 Parent Contracts.

(a) Except as set forth in the most recent exhibit list on Parent’s Form 10-K for the year ended December 31, 2013 or Part 3.12 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to or is bound by:

(i) any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other similar Contract between: (i) any of the Acquiring Companies or any of their ERISA Affiliates; and (ii) any active, retired or former employees, directors or consultants of any Acquiring Company or any of their ERISA Affiliates, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquiring Company or any of their ERISA Affiliates to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquiring Company under applicable foreign Legal Requirements;

(ii) any Contracts identified or required to be identified in Part 3.12 of the Parent Disclosure Schedule;

(iii) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity not entered into in the ordinary course of business, including any indemnification agreements between Company or any of its Subsidiaries and any of its officers or directors;

(v) any Contract imposing any restriction on the right or ability of any Acquiring Company: (i) to compete with any other Person; (ii) to acquire any product or other asset or any services from any other Person; (iii) to solicit, hire or retain any Person as a director, an officer or other employee, a consultant or an independent contractor; (iv) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (v) to perform services for any other Person; or (vi) to transact business with any other Person;

(vi) any Contract currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise;

(vii) any Contract relating to the borrowing of money or extension of credit;

(viii) any Contract that would reasonably be expected to have a material effect on the ability of Company to perform any of its obligations under this Agreement, or to consummate any of the transactions contemplated by this Agreement;

(ix) any Contract that provides for: (A) any right of first refusal, right of first negotiation, right of first notification or similar right with respect to any securities or assets of any Acquiring Company; or (B) any “no shop” provision or similar exclusivity provision with respect to any securities or assets of any Acquiring Company;

(x) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate; or

(xi) any Contract that does not allow Parent or Subsidiary to terminate the Contract for convenience with no more than thirty (30) days prior notice to the other party and without the payment of any rebate, chargeback, penalty or other amount to such third party in connection with any such termination.

(b) Parent has delivered to Company an accurate and complete copy of each Contract listed or required to be listed in Part 2.16 of the Company Disclosure Schedule (any such Contract, including any Contract that would be listed in Part 2.16 but for its inclusion in the most recent exhibit list of Parent’s Form 10-K for the year ended December 31, 2013, a “Parent Contract”). Neither Parent nor any of its Subsidiaries, nor to Parent’s knowledge any other party to a Parent Contract, has breached or violated in any material respect or materially defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Parent Contracts. To the knowledge of Parent, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to: (i) result in a violation or breach in any material respect of any of the provisions of any Parent Contract; (ii) give any Person the right to declare a default in any material respect under any Parent Contract; (iii) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Parent Contract; (iv) give any Person the right to accelerate the maturity or performance of any Parent Contract; or (v) give any Person the right to cancel, terminate or modify any Parent Contract. Each Parent Contract is valid, binding, enforceable and in full force and effect, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.14 Insurance.

(a) Part 3.14(a) of the Parent Disclosure Schedule sets forth each Insurance Policy to which any Acquiring Company is a party. Such Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Acquiring Companies would, in accordance with good business practice, customarily insure. All premiums due and payable under such Insurance Policies have been paid on a timely basis and each Acquiring Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies of such Insurance Policies have been made available to Company.

(b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and no Acquiring Company has been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has any Acquiring Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

3.15 Interested Party Transactions. Except as set forth in the SEC Documents, no event has occurred during the past three years that would be required to be reported by Parent as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K.

3.16 Disclosure. None of the representations or warranties of Parent contained herein, none of the information contained in the Parent Disclosure Schedule and none of the other information or documents furnished or to be furnished to Company by Parent or pursuant to the terms of this Agreement is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein, in light of the circumstance in which they were made, not misleading in any material respect.

3.17 Opinion of Financial Advisor. The board of directors of Parent has received an opinion of Cowen and Company, LLC, financial advisor to Parent, dated the date of this Agreement, to the effect that the Exchange Ratio is fair to Parent from a financial point of view. Parent will furnish an accurate and complete copy of said opinion to Company for informational purposes only promptly after the date hereof.

3.18 Shell Company Status. Parent is not an issuer identified in Rule 144(i)(1) of the Securities Act.

3.19 Disclosure; Parent Information. The information relating to Parent or its Subsidiaries to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the Information Statement and/or the Proxy Statement will not, on the date the Information Statement or Proxy Statement, as applicable, is first mailed to Parent stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to the information that has been or will be supplied by the Company or any of it Representatives for inclusion in the Proxy Statement.

3.20 Parent Lock-up Agreements. To Parent’s knowledge, the Parent Lock-up Agreement Signatories collectively constitute, as of the execution of this Agreement, the holders of not less than 30% of the Parent Outstanding Shares and each such Parent Lock-up Agreement. As of the date hereof, to Parent’s knowledge, each Parent Lock-up Agreement is in full force and effect and, to the knowledge of Parent, represents a valid, binding and enforceable obligation of the Parent Lock-up Agreement Signatories except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

3.21 Parent Support Agreements. To Parent’s knowledge, the Parent Support Agreement Signatories constitute, as of the execution of this Agreement, not less than 37% of the Parent Outstanding Shares have delivered to Parent true and complete and duly executed copies of the Parent Support Agreements. As of the date hereof, to Parent’s knowledge, each Parent Support Agreement is in full force and effect and, to the knowledge of Parent, represents a valid, binding and enforceable obligation of the Parent Support Agreement Signatories except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

ARTICLE 4

CONDUCT OF BUSINESS PENDING THE MERGER

4.1 Conduct of Company Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (the “Pre-Closing Period”), Company agrees, except to the extent that Parent consents in writing and except to the extent as necessary to effect the transactions contemplated by the Company Stockholder Matters, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement or the Financing Commitment Letter, without obtaining the written consent of Parent, Company will not, and will not permit its Subsidiaries to, do any of the following:

(a) amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof);

(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock (other than pursuant a repurchase right in favor of the Company with respect to unvested shares at no more than cost);

(d) without the consent of Parent, which will not be unreasonably withheld, conditioned or delayed, incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

(e) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be required under any Company Option Plan, Contract or this Agreement or as may be required by applicable Legal Requirements;

(f) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or propose to do any of the foregoing;

(g) sell, assign, transfer, license, sublicense or otherwise dispose of any Company IP Rights (other than non-exclusive licenses in the ordinary course of business consistent with past practice);

(h) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets; (ii) without the consent of Parent, which will not be unreasonably withheld, conditioned or delayed, enter into or amend any material terms of any Company Contract or grant any release or relinquishment of any material rights under any Company Contract; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(h);

(i) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(j) increase the compensation payable or to become payable to its directors, officers, employees or consultants or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis), employee or consultant, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer, consultant or employee, except for bonus awards in the ordinary course of business consistent with past practice or bonus awards contingent upon the completion of the transactions contemplated by this Agreement;

(k) take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(l) make or change any material tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

(m) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Company, or incurred in the ordinary course of business and consistent with past practice;

(n) enter into any material partnership arrangements, joint development agreements or strategic alliances;

(o) initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except in connection with this Agreement);

(p) make any material expenditure that is inconsistent with those expenditures contemplated by the 2015 budget and forecast attached as Part 4.1 of the Company Disclosure Schedule (provided that nothing herein shall prevent the Company from making payments on expenses incurred prior to the date of this Agreement and, provided further, that nothing herein shall be deemed to permit any Acquired Company to make any expenditures relating to the consummation of a public offering of the Company’s Capital Stock); and

(q) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (p) above, or any action which would make any of the representations or warranties of such party contained in this Agreement untrue or incorrect or prevent such party from performing or cause such party not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

The parties acknowledge and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company or its Subsidiaries’ operations prior to the Effective Time, (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this

Agreement, complete control and supervision over its and its Subsidiaries’ respective operations and (iii) notwithstanding anything contrary set forth in this Agreement, no consent of Parent will be required with respect to any matter set forth in the Agreement to the extent the requirement of such consent would violate any applicable Legal Requirements. The parties further acknowledge and agree that nothing contained in this Agreement shall prohibit or restrict the Company from taking any action necessary or appropriate (including marketing efforts) in accordance with applicable securities laws and in accordance with the terms and conditions hereof and of the Financing Commitment Letter, to authorize, issue or sell up to an aggregate of $22,000,000 of debt or equity securities (including securities convertible, exercisable or exchangeable into such debt or equity securities) of the Company prior to the Effective Time (the “Additional Company Funding”) or shares of Parent Common Stock concurrent with or immediately following the Effective Time (the “Additional Parent Funding”), provided that the securities of the Company issued in any such Additional Company Funding shall be included in the calculation of the Exchange Ratio and the securities of Parent issued in any such Additional Parent Funding shall not be included in the calculation of the Exchange Ratio. Parent will, subject to the terms and conditions hereof and of the Financing Commitment Letter, take all commercially reasonable efforts in order to cooperate with the issuance of debt or equity securities in accordance with this paragraph. The parties further acknowledge that, subject to the terms and conditions hereof and of the Financing Commitment Letter, the Company may issue or sell up to an aggregate of $40,000,000 in Additional Company Funding or Additional Parent Funding with the written consent of both Company and Parent. Company and Parent acknowledge and agree that an Additional Company Funding is subject to the following terms and conditions: (i) the aggregate amount of any Additional Company Funding cannot exceed $13,000,000; (ii) the terms of any such Additional Company Funding shall be as approved by a majority of the Company’s directors that are disinterested with respect to such Additional Company Funding (but in no event shall more than one disinterested director fail to approve such terms), in full compliance with their fiduciary duties; and (iii) all agreements relating to such Additional Company Funding shall, prior to their execution, be provided to Parent for review and Company shall, in good faith, consider any comments to such documents that Parent may have.

4.2 Conduct of Parent Business. During the Pre-Closing Period, Parent agrees, except to the extent that Company consents in writing, to carry on its business in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as conducted in the last three (3) months, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, and to pay or perform other material obligations when due. In addition, without limiting the foregoing, other than as expressly contemplated by this Agreement or the Financing Commitment Letter, without obtaining the written consent of Company, Parent will not, and will not permit its Subsidiaries to, do any of the following:

(a) except for the Parent Amended and Restated Charter, amend or otherwise change its certificate of incorporation or bylaws, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) (except for the issuance of shares of common stock issuable pursuant to employee stock options under currently existing employee stock option plans or pursuant to currently outstanding warrants, as the case may be, which options, warrants or rights, as the case may be, are outstanding on the date hereof);

(c) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Parent Capital Stock;

(d) incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create an Encumbrance over any assets (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

(e) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options;

(f) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned Subsidiary may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any Subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or propose to do any of the foregoing;

(g) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any other material property or assets; (ii) without the consent of Parent, which will not be unreasonably withheld, conditioned or delayed, enter into or amend any material terms of a Parent Contract or grant any release or relinquishment of any material rights under any Company Contract; (iii) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(g);

(h) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(i) increase the compensation payable or to become payable to its directors, officers, employees or consultants or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer (except for officers who are terminated on an involuntary basis), employee or consultant, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer, consultant or employee;

(j) take any action, other than as required by applicable Legal Requirements or GAAP, to change accounting policies or procedures;

(k) make or change any material tax election inconsistent with past practices, adopt or change any Tax accounting method, or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations for any assessment of any tax;

(l) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements of Company, or incurred in the ordinary course of business and consistent with past practice;

(m) enter into any material partnership arrangements, joint development agreements or strategic alliances;

(n) initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except in connection with this Agreement);

(o) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (n) above, or any action which would make any of the representations or warranties of such party contained in this Agreement untrue or incorrect or prevent such party from performing or cause such party not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied; or

(p) take any action that would cause the representation in Section 3.18 to become in accurate.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Proxy Statement; Registration Statement.

(a) As promptly as practicable after the date of this Agreement, and in any event no later than thirty (30) days following the date of this Agreement, Parent, with Company’s cooperation, will prepare and cause to be filed with the SEC a proxy statement relating to the Parent Stockholders’ Meeting to be held in connection with the Parent Stockholder Approval Matters and other matters that may be mutually agreed upon between Parent and Company (together with any amendments thereof or supplements thereto, the “Proxy Statement”). Each of Parent and Company will use commercially reasonable efforts: (i) to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC; and (ii) to promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff. Parent will cause the Proxy Statement to be mailed to Parent’s stockholders. Each of Parent and Company will promptly furnish the other party all information concerning such party, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1(a). If either Parent or Company becomes aware of any information that should be disclosed in an amendment or supplement to the Proxy Statement, then such party: (i) will promptly inform the other party thereof; (ii) will provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to it being filed with the SEC; (iii) will provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) will cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of Parent.

(b) Within thirty (30) days following the Closing Date, Parent will prepare and file with the SEC a registration statement on Form S-3 (or if Form S-3 is not available, such other form as may provide for a resale of the shares of Parent Common Stock issued pursuant to Section 1.6 but with such registration obligations otherwise consistent with the requirements of this Section 5.1(b)), covering the resale of the shares of Parent Common Stock issued pursuant to Section 1.6 (together with all amendments and supplements thereto, including post-effective amendments, all exhibits thereto and all material incorporated by reference therein, the “Registration Statement”). Parent will use commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as possible following the filing of the Registration Statement and be maintained effective until the earliest to occur of: (i) the second anniversary of the date the Registration Statement is first declared effective, or (ii) the date that all of the shares of Parent Common Stock issued pursuant to Section 1.6 have actually been sold; provided, however, that Parent will have no obligation to have the Registration Statement declared effective unless and until the Form 8-K Amendment is filed with the SEC (and Parent shall use its reasonable best efforts to timely file the Form 8-K Amendment). For not more than sixty (60) consecutive days or for a total of not more than ninety (90) days in any twelve (12) month period, Parent may suspend the use of any prospectus included in the Registration Statement if Parent’s board of directors determines in good faith that such suspension is necessary to (x) delay the disclosure of material non-public information concerning Parent, the disclosure of which at the time is not, in the good faith opinion of Parent’s board of directors, in the best interests of Parent and its stockholders, or (y) amend or supplement the Registration Statement or the related prospectus so that the Registration Statement or prospectus will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading.

5.2 Information Statement; Company Written Consent.

(a) As promptly as practicable after the date of this Agreement, and in any event no later than ten (10) calendar days following the date of this Agreement, Company will prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement for the holders of Company Capital Stock (the “Information Statement” ) to solicit the written consent of its stockholders in lieu of a meeting pursuant to

Section 228 of Delaware Law (the “Company Written Consent”) for purposes of (i) adopting this Agreement and approving the Merger, and all other transactions contemplated by this Agreement, (ii) acknowledging that the approval given thereby is irrevocable and that such Company Stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of Delaware Law, a copy of which was attached thereto, and that such Company Stockholder has received and read a copy of Section 262 of Delaware Law, (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its Company Capital Stock under Delaware Law, (iv) provide for the conversion of all Company Capital Stock into Company Common Stock immediately prior to, and contingent upon the occurrence of, the Effective Time and (v) provide sufficient approval to treat the Company Warrants as provided in Section 1.5(e)(ii)(collectively, the “Company Stockholder Matters”). The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock pursuant to this Agreement. Company and Parent shall each use commercially reasonable efforts to cause the Information Statement to comply with applicable federal and state securities laws requirements. Each of Parent and Company agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. Company shall not include in the Information Statement any information with respect to Parent or its affiliates, the form and content of which information shall not have been approved by Parent prior to such inclusion.

(b) Subject to Section 5.2(c), (i) the board of directors of Company will recommend that its stockholders vote to approve the Company Stockholder Matters (such recommendation the “Company Board Recommendation”); (ii) the Information Statement will include the Company Board Recommendation; and (iii) the Company Board Recommendation will not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent will be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the approval of the Company Stockholder Approval Matters by the Company Stockholder Approval, the Company Board Recommendation may be withdrawn or modified (a “Company Change in Recommendation”) if the board of directors of Company concludes in good faith, after having taken into account the advice of Company’s outside legal counsel and financial advisor, that (x) as a result of Company’s receipt of an Acquisition Proposal that was not made in violation of Section 5.12 and that the board of directors of Company has determined in good faith, after consultation with Company’s legal and financial advisors, constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Company that occurs or arises after the date of this Agreement and that was neither known to Company or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Company Intervening Event”), the withdrawal or modification of the Company Board Recommendation is required in order for the board of directors of Company to comply with its fiduciary obligations to Company’s stockholders under applicable Legal Requirements; provided, however, that prior to Company taking any action permitted under this Section 5.2(c), Company shall provide Parent with four (4) business days’ prior written notice advising the Parent that it intends to effect such withdrawal or modification to the Company Board Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Acquisition Proposal for the Company, the information required by Section 5.12(b) and, in the case of a Company Intervening Event, the material facts and circumstances related to the applicable Company Intervening Event), and during such four (4) business day period, (i) Company shall negotiate, and cause its Representatives to negotiate, with Parent in good faith (to the extent the Parent wishes to negotiate) to enable Parent to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Company’s board of directors to effect such withdrawal or modification, and (ii) Company shall consider in good faith any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such withdrawal or change of the Company Board Recommendation.

(d) Company’s obligation to solicit the Company Written Consent will not be limited or otherwise affected by any withdrawal or modification of the Company Board Recommendation.

5.3 Parent Stockholder Meeting.

(a) Parent will take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholders’ Meeting”) to vote on (i) the issuance of shares of Parent Common Stock in the Merger and the Financing, and (ii) the Parent Amended and Restated Charter (collectively, the “Parent Stockholder Approval Matters”). The Parent Stockholders’ Meeting will be held as promptly as practicable following the date on which the Registration Statement is declared effective under the Securities Act; provided, however, notwithstanding anything to the contrary contained herein, Parent will have the absolute discretion to adjourn the Parent Stockholders’ Meeting without any consent requirement of Company for a period of sixty (60) days after the initial Parent Stockholders’ Meeting is held if necessary to obtain Parent Stockholder Approval. Parent will ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Subject to Section 5.3(c): (i) the board of directors of Parent will recommend that its stockholders vote to approve the Parent Stockholder Approval Matters (such recommendation, the “Parent Board Recommendation”); (ii) the Proxy Statement will include the Parent Board Recommendation; and (iii) the Parent Board Recommendation will not be withdrawn or modified in a manner adverse to Company, and no resolution by the board of directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to Company will be adopted or proposed.

(c) Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Parent Stockholder Approval Matters by the Parent Stockholder Approval, the Parent Board Recommendation may be withdrawn or modified (a “Parent Change in Recommendation”) if the board of directors of Parent concludes in good faith, after having taken into account the advice of Parent’s outside legal counsel and financial advisors, that (x) as a result of Parent’s receipt of an Acquisition Proposal that was not made in violation of Section 5.13 and that the board of directors of Parent has determined in good faith, after consultation with Parent’s legal and financial advisors, constitutes a Superior Offer, or (y) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement and that was neither known to Parent or its board of directors nor reasonably foreseeable as of the date of this Agreement (a “Parent Intervening Event”), the withdrawal or modification of the Parent Board Recommendation is required in order for the board of directors of Parent to comply with its fiduciary obligations to Parent’s stockholders under applicable Legal Requirements; provided, however, that prior to Parent taking any action permitted under this Section 5.3(c), Parent shall provide Company with four (4) Business Days’ prior written notice advising the Company that it intends to effect such withdrawal or modification to the Parent Board Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Parent Acquisition Proposal, the information required by Section 5.13(b) and, in the case of a Parent Intervening Event, the material facts and circumstances related to the applicable Parent Intervening Event), and during such four (4) business day period, (i) Parent shall negotiate, and cause its Representatives to negotiate, with Company in good faith (to the extent the Company wishes to negotiate) to enable Company to determine whether to propose revisions to the terms of this Agreement such that it would obviate the need for Parent’s board of directors to effect such withdrawal or modification, and (ii) Parent shall consider in good faith any proposal by Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect such withdrawal or change of the Parent Board Recommendation.

(d) Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting will not be limited or otherwise affected by any withdrawal or modification of the Parent Board Recommendation.

(e) Nothing contained in this Agreement will prohibit Parent or its board of directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or its board of directors pursuant to Rules 14d-9 and 14e-2(a) will be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the board of directors of Parent determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Legal Requirements.

5.4 Access to Information; Confidentiality. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, and upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, Company and Parent will each afford to the officers, employees, accountants, counsel and other Representatives of the other party, reasonable access, during the Pre-Closing Period, to all its properties, books, contracts, commitments and records (including, without limitation, Tax records) and, during such period, Company and Parent each will furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each will make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other’s business, properties and personnel as either party may reasonably request; provided, that each of Company and Parent reserves the right to withhold any information if access to such information could adversely affect the attorney-client privilege between it and its counsel. Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company and Parent will promptly provide the other party with copies of: (a) all material operating and financial reports prepared by Company or Parent (or their respective Representatives), as applicable, for such party’s senior management, including copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports; (b) any written materials or communications sent by or on behalf of such party to its stockholders; (c) any material notice, document or other communication sent by or on behalf of any of such party to any third party to any Company Contract or Parent Contract, as applicable, or sent to Company or Parent by any third party to any Company Contract or Parent Contract, as applicable, (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices); (d) any notice, report or other document filed with or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement; and (e) any material notice, report or other document received from any Governmental Body. Each party will keep such information confidential in accordance with the terms of the currently effective confidentiality agreement (the “Confidentiality Agreement”) between Parent and Company.

5.5 Regulatory Approvals and Related Matters.

(a) Each Party will file all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing or Section 5.5(b) below, Parent and Company each shall, promptly (and in any event, with respect to clause (x), within ten (10) Business Days after the date of this Agreement), prepare and file (x) the notifications required under the HSR Act and (y) any applicable mandatory foreign competition act filings in connection with the Merger. Parent and Company each will use its reasonable best efforts to cause the expiration or early termination of any waiting period under the HSR Act, and Parent and Company will each (i) cooperate with the other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly supply the other party with any information which may be required in order to effectuate notices, reports, documents or other filings with any Governmental Body required to be made pursuant to the HSR Act and any applicable mandatory foreign competition act filings (the “Antitrust Filings”); and (iii) promptly supply any additional information which reasonably may be required by any Governmental Body in connection with Antitrust Filings or which the parties may reasonably deem appropriate. Each of Parent and Company will notify the other party promptly upon the receipt of (and, if in writing, share a copy of) any communication received by such party from, or given by such party to, any Governmental Bodies and of any material communication received or given in connection with any proceeding by a private party, in each case in connection with the transactions contemplated by this Agreement. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Antitrust Filings, Parent and Company, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the applicable Governmental Body (and share a copy of) such amendment or supplement. Each of Parent and Company will give the other party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, will keep the other party reasonably informed as to the status of any such Legal Proceeding or threat, and, in connection with any such Legal Proceeding, will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

(b) Upon the terms and subject to the conditions set forth in this Agreement and subject to this Section 5.5(b), each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy each of the conditions set forth in Article 6, consummate the Merger and make effective the other transactions contemplated by this Agreement (provided that no party will be required to waive any of the conditions set forth in Article 6, as applicable, to its obligations to consummate the Merger and the other transactions contemplated by this Agreement). Without limiting the generality of the foregoing, but subject to this Section 5.5(b), each Party agrees to use its commercially reasonable efforts to: (i) as promptly as practicable, prepare and file all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; (ii) obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) lift any restraint, injunction or other legal bar to the Merger.

5.6 Director Indemnification and Insurance.

(a) From and after the Effective Time, Parent will fulfill and honor in all respects the obligations of Company and Parent which exist prior to the date hereof to indemnify Company’s and Parent’s present and former directors and officers and their heirs, executors and assigns; provided, however, that the Company directors and officers which become directors and officers of the Surviving Corporation will enter into the Surviving Corporation’s standard indemnification agreement which will supersede any other contractual rights to indemnification. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions at least as favorable as the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company, and the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Company and Parent will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors, officers, employees or agents of Company or Parent, unless such modification is required by Legal Requirements.

(b) Effective as of the Effective Time, Parent will secure a “tail” policy on Company’s existing directors and officers liability insurance policy for a period of six (6) years.

(c) Effective as of the Effective Time, Parent will maintain either a directors and officers liability insurance policy or a “tail” policy on Parent’s existing directors for a period of six (6) years.

(d) This Section 5.6 will survive any termination of this Agreement and the consummation of the Merger at the Effective Time, is intended to benefit Company, the Surviving Corporation and the parties indemnified hereby, and will be binding on all successors and assigns of the Surviving Corporation.

5.7 Notification of Certain Matters.

(a) Company will give prompt notice to Parent, and Parent will give prompt notice to Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (ii) any failure of Company or Parent, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided, further, that failure to give such notice will not be treated as a breach of covenant for the purposes of Sections 6.2(a) and 6.3(a) unless the failure to give such notice results in material prejudice to the other party.

(b) Each of Company and Parent will give prompt notice to the other of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Body in connection with the Merger or other transactions contemplated by this Agreement; (iii) any litigation relating to or involving or otherwise affecting Company or Parent that relates to the Merger or other transactions contemplated by this Agreement; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Company Contract; and (v) any change that would be considered reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect.

5.8 Interim Financial Statements. As promptly as possible following the last day of each fiscal month end after the date hereof until the Effective Time, and in any event within thirty (30) days after the end of each such fiscal month end, Company will deliver to Parent the consolidated balance sheet of Company and the related consolidated statements of income, changes in stockholders’ equity and cash flows of Company for the one-month period then ended and for the period then ended since the date of the Company Balance Sheet (collectively, the “Interim Financial Statements”). The Interim Financial Statements will be prepared so as to present fairly, in all material respects, the consolidated financial condition, retained earnings, assets and liabilities of Company as of the date thereof.

5.9 Public Announcements. Parent and Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement without the prior consent of the other party, which will not be unreasonably withheld or delayed; provided, however, that, on the advice of legal counsel, Parent may comply with any SEC requirements under the Securities Act or Exchange Act which requires any public disclosure, without the consent or review of Company.

5.10 Conveyance Taxes. Parent and Company will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

5.11 Board of Directors and Officers of Parent. Parent will take all actions necessary, in consultation with Company, to cause the board of directors of Parent, immediately after the Effective Time, to consist of the Parent Appointees and the Company Appointees and will, prior to the Company sending the Information Statement, provide executed resignation letters (effective as of the Effective Time) for all members of the board of directors who will no longer be members of the board of directors of Parent effective immediately after the Effective Time; provided, however, the parties acknowledge that so long as Parent remains a public reporting company, the board of directors of Parent will continue to satisfy applicable securities laws, including, without limitation, maintaining an independent audit committee, and the nominations by Company and Parent hereunder will allow

Parent to comply with such applicable Legal Requirements. Each new member of the board of directors of Parent that was not a member of the board of directors of Parent immediately before the Effective Time shall enter into an indemnification agreement with Parent, on Parent’s standard form, within fifteen (15) days of their appointment. The executive officers of Parent immediately after the Effective Time will be designated by Parent (and such individuals will be identified prior to the Company sending the Information Statement).

5.12 Non-Solicitation by Company.

(a) During the Pre-Closing Period, Company will not and will not authorize or permit any of its Subsidiaries or any Representative of Company or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Company or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Company Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Company Stockholder Approval, this Section 5.12(a) will not prohibit Company from furnishing nonpublic information regarding Company and its Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and financial advisor, Company’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) neither Company nor any Representative of Company (or its Subsidiaries) will have breached this Section 5.12(a), (2) the board of directors of Company concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Company to comply with its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements, (3) at least two (2) business days prior to furnishing any such information to, or entering into discussions with, such Person, Company gives Parent written notice of the identity of such Person and of Company’s intention to furnish information to, or enter into discussions with, such Person, and Company receives from such Person an executed confidentiality agreement on terms no more favorable to Company than the confidentiality agreement between Parent and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Company (an “Acceptable Company Confidentiality Agreement”), and (4) at least two (2) business days prior to furnishing any such information to such Person, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by Company to Parent). Without limiting the generality of the foregoing, Company acknowledges and agrees that in the event any Representative of Company (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Company (or its Subsidiaries), takes any action that, if taken by Company (or its Subsidiaries), would constitute a breach of this Section 5.12, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.12 by Company for purposes of this Agreement.

(b) Company will promptly (and in no event later than twenty-four (24) hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Parent orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Company or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Company will keep Parent informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c) Company will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

5.13 Non-Solicitation by Parent.

(a) During the Pre-Closing Period, Parent will not and will not authorize or permit any of its Subsidiaries or any Representative of Parent or its Subsidiaries, directly or indirectly, to, (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any nonpublic information regarding Parent or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any agreement contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Parent Confidentiality Agreement); provided, however, that prior to the adoption of this Agreement by the Parent Stockholder Approval, this Section 5.13(a) will not prohibit Parent from furnishing nonpublic information regarding Parent and its Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and financial advisor, Parent’s board of directors determines in good faith is, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if (1) neither Parent nor any Representative of Parent (or its Subsidiaries) will have breached this Section 5.13(a), (2) the board of directors of Parent concludes in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of Parent to comply with its fiduciary obligations to the Parent’s stockholders under applicable Legal Requirements, (3) at least two (2) business days prior to furnishing any such information to, or entering into discussions with, such Person, Parent gives Company written notice of the identity of such Person and of Parent’s intention to furnish information to, or enter into discussions with, such Person, and Parent receives from such Person an executed confidentiality agreement on terms no more favorable to Parent than the confidentiality agreement between Parent and Company and containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Parent as well as customary “standstill” provisions (an, “Acceptable Parent Confidentiality Agreement”) (4) at least two (2) business days prior to furnishing any such information to such Person, Parent furnishes such nonpublic information to Company (to the extent such nonpublic information has not been previously furnished by Parent to Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that in the event any Representative of Parent (or its Subsidiaries), whether or not such Representative is purporting to act on behalf of Parent (or its Subsidiaries), takes any action that, if taken by Parent (or its Subsidiaries), would constitute a breach of this Section 5.13, the taking of such action by such Representative will be deemed to constitute a breach of this Section 5.13 by Parent for purposes of this Agreement.

(b) Parent will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information) advise Company orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Parent or its Subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. Parent will keep Company informed on a prompt basis in all material respects with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c) Parent will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

5.14 Company Stockholders’ Agent.

(a) Appointment of Company Stockholders’ Agent. The Company Stockholders’ Agent is hereby appointed, authorized and empowered to be the exclusive proxy, representative, agent and attorney-in-fact of the Company stockholders, with full power of substitution, to make all decisions and determinations and to act and execute, deliver and receive all documents, instruments and consents on behalf of and as agent for such stockholder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement, including, without limitation, Article 8 of this Agreement and the Escrow Agreement, and to facilitate the consummation of the transactions contemplated thereby. By executing this Agreement, the Company Stockholders’ Agent accepts such appointment, authority and power. Without limiting the generality of the foregoing, the Company Stockholders’ Agent will have the power to take any of the following actions on behalf of the Company stockholders: to execute, deliver and perform the Escrow Agreement; to give and receive notices, communications and consents hereunder and under the Escrow Agreement; to negotiate, enter into settlements and compromises of, resolve and comply with orders of courts and awards of arbitrators or other third-party intermediaries with respect to any disputes arising under this Agreement or the Escrow Agreement; and to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Company Stockholders’ Agent, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the activities described in this Section 5.14 and the transactions contemplated hereby or by the Escrow Agreement.

(b) Authority. The appointment of the Company Stockholders’ Agent by each stockholder is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any stockholder). Such appointment will be binding upon the heirs, executors, administrators, estates, personal Representatives, officers, directors, security holders, successors and assigns of each Company stockholder. All decisions of the Company Stockholders’ Agent will be final and binding on all of the Company stockholders, and no stockholder will have the right to object, dissent, protest or otherwise contest the same. Parent will be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Company Stockholders’ Agent and any document executed by the Company Stockholders’ Agent on behalf of any stockholder and will be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon absent willful misconduct. The Company Stockholders’ Agent will not be responsible for any loss suffered by, or liability of any kind to, the stockholders arising out of any act done or omitted by the Company Stockholders’ Agent in connection with the acceptance or administration of the Company Stockholders’ Agent’s duties hereunder, unless such act or omission involves gross negligence or willful misconduct.

(c) Resignation, Death or Incapacity of Company Stockholders’ Agent. The Company Stockholders’ Agent may resign by providing thirty (30) days prior written notice to Parent. Upon the resignation of the Company Stockholders’ Agent, the Company Stockholders’ Agent will appoint a replacement Company Stockholders’ Agent (who will be reasonably acceptable to Parent) to serve in accordance with the terms of this Agreement; provided, however, that such appointment will be subject to such newly-appointed Company Stockholders’ Agent’s notifying Parent in writing of its appointment and appropriate contact information for purposes of this Agreement and the Escrow Agreement, and Parent will be entitled to rely upon, without independent investigation, the identity of such newly-appointed Company Stockholders’ Agent as set forth in such written notice. Upon the death or incapacity of the Company Stockholders’ Agent, Company stockholders holding at least a majority of the Parent Common Stock payable as consideration to Company Stockholders will elect a replacement Company Stockholders’ Agent (who will be reasonably acceptable to Parent).

5.15 Section 16 Matters. Subject to the following sentence, prior to the Effective Time, Parent and Company will take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any acquisition of Parent Common Stock

(including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least thirty (30) days prior to the Closing Date, Company will furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock held by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger; and (b) the number of other derivative securities (if any) with respect to Company Capital Stock held by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.16 Letter of Company’s Accountants. Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

5.17 Listing. Parent will promptly (i) to the extent required by the rules and regulations of NASDAQ, prepare and submit to NASDAQ a notification form for the listing of the shares of Parent Common Stock to be issued in the Merger and use its reasonable best efforts to cause such shares to be approved for listing (subject to notice of issuance), and (ii) to the extent required by Nasdaq Marketplace Rule 4340, file an initial listing for the Parent Common Stock on NASDAQ (the “Nasdaq Listing Application”) and use its reasonable best efforts to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Company will cooperate with Parent as reasonably requested by Parent to cause the Nasdaq Listing Application to be approved and the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NASDAQ and will promptly furnish to Parent all information concerning the Acquired Companies and their stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.17.

5.18 Parent Amended and Restated Charter. Immediately prior to the Effective Time, Parent will file an amended and restated certificate of incorporation in substantially the form of Exhibit D (the “Parent Amended and Restated Charter”) with the Secretary of State of the State of Delaware to become effective immediately prior to the Effective Time.

5.19 Termination of Company Stockholder and Other Related Agreements. Prior to the Closing Date, Company will obtain the necessary written consent of its stockholders to, effective upon the Closing Date, terminate the following agreements to which the Company and certain of its stockholders are a party: (i) Amended and Restated Investors’ Rights Agreement, dated August 24, 2010, (ii) Amended and Restated Voting Agreement, dated August 24, 2010 and (iii) Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 24, 2010.

5.20 Company Options.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Option Plan, whether or not vested, will be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Option Plan. All rights with respect to Company Common Stock under Company Options assumed by Parent will thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent will be determined by multiplying (x) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time by (y) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent will be determined by dividing (x) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (y) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent will continue in full force and effect and the term, exercisability, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and other provisions of such Company Option will otherwise remain unchanged; provided, however, that: (1) to the extent provided under the terms of a Company Option, such Company Option assumed by Parent in accordance with this Section 5.20(a) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (2) Parent’ board of directors or a committee thereof will succeed to the authority and responsibility of Company’s board of directors or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this Section 5.20(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option will not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code. It is the intention of the parties that each Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time.

(b) Parent will file with the SEC, as soon as practicable (and in any event within 10 Business Days) after the Effective Time, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.20(a), to the extent permitted by federal securities laws, and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses delivered with respect to such shares) for so long as such options remain outstanding.

(c) Within twenty (20) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of a Company Option a document evidencing the foregoing assumption of such option by Parent.

5.21 Allocation Certificate. Company will prepare and deliver to Parent at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer and Secretary of Company in a form reasonably acceptable to Parent which sets forth (a) a true and complete list of the Company Stockholders immediately prior to the Effective Time and the number and type of shares of Company Capital Stock owned by each such Company Stockholder, and (b) the allocation of the Merger Consideration among the Company Stockholders pursuant to the Merger (the “Allocation Certificate”).

5.22 Employee Benefit Matters.

(a) All employees of the Company and the Acquired Company shall continue in their existing benefit plans until such time as, in Parent’s sole discretion, an orderly transition can be accomplished to employee benefit plans and programs maintained by Parent for its and its affiliates’ employees in the United States. Parent shall take such reasonable actions, to the extent permitted by Parent’s benefits programs, as are necessary to allow eligible employees of the Company and the Acquired Company to participate in the health, welfare and other benefit programs of Parent or alternative benefits programs in the aggregate that are substantially similar to those applicable to employees of Parent in similar functions and positions on similar terms (it being understood that equity incentive plans are not considered employee benefits). Pending such action, Parent shall maintain the effectiveness of the Company’s and each Acquired Company’s benefit plans. All employees of the Company and each Acquired Company shall be given credit for all service with the Company (or service credited by the Company) for purposes of eligibility and vesting (but not for purposes of benefit accrual) under all employee benefit plans, programs, policies and arrangements and employment policies maintained by Parent in which they become participants. No employees of the Company or of any Acquired Company (or their dependents) shall be excluded from, or limited in, receiving any benefits or participating in a group health plan of Parent for which they would otherwise be eligible by reason of any waiting period, evidence of insurability requirement, pre-existing condition exclusion or similar limitation other than limitations or waiting periods that are already in effect with respect to such individuals to the extent not satisfied as of the Effective Time under the corresponding Company Employee Plan.

(b) At Parent’s request, Company will terminate any or all Company Employee Plans intended to include a Code Section 401(k) arrangement (each a “Company 401(k) Plan”), with such termination to be effective as of the day immediately preceding the Closing Date and reflected in resolutions of Company’s board of directors. The form and substance of such resolutions will be subject to the prior review and approval of Parent. For purposes of clarity, participation in any Company 401(k) Plan for which no request has been made by Parent on or prior to the day immediately prior to the Closing Date will not be terminated by Company.

5.23 Company and Parent Disclosure Schedules. Each of Company and Parent may in its discretion, for informational purposes only, supplement the information set forth on the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, on the date of this Agreement or that is necessary to correct any information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, which has been rendered inaccurate thereby promptly following discovery thereof. Any such amended or supplemented disclosure shall not be deemed to modify the representations and warranties of Company, Parent or Merger Sub for purposes of Section 6.2(a) and 6.3(a) of this Agreement nor shall any amendment or supplement affect the rights of Parent Indemnified Persons to seek indemnification pursuant to the indemnification provisions set forth in Article 8 of this Agreement.

5.24 Tax Matters.

(a) Parent, Merger Sub and Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) Parent, Merger Sub and Company shall treat, and shall not take any Tax reporting position inconsistent with the treatment of, the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.25 Validity of Private Placement. In connection with the solicitation of the Company Stockholder Approval, the Company shall deliver to each holder of Company Capital Stock a standard form of accredited investor questionnaire. In reliance on such accredited investor questionnaires, Parent and Company shall take such action as reasonably necessary to ensure that the issuance of shares of Parent Common Stock in the Merger shall validly qualify for an exemption from the registration and prospectus delivery requirements of the Securities Act and the equivalent state “blue-sky” laws.

ARTICLE 6

CONDITIONS TO THE MERGER

6.1 Conditions To Obligation Of Each Party To Effect The Merger. The respective obligations of each party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Effectiveness of the Registration Statement. The Registration Statement will have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement will have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement will have been initiated or, to the knowledge of Parent or Company, threatened by the SEC;

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, will be in effect, nor will any proceeding brought by any administrative agency or commission or other Governmental Body or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there will not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, illegal;

(c) Blue Sky Laws. The actions set forth on Schedule 6.1(c) (relating to the state securities laws that must be complied with in connection with the Merger) will have been complied with and any Consent issued by any Governmental Body related thereto will be in full force and effect.

(d) Governmental Approvals. Any waiting period applicable to the consummation of the Merger under the HSR Act will have expired or been terminated.

(e) Stockholder Approvals. This Agreement will have been duly adopted and the Merger will have been duly approved by the Company Stockholder Approval and the Parent Stockholder Approval Matters will have been duly adopted and approved by the Parent Stockholder Approval.

(f) Listing. The Nasdaq Listing Application will have been conditionally approved, and the shares of Parent Common Stock to be issued in the Merger will be conditionally approved for listing on NASDAQ.

6.2 Additional Conditions to Obligations Of Parent. The obligations of Parent to effect the Merger are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Company (i) set forth in Section 2.2 (Capital Structure) and 2.4 (Authority; Non-Contravention; Approvals) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 2.2 (Capital Structure) and 2.3 (Authority; Non-Contravention; Approvals)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Company Material Adverse Effect; provided that, for purposes of this clause (ii), all “Company Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Company contained in this Agreement will be disregarded. Parent will have received a certificate to such effect signed by an officer of Company. For purposes of clarity, the transactions contemplated by Article 1 of this Agreement shall not constitute a breach of the representations and warranties of Company set forth in Section 2.2 (Capital Structure).

(b) Agreements and Covenants. Company will have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent will have received a certificate to such effect signed by and officer of Company.

(c) Consents Obtained. Parent will have received evidence, in form and substance satisfactory to it, that all Consents listed on Schedule 6.2(c) required to be obtained, and all filings required to be made, by Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby will have been obtained and made by Company.

(d) Company Material Adverse Effect. Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Company or any Subsidiary of Company having, individually or in the aggregate, a Company Material Adverse Effect.

(e) Other Deliveries. Parent will have received such other certificates and instruments (including without limitation certificates of good standing of Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it will reasonably request in connection with the closing of the transactions contemplated by this Agreement.

(f) FIRPTA Certificate. Parent will have received from Company applicable FIRPTA documentation, consisting of (i) a notice to the IRS, in accordance with the requirements of Section 1.897-2(h)(2) of the Treasury Regulations, in substantially the form of Exhibit E attached hereto, dated as of the Closing Date and executed by Company, together with written authorization for Parent to deliver such notice form to the IRS on behalf of Company after the Closing, and (ii) a FIRPTA Notification Letter, in substantially the form of Exhibit E attached hereto, dated as of the Closing Date and executed by Company.

(g) Dissenting Shares. The holders of no more than three percent (3%) of the shares of Company Capital Stock on an as-converted to Company Common Stock basis will have demanded and not lost or withdrawn, or will be eligible to demand, appraisal rights.

(h) Allocation Certificate. The Chief Financial Officer and the Secretary of Company will have executed and delivered to Parent the Allocation Certificate.

(i) Termination of Contracts. Company will have delivered to Parent evidence in form and substance satisfactory to Parent that the Contracts listed in Section 5.19 have been terminated.

(j) Financing Commitment Letter. The Financing Commitment Letter will continue to be in full force and effect and the Financing will be capable of being consummated immediately after the Closing pursuant to the terms of the Financing Commitment Letter.

(k) Company Lock-up Agreements. The Company Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

6.3 Additional Conditions to Obligations Of Company. The obligation of Company to effect the Merger is also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 3.2 (Capital Structure) and 3.4 (Authority; Non-Contravention; Approvals) will be true and correct in all material respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) and (ii) contained in this Agreement (other than those set forth in Section 3.2 (Capital Structure) and 3.3 (Authority; Non-Contravention; Approvals)) will be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except for those representations and warranties which address matters only as of a particular date (which will remain true and correct in all material respects as of such date) or those inaccuracies that, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Parent Material Adverse Effect; provided that, for purposes of this clause (ii), all “Parent Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Parent and Merger Sub contained in this Agreement will be disregarded. Company will have received a certificate to such effect signed by an officer of each of Parent and Merger Sub.

(b) Agreements and Covenants. Parent will have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Company will have received a certificate to such effect signed by an officer of Parent.

(c) Consents Obtained. Company will have received evidence, in form and substance satisfactory to it, that all Consents listed on Schedule 6.3(c) required to be obtained, and all filings required to be made, by Parent for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby will have been obtained and made by Parent.

(d) Parent Material Adverse Effect. Since the date of this Agreement, there will have been no change, occurrence or circumstance in the business, results of operations or financial condition of Parent or any Subsidiary of Parent having, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Other Deliveries. Company will have received such other certificates and instruments (including without limitation certificates of good standing of Parent in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it will reasonably request in connection with the closing of the transactions contemplated by this Agreement.

(f) Net Cash Balance. Parent and Company shall have agreed in writing upon the Net Cash Calculation, or the Reviewing Accounting Firm shall have delivered its report with respect to the Net Cash Calculation, in each case pursuant to Section 1.13, and such Net Cash Calculation shall be at least $20,000,000.

(g) Parent Board of Directors Resignation Letters. Company will have received a duly executed copy of a resignation letter from each of the resigning members of the board of directors of Parent contemplated by Section 5.11, pursuant to which each such person will resign as a member of the board of directors of Parent immediately following the Effective Time.

(h) Company Appointees. Each of the Company Appointees shall have been duly elected to the board of directors of Parent.

(i) Parent Lock-up Agreements. The Parent Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

ARTICLE 7

TERMINATION

7.1 Termination. This Agreement may be terminated and the Merger may be abandoned, at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Company and Parent:

(a) by mutual written consent of Company and Parent duly authorized by each of their respective boards of directors;

(b) by either Parent (subject to the provisions of Section 7.1(e)) or Company if the Merger has not been consummated by the End Date (provided that the right to terminate this Agreement under this Section 7.1(b) will not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

(c) by either Parent or Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission will have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Parent or Company if the Company Stockholder Approval has not been obtained within 24 hours after the distribution of the Information Statement, or, if earlier, eleven (11) days following the date of this Agreement (provided that the right to terminate this Agreement under this Section 7.1(d) will not be available to any party where the failure to obtain the Company Stockholder Approval will have been caused by the action or failure to act of such party in breach of this Agreement);

(e) by either Parent or Company, if the Parent Stockholder Approval contemplated by this Agreement will not have been obtained (provided that the right to terminate this Agreement under this Section 7.1(e) will not be available to any party where the failure to obtain the Parent Stockholder Approval will have been caused by the action or failure to act of such party in breach of this Agreement); provided, however, that Parent’s adjournment of the Parent Stockholders’ Meeting will not result in a failure to obtain the requisite vote under this Section 7.1(e) unless Parent does not obtain the Parent Stockholder Approval prior to the date sixty (60) days after the date that the initial Parent Stockholders’ Meeting is held; provided, however, that Parent may not terminate this Agreement pursuant to Section 7.1(b) until sixty five (65) days after the date that the initial Parent Stockholders’ Meeting is held; provided further that if the Parent Board Recommendation is withdrawn or modified in a manner adverse to Company, the Company may terminate this Agreement pursuant to this Section 7.1(e) before that date that is sixty (60) days after the date that the initial Parent Stockholders’ Meeting is held;

(f) by Parent upon breach of any of the representations, warranties, covenants or agreements on the part of Company set forth in this Agreement, or if any representation or warranty of Company will have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Company, then this Agreement will not terminate pursuant to this Section 7.1(f) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Parent to Company of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(f); provided, further that no termination may be made pursuant to this Section 7.1(f) solely as a result of the failure of Company to obtain the Company Stockholder Approval (in which case such termination must be made pursuant to Section 7.1(d));

(g) by Company upon breach of any of the representations, warranties, covenants or agreements on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger

Sub will have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided if such breach or inaccuracy is curable by Parent or Merger Sub, then this Agreement will not terminate pursuant to this Section 7.1(g) as a result of such particular breach or inaccuracy unless the breach or inaccuracy remains uncured as of the tenth (10th) Business Day following the date of written notice given by Company to Parent of such breach or inaccuracy and its intention to terminate the agreement pursuant to this Section 7.1(g); provided, further that no termination may be made pursuant to this Section 7.1(g) solely as a result of the failure of Parent to obtain the Parent Stockholder Approval (in which case such termination must be made pursuant to Section 7.1(e));

(h) by Company, if there will have occurred any Parent Material Adverse Effect since the date of this Agreement; provided, however, such termination shall only be effective if such Parent Material Adverse Effect is not cured within fifteen (15) days; or

(i) by Parent, if there will have occurred any Company Material Adverse Effect since the date of this Agreement; provided, however, such termination shall only be effective if such Company Material Adverse Effect is not cured within fifteen (15) days.

7.2 Effect Of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement will forthwith become void and there will be no liability on the part of any party hereto or any of its Affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.2, 7.3 and Article 8 hereof and (ii) for any liability for any willful breach of any representation, warranty, covenant or obligation contained in this Agreement (for purposes of this Section 7.2, a “willful breach” is an act or omission with the actual knowledge that such act or omission would cause a breach of this Agreement). No termination of this Agreement will affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations will, in addition to this Article 7 and Article 8, survive termination of this Agreement in accordance with its terms.

7.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expenses, whether or not the Merger is consummated (provided, however, that if the Merger is consummated, such fees and expenses will be paid by such party out of its own cash on hand prior to the Effective Time).

(b) Company will pay to Parent a termination fee in an amount in cash equal to (i) $1,000,000 in the event that this Agreement is terminated pursuant to Section 7.1(d), such fee to be paid within two (2) Business Days after such termination, and (ii) an additional $1,000,000 in the event an Acquisition Proposal with respect to Company has been publicly announced, disclosed or otherwise communicated to Company’s board of directors and, within 12 months after the date of such termination, Company enters into a definitive agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, such additional fee to be paid not later than two (2) Business days after the Acquisition Transaction is consummated.

(c) Parent will pay to Company a termination fee in an amount in cash equal to (i) $1,000,000 in the event that this Agreement is terminated pursuant to Section 7.1(e), such fee to be paid within two (2) Business Days after such termination, and (ii) an additional $1,000,000 in the event an Acquisition Proposal with respect to Parent has been publicly announced, disclosed or otherwise communicated to Parent’s board of directors and, within 12 months after the date of such termination, Parent enters into a definitive agreement with respect to an Acquisition Transaction or consummates an Acquisition Transaction, such additional fee to be paid not later than two (2) Business days after the Acquisition Transaction is consummated

(d) Company shall no later than two (2) Business Days after receipt of reasonable supporting documentation evidencing such fees and expenses reimburse Parent for all fees and expenses (up to $250,000 in the aggregate) incurred by Parent and Merger Sub in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement if this Agreement is terminated pursuant to Section 7.1(d) or if Parent terminates this Agreement pursuant to or Section 7.1(f).

(e) Parent shall no later than two (2) Business Days after receipt of reasonable supporting documentation evidencing such fees and expenses reimburse Company for all fees and expenses (up to $250,000 in the aggregate) incurred by Company in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated by this Agreement if this Agreement is terminated pursuant to Section 7.1(e) or Company terminates this Agreement pursuant to Section 7.1(g).

(f) If Company fails to pay when due any amount payable by Company under this Section 7.3, then (i) Company will reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 7.3, and (ii) Company will pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid. If Parent fails to pay when due any amount payable by Parent under this Section 7.3, then (i) Parent will reimburse Company for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Company of its rights under this Section 7.3, and (ii) Parent will pay to Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Company in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

ARTICLE 8

INDEMNIFICATION

8.1 Survival of Representations and Warranties. The representations, warranties, covenants and agreements of Company set forth in this Agreement and in any certificate, exhibit or schedule hereto will survive the Closing and expire twelve (12) months after the Closing Date (the “Expiration Date”); provided, however, if Parent delivers to the Company Stockholders’ Agent, before expiration of a representation or warranty, a claim notice pursuant to Section 8.4 based upon a breach of or inaccuracy in such representation or warranty, then the applicable representation or warranty will survive until the resolution of any claims arising from or related to the matter covered by such notice. Such survival will not be affected by any examination made for or on behalf of the Parent Indemnified Persons or the knowledge of any of the Parent Indemnified Persons’ officers, directors, stockholders, employees, agents or Affiliates. All representations and warranties of Parent and Merger Sub contained in this Agreement, or in any certificate or other document delivered pursuant hereto, shall expire as of the Effective Time. It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 8.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties to this Agreement acknowledge that the time periods set forth in this Section 8.1 for the assertion of claims under this Agreement are the result of arms’-length negotiation among such parties and that they intend for the time periods to be enforced as agreed by the Parties.

8.2 Indemnification and Escrow Fund. At the Closing, Parent will issue to the Exchange Agent (“Escrow Agent”) the number of shares of Parent Common Stock, which represents ten percent (10%) of the shares of Parent Common Stock that would otherwise be issuable pursuant to Section 1.6(a)(i) (excluding any shares of

Parent Common Stock issuable on conversion of shares of Company Capital Stock issued in, or issued upon conversion, exercise or exchange of securities issued in, the Additional Company Funding), rounded up or down to the nearest whole number (with 0.5 shares rounded upward to the nearest whole number) on a Company Stockholder by Company Stockholder basis (calculated excluding the reduction for the escrowed shares, the “Escrow Fund”), which shares will be held the Escrow Agent under the terms set forth in an Escrow Agreement (substantially in the form of Exhibit G hereto) among the Parent, the Company Stockholders’ Agent and the Escrow Agent (“Escrow Agreement”) and will be available to indemnify the Parent Indemnified Persons pursuant to the indemnification provisions set forth in this Article 8 (it being understood that, with respect to any Company Stockholder, shares free from any restrictions contemplated by Section 1.6(h) will be the shares included in the Escrow Fund and, only to the extent necessary to provide for an escrow of 10% of such Company Stockholder’s applicable shares subject to such restrictions will be included in the Escrow Fund). Subject to Section 8.3, from and after the Effective Time, the Company Stockholders, from the Escrow Fund, will, severally and not jointly, indemnify the Parent Indemnified Persons from and against any and all Losses paid, incurred, sustained or accrued by Parent, the Surviving Corporation or any other Parent Indemnified Person arising from or in connection with any of the matters set forth in clauses (a) through (f) below, and, subject to Section 8.1 and 8.3, the Company Stockholders, from the Escrow Fund, will, severally and not jointly, indemnify Parent, the Surviving Corporation and the other Parent Indemnified Persons for and in respect of, and hold each of them harmless from and against, any and all such Losses:

(a) any breach of or inaccuracy in any representation or warranty of Company (without, for the purposes of calculating damages only, giving effect to any materiality, Company Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty) contained (i) in this Agreement, either when made as of the date of this Agreement or immediately prior to the Effective Time as though made immediately prior to the Effective Time (except for those representations and warranties which address matters only as of a particular date, which will speak as of such date) or (ii) in any certificate delivered by Company to Parent pursuant to this Agreement;

(b) any breach or nonperformance by Company of or noncompliance by Company with any covenant, agreement or other obligation of Company set forth in or arising under this Agreement or any other agreement delivered by Company to Parent in connection with the transactions contemplated by this Agreement;

(c) regardless of the disclosure of any matter set forth in the Company Disclosure Schedule, any claim asserted or held by any current, former or alleged securityholder of any Acquired Company: (i) relating to this Agreement, any other agreement entered into in connection with this Agreement, the Merger or any of the other transactions contemplated hereby or thereby; (ii) alleging any ownership of, interest in or right to acquire any shares or other securities of Company that is not specifically disclosed on Part 3.2 of the Company Disclosure Schedule;

(d) the allocation of the Merger Consideration among the securityholders of Company;

(e) regardless of the disclosure of any matter set forth in the Company Disclosure Schedule, any claim or right asserted or held by any person who is or at any time was an officer, director, employee or agent of any Acquired Company (against the Surviving Corporation, against Parent, against any Affiliate of Parent or against any other Person) involving a right or entitlement or an alleged right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy (under the certificate of incorporation, bylaws or other charter and organizational documents of any Acquired Company, under any indemnification agreement or similar Contract, under any applicable Legal Requirement or otherwise) with respect to any act or omission on the part of such person or any event or other circumstance that arose, occurred or existed at or prior to the Effective Time;

(f) the exercise by any Company Stockholder of such stockholder’s appraisal rights under any applicable Legal Requirement, including all costs and expenses incurred by any Acquired Company or Parent in connection with any Legal Proceeding or settlement in connection therewith (it being understood that if a final determination of the fair value of any Dissenting Shares is made by a court of competent jurisdiction in connection with any such exercise of appraisal rights, then the only portion of such fair value to be included in calculation of the Losses incurred as a result of such exercise is the amount, if any, by which such fair value exceeds the fair market value of the shares of Parent Common Stock that otherwise would have been payable by Parent with respect to such Dissenting Shares in accordance with this Agreement had they not been Dissenting Shares); and

(g) any claim or Legal Proceeding relating to clauses (a) through (h) above.

The Parties acknowledge and agree that, if the Surviving Corporation or any Acquired Company suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation or either Acquired Company as a Parent Indemnified Person) Parent will also be deemed, by virtue of its ownership of the stock of the Surviving Corporation or Company, to have incurred Losses as a result of and in connection with such inaccuracy or breach.

8.3 Limitations on Indemnification. Notwithstanding the foregoing, the right to indemnification under this Article 8 will be subject to the following terms:

(a) No indemnification arising from Section 8.2(a) above will be payable unless and until the amount of all claims for Losses arising from Section 8.2 exceed $100,000 (the “Basket”) in the aggregate. If the total amount of such Losses exceed the Basket, then the Parent Indemnified Persons will be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Losses, and not merely the portion of such Losses exceeding the Basket. The limitations set forth in this Section 8.3(a) will not apply in the event of fraud (whether on the party of any Company Stockholder, any Acquired Company or any Representative of any Acquired Company).

(b) From and after the Effective Time, other than for fraud or willful misconduct or with regards to equitable remedies, recourse by the Parent Indemnified Persons to the Escrow Fund will be the Parent Indemnified Persons sole and exclusive remedy under this Agreement. The shares of Parent Common Stock surrendered from the Escrow Fund in satisfaction of any indemnification claim will be valued at the Parent Stipulated Value. (as adjusted pursuant to Section 1.6(f) above); provided, that, a Company Stockholder may elect to settle its indemnification obligations in cash equal to the amount of such liability and the shares that would otherwise have been delivered to Parent in satisfaction of such liability, will be released to such Company Stockholder as contemplated by the terms of the Escrow Agreement.

(c) Parent agrees to use commercially reasonable efforts to mitigate any Losses prior to seeking recovery from the Escrow Fund. In furtherance of the foregoing, in the event any Losses related to a claim by a Parent Indemnified Person under this Agreement are covered by insurance, such Parent Indemnified Person agrees to use commercially reasonable efforts to seek recovery under such insurance and the amount of Losses incurred by such Parent Indemnified Person for purposes of this Agreement shall be reduced by the amount such Parent Indemnified Person actually recovers from any insurer (net of any costs of collecting such insurance payment, including the amount of any co-payment or deductible).

(d) Notwithstanding the other provisions of this Agreement, there shall be no liability under any provision of this Agreement for any Losses to the extent that such Losses arise from actions taken or omitted to be taken by the Company prior to the Closing under Section 4.1 of this Agreement not consented to by the Parent or Merger Sub, other than upon a breach of a representation or warranty of the Company.

8.4 Assertion of Claims. No claim will be brought under Section 8.2 hereof unless a Parent Indemnified Person, at any time prior to the Expiration Date, gives the Company Stockholders’ Agent (as agent for the Company Stockholders) (a) a written notice of the existence of any such claim, specifying the nature and basis of such claim and the amount thereof, to the extent known or (b) written notice pursuant to Section 8.5 of any Third Party Claim, the existence of which might give rise to such a claim. The failure to provide such notice to the

Company Stockholders’ Agent will not relieve the Company Stockholders from any liability which they may have to the Parent Indemnified Persons under this Agreement (unless and only to the extent that such failure results in the loss or compromise of any rights or defenses of the Company Stockholders and they were not otherwise aware of such action or claim). Upon the giving of such written notice, a Parent Indemnified Person will have the right to commence Legal Proceedings for the claim involved.

8.5 Notice and Defense Of Third Party Claims. Losses resulting from the assertion of liability by third parties (each, a “Third Party Claim”) will be subject to the following terms and conditions:

(a) The Parent Indemnified Persons will promptly give the written notice contemplated by Section 8.4 to the Company Stockholders’ Agent (as agent for the Company Stockholders). Such notice will be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including, without limitation, any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument.

(b) Parent will defend any Third Party Claims with counsel of their own choosing, and will act reasonably and in accordance with their good faith business judgment in handling such Third Party Claims, provided that no Third Party Claim may be settled without the consent of the Company Stockholders’ Agent and a majority of the Parent Appointees (which consents will not be unreasonably withheld) . The Company Stockholders’ Agent, the Company Stockholders and the Parent Indemnified Persons will make available to each other and their Representatives all books and records and information relating to any Third Party Claims, keep each other fully apprised as to the details and progress of all proceedings relating thereto and render to each other such assistance as may be reasonably required to ensure the proper and adequate defense of any and all Third Party Claims.

8.6 Control of Indemnification Claims. The parties acknowledge and agree that, subject to the provisions governing Third Party Claims set forth in Section 8.5 above, all indemnification claims made against the escrow under this Agreement or the Escrow Agreement shall be controlled by the Parent Appointees, their successors or appointees (acting by a majority in interest) on behalf of the Parent Indemnified Parties.

ARTICLE 9

GENERAL PROVISIONS

9.1 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement will be in writing and will be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by email or facsimile transmission before 11:59 p.m. (recipient’s time) on the day sent by facsimile and receipt is confirmed, when transmitted; (c) if sent by email or facsimile transmission on a day other than a Business Day and receipt is confirmed, or if sent by email or facsimile transmission after 11:59 p.m. (recipient’s time) on the day sent by facsimile and receipt is confirmed, on the Business Day following the date on which receipt is confirmed; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

(a)	If to Parent or Merger Sub:

Regado Biosciences, Inc.

106 Allen Road, 4th Floor

Basking Ridge, New Jersey 0790

Attn: Michael Metzger

E-Mail: mmetzger@regadobio.com

With a copy to:

Cooley LLP

500 Boylston Street

14th Floor

Boston, MA 02116-3736

Attn.: Marc Recht

E-Mail: mrecht@cooley.com

and

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

Attn.: Barbara L. Borden

E-Mail: bborden@cooley.com

(b)	If to Company:

Tobira Therapeutics, Inc.

701 Gateway Blvd, Suite 300,

South San Francisco, CA 94080

Attn: Laurent Fischer, M.D.

E-Mail: lfischer@tobiratherapeutics.com

With a copy to:

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive

Suite 900

Boston, MA 02210

Attn: Jay K. Hachigian

E-Mail: hach@gunder.com

(c)	If to the Company Stockholders’ Agent:

Canaan VII L.P.

2765 Sand Hill Road

Menlo Park, CA 94025

Attn: Brent Ahrens

E-Mail: bahrens@canaan.com

9.2 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, no amendment may be made which by Legal Requirements requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

9.3 Headings. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

9.5 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

9.6 Successors and Assigns. This Agreement will be binding upon: (a) Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); (d) the Company Stockholders’ Agent and its successors and assigns (if any); and (e) the Company Stockholders. This Agreement will inure to the benefit of: (i) Company; (ii) Parent; (iii) Merger Sub; (iv) the other Parent Indemnified Persons; and (v) the respective successors and assigns (if any) of the foregoing. No party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties hereto.

9.7 Parties In Interest. This Agreement will be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, expressed or implied, is intended to or will confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.6 (which is intended to be for the benefit of the parties indemnified thereby and may be enforced by such parties).

9.8 Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound.

9.9 Remedies Cumulative; Specific Performance. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Each party to this Agreement agree that, in the event of any breach or threatened breach by the other party of any covenant, obligation or other provision set forth in this Agreement: (a) such party will be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such party will not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

9.10 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement will be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware or, if jurisdiction over the matter is vested exclusively in the federal courts, the United States

District Court for the District of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of such court (and each appellate court therefrom) in connection with any such action, suit or Legal Proceeding; (ii) agrees that such court will be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.11 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts and by facsimile or electronic (i.e, PDF) transmission, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

9.12 Attorney Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit will be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.13 Cooperation. Each party hereto agrees to cooperate fully with the other parties hereto and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties hereto to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

9.14 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The term “knowledge of Company”, and all variations thereof, will mean the actual knowledge of Laurent Fischer, Christopher Peetz, Éric Lefebvre, Helen Jenkins and Martine Kraus after reasonable inquiry. The term “knowledge of Parent”, and all variations thereof, will mean the actual knowledge of Michael Metzger, Christopher Courts, Don Elsey and Christopher Rusconi after reasonable inquiry. For purposes of this Section 9.14(e), “reasonable inquiry” by any individual will be deemed to mean obtaining actual knowledge of the following: (i) each fact, circumstance, event or other matter that is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such individual, including his or her personal files, (ii) each fact, circumstance, event or other matter that is reflected in one or more documents (whether written or electronic) contained in books and records of such person that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities, and (iii) knowledge that could be obtained from reasonable inquiry of an individual’s direct reports.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed as of the date first written above.

REGADO BIOSCIENCES, INC.

By:	/s/ Michael Metzger

Name:	Michael Metzger

Title:	Chief Executive Officer, President and Chief Operating Officer

LANDMARK MERGER SUB INC.

By:	/s/ Michael Metzger

Name:	Michael Metzger

Title:	President

TOBIRA THERAPEUTICS, INC.

By:	/s/ Laurent Fischer, M.D.

Name:	Laurent Fischer, M.D.

Title:	Chief Executive Officer

BRENT AHRENS, as Company Stockholders’ Agent

By:	/s/ Brent Ahrens

Name:	Brent Ahrens

Title:	Member/Manager

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Companies” mean Company and its direct and indirect Subsidiaries.

“Acquiring Companies” mean Parent and Merger Sub.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving (but excluding the Financing):

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Company (or its Subsidiaries) or Parent (or its Subsidiaries), or (iii) in which Company (or its Subsidiaries) or Parent (or its Subsidiaries) issues securities representing more than 15% of the outstanding securities of any class of voting securities of any such Entity (other than as contemplated under this Agreement);

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Company (or its Subsidiaries) or Parent (or its Subsidiaries); or

(c) any liquidation or dissolution of any of Company (or its Subsidiaries) or Parent (or its Subsidiaries).

“Affiliates” mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

“Board Recommendation” mean the Company Board Recommendation or the Parent Board Recommendation, as applicable.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in Boston, Massachusetts are authorized or required by applicable Legal Requirements to close.

“Change in Recommendation” means a Company Change in Recommendation or a Parent Change in Recommendation, as applicable.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the Common Stock of the Company, par value $0.0001.

“Company Disclosure Schedule” means the disclosure schedule that has been delivered by Company to Parent on the date of this Agreement.

“Company IP Rights” mean all IP Rights owned solely or co-owned by an Acquired Company or in which an Acquired Company has any right, title or interest and which are used by an Acquired Company in the ordinary course of its business.

“Company Lock-up Agreement Signatories” means Novo A/S, Canaan VII L.P., Domain Associates, L.L.C., Domain Partners VII, L.P. DP VII Associates, L.P., Montreux IV Associates, L.L.C., Montreux Equity Partners IV, L.P., Montreux Equity Partners V, LP, Frazier Healthcare V, L.P., Christopher Peetz, Éric Lefebvre, and Laurent Fischer.

“Company Material Adverse Effect” means any effect, change, event or circumstance that has a material adverse effect on: (a) the business, financial condition, operations or results of operations of the Acquired Companies taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Company Material Adverse Effect: Effects resulting from (i) conditions generally affecting the industries in which the Acquired Companies participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on the Acquired Companies taken as a whole; (ii) any failure by the Company or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (iv) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; (v) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements; or (vi) anything related to the conduct of the Company’s Phase 2b proof of concept study, entitled “Cenicriviroc Efficacy and Safety Study in Adult Subjects with Nonalcoholic Steatohepatitis and Liver Fibrosis” except that a clinical hold lasting 30 days or more by the FDA or a recommendation to discontinue the study by independent Data and Safety Monitoring Board (DSMB) shall constitute a Company Material Adverse Effect; or (b) the ability of the Company to consummate the Merger or to perform any of its covenants or obligations under the Agreement.

“Company Option” means an option to purchase shares of Company Capital Stock.

“Company Option Plan” means the Company’s 2007 Stock Plan and 2010 Stock Plan.

“Company Preferred Stock” means the Company’s Series A Preferred Stock and Series B Preferred Stock.

“Company Stockholders” mean the holders of Company Capital Stock issued and outstanding immediately prior to the Effective Time.

“Company Support Agreement Signatories” mean: (a) Novo A/S, Canaan VII L.P., Montreux IV Associates, L.L.C., Montreux Equity Partners IV, L.P., Montreux Equity Partners V, LP and Frazier Healthcare V, L.P.; and (b) each of the directors and officers of Company.

“Company Term Loan Warrants” mean any warrant to purchase capital stock of the Company issued to either (i) Square 1 Bank, in connection with that certain Loan and Security Agreement between Square 1 Bank and the Company dated as of November 9, 2011, or (ii) Oxford Finance LLC, in connection with that certain Loan and Security Agreement between Oxford Finance LLC and the Company dated as of June 30, 2014.

“Company Warrant” means a warrant to purchase shares of Company Capital Stock.

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

“Contract” means any written agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase Order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Copyrights” mean all copyrights and copyrightable works (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Encumbrance does not include Out-Licenses.

“End Date” means the date that is six (6) months after the date of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Exchange Ratio” means the ratio set forth below, with such ratio being calculated to the nearest 1/10,000 of a share:

The quotient obtained by dividing (A) Company Merger Shares by (B) Company Outstanding Shares, where

“Aggregate Value” means the sum of (i) $80,000,000, (ii) the Net Cash and (iii) the aggregate proceeds received by the Company as Additional Company Funding prior to the Effective Time (the “Additional Company Proceeds”).

“Company Allocation Percentage” means the quotient determined by dividing (i) the sum of $80,000,000 plus the Additional Company Proceeds, by (ii) the Aggregate Value.

“Company Merger Shares” means the product determined by multiplying the Post-Closing Parent Shares by the Company Allocation Percentage.

“Company Outstanding Shares” means the total number of shares of Company Capital Stock, excluding any shares issued in the Additional Parent Funding as of immediately subsequent to the Effective Time, outstanding immediately prior to the Effective Time (on an as converted to Company Common Stock basis and assuming cashless exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time that are in-the-money (such cashless exercise being calculated based on a market price equal to the Company Stipulated Value)).

“Company Stipulated Value” means the quotient determined by dividing (i) the sum of $80,000,000 plus the Additional Company Proceeds, by (ii) the Company Outstanding Shares.

“Parent Allocation Percentage” means the quotient determined by dividing Net Cash by the Aggregate Value.

“Parent Outstanding Shares” means, subject to Section 1.6(f), the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time (on an as converted to Parent Common Stock basis, assuming conversion of Parent’s Series F Preferred Stock and cashless exercise of all Parent Options and Parent Warrants outstanding as of immediately prior to the Effective Time that are in-the-money, such cashless exercise being calculated based on a market price equal to the Parent Stipulated Value).

“Parent Stipulated Value” means the quotient determined by dividing Net Cash by the Parent Outstanding Shares.

“Post-Closing Parent Shares” mean the quotient determined by dividing the Parent Outstanding Shares by the Parent Allocation Percentage.

For purposes of clarity, any Additional Parent Funding shall not be included in the calculation of the Exchange Ratio or in any of the definitions under this definition of Exchange Ratio.

“FDA” means the United States Food and Drug Administration.

“Financing” means the sale and issuance of debt or equity securities (including securities convertible, exercisable or exchangeable into such debt or equity securities), in connection with the Additional Company Funding or the Additional Parent Funding, which funding, in each case, is consistent with the terms and conditions hereof and of the Financing Commitment Letter.

“Financing Commitment Letter Signatories” means funds affiliated with Novo A/S, Canaan VII L.P., Domain Associates, L.L.C., Domain Partners VII, L.P. DP VII Associates, L.P., Montreux IV Associates, L.L.C., Montreux Equity Partners IV, L.P., Montreux Equity Partners V, LP and Frazier Healthcare V, L.P.

“Form 8-K Amendment” means the amendment to the Form 8-K that Parent will be required to file with the SEC within seventy-five (75) days of the Closing Date pursuant to Items 2.01 and 9.01 of Form 8-K in order to file certain financial statements of Company as an exhibit.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory agency, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IP Rights” mean any and all of the following in any country or region: (a) Copyrights, Patent Rights, Trademark Rights, domain name registrations, Trade Secrets, and other intellectual property rights; and (b) the right (whether at law, in equity, by Contract or otherwise) to enjoy or otherwise exploit any of the foregoing, including the rights to sue for and remedies against past, present and future infringements of any or all of the foregoing, and rights of priority and protection of interests therein under the Legal Requirements of any jurisdiction worldwide.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirements” mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Losses” mean any and all losses, claims, shortages, damages, liabilities, expenses (including reasonable attorney and accountant fees), assessments, Taxes (including interest or penalties thereon) sustained, suffered or incurred by any Parent Indemnified Person.

“Merger Sub Common Stock” means the Common Stock, $0.001 par value per share, of the Merger Sub.

“NASDAQ” means The NASDAQ Capital Market.

“Net Cash” means Parent’s (a) cash and cash equivalents minus (b) restricted cash minus (c) any indebtedness or other obligation for borrowed money minus (d) all severance payments or obligations relating to terminations of service prior to the Effective Time or planned as of the Determination Date and, in the case of Michael Metzger, all such severance payments or obligations relating to a termination of his service whether occurring prior to or following the Effective Time unless a written agreement is signed to waive Mr. Metzger’s severance payments in connection with a termination of his service, to the extent not discharged prior to the Effective Time, minus (e) any payments due as a result of the transactions contemplated by this Agreement pursuant to that certain License, Manufacturing and Supply Agreement, dated December 22, 2006, by and between Parent and Nektar Therapeutics AL, Corporation (provided that the foregoing shall not be inferred to require that Parent terminate such agreement) minus (f) Transaction Costs minus (g) all accounts payable (excluding any amounts in dispute, which shall be subject to clause (i) of this paragraph) minus (h) all accrued expenses minus (i) the amount of any disputed portion outstanding under any Parent Contract minus (j) any payable or obligation related to Parent’s lease obligations (net of any rights of Parent to receive payments relating to the property subject to such lease obligation under a sublease or otherwise).

“Order” means any order, writ, injunction, judgment or decree.

“Parent Capital Stock” means Parent Common Stock and Parent Preferred Stock.

“Parent Disclosure Schedule” means the disclosure schedule that has been delivered by Parent to Company on the date of this Agreement.

“Parent Indemnified Person” means and includes, Parent, Parent’s Affiliates and Subsidiaries (including, without limitation, after the Effective Time, the Surviving Corporation) and each of their respective successors and assigns, and the respective officers and directors of each of the foregoing Persons.

“Parent IP Rights” mean all IP Rights owned solely or co-owned by Parent or in which Parent has any right, title or interest.

“Parent Lock-up Agreement Signatories” means Quaker BioVentures L.P., Domain Partners VI, L.P., DP VI Associates, L.P., Domain Associates, LLC, RMI Investments, S.á.r.l., Aurora Ventures IV, L.L.C., and Aurora Ventures V, L.P.; and (b) each of the directors and officers of Parent.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, has a material adverse effect on: (a) the business, financial condition, operations or results of operations of Parent and its Subsidiaries taken as a whole; provided, however, that, in no event will any of the following, alone or in combination, be deemed to constitute, nor will any of the following be taken into account in determining whether there has occurred, a Parent Material Adverse Effect: Effects resulting (i) from conditions generally affecting the industries in which Parent participates or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Parent and its Subsidiaries taken as a whole; (ii) changes in the trading price or trading volume of Parent Common Stock (it being understood, however, that any effect causing or contributing to such changes in the trading price or trading volume of Parent Common Stock may constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iii) any failure by Parent or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of the Agreement (it being understood, however, that any effect causing or contributing to such failures to meet projections or predictions may constitute a Parent Material Adverse Effect and may be taken into account in determining whether a Parent Material Adverse Effect has occurred); (iv) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (v) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; and (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements; or (b) the ability of Parent or Merger Sub to consummate the Merger or to perform any of its covenants or obligations under this Agreement.

“Parent Stock Option Plans” mean the Parent 2004 Equity Compensation Plan, as amended, and the Parent 2013 Equity Compensation Plan.

“Parent Support Agreement Signatories” mean: (a) Quaker BioVentures L.P., Domain Partners VI, L.P., DP VI Associates, L.P., Domain Associates, LLC, RMI Investments, S.á.r.l., Aurora Ventures IV, L.L.C., Aurora Ventures V, L.P., Christopher Rusconi and Robert Kierlin; and (b) each of the directors and officers of Parent.

“Patent Rights” mean all issued patents, pending patent applications and abandoned patents and patent applications provided that they can be revived (which for purposes of this Agreement will include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, reissues, re-examinations and extensions thereof.

“Person” means any person, Entity, Governmental Body, or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or any other piece of information that allows the identification of a natural person.

A party’s “Representatives” include each Person that is or becomes (a) a Subsidiary or other Affiliate of such party or (b) an officer, director, employee, partner, attorney, advisor, accountant, agent or representative of such party or of any such party’s Subsidiaries or other Affiliates.

“SEC Documents” mean each report, registration statement, proxy statement and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since December 31, 2011, including all amendments thereto.

An Entity will be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” means an unsolicited, bona fide written offer made by a third party to purchase all of the outstanding shares of capital stock of either Parent or Company, as applicable, on terms that the board of directors of either Parent or Company, as applicable, determines, in its reasonable judgment, based upon a written opinion of an independent financial advisor of nationally recognized reputation, to be more favorable to its stockholders from a financial point of view than the terms of the Merger; provided, however, that any such offer will not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

“Tax” and “Taxes” mean any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, escheat, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” mean trade secrets, know-how, proprietary information, inventions, discoveries, improvements, technology, technical data and research and development, whether patentable or not.

“Trademark Rights” mean all material common law trademarks, registered trademarks, applications for registration of trademarks, material common law service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and Internet domain name registrations; and including all filings with the applicable Governmental Body indicating an intent to use any of the foregoing if not registered or subject to a pending application.

“Transaction Costs” means the aggregate amount of costs and expenses of Parent or any of its Subsidiaries incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including any brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of counsel or accountants payable by Company or any of its Subsidiaries and any transaction bonuses or similar items, in each case to the extent unpaid; provided, that Transaction Costs will only include (i) 50% of the costs and expenses associated with the services provided by the Exchange Agent and Escrow Agent and (ii) the costs of any insurance tail policies that may be purchased by Parent relating to insurance policies held by it prior to the Closing and, for clarity, shall not include the cost of any insurance tail policies of Company.

Additionally, the following terms have the meanings assigned to such terms in the Sections of this Agreement set forth below opposite such term:

Defined Word	Section of Agreement
“Acceptable Company Confidentiality Agreement”	Section 5.12(a)
“Acceptable Parent Confidentiality Agreement”	Section 5.13(a)
“Agreement”	Preamble
“Allocation Certificate”	Section 5.22
“Antitrust Filings”	Section 5.5(a)
“Anticipated Closing Date”	Section 1.12(a)
“Basket”	Section 8.3(a)
“Certificate of Merger”	Section 1.2
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 2.12(f)
“Code”	Recitals
“Company”	Preamble
“Company 401(k) Plan”	Section 5.22(b)
“Company Balance Sheet”	Section 2.5(a)
“Company Board Recommendation”	Section 5.2(b)
“Company Change in Recommendation”	Section 5.2(c)
“Company Contract”	Section 2.16(b)
“Company Disclosure Schedule”	Article 2
“Company Employee Plans”	Section 2.12(a)
“Company Environmental Permits”	Section 2.14(c)
“Company Financials”	Section 2.5(a)
“Company Intervening Event”	Section 5.2(c)
“Company Owned IP Rights”	Section 2.8(d)
“Company Permits”	Section 2.9(b)
“Company Stock Certificate”	Section 1.9
“Company Stockholder Approval”	Section 2.3(a)
“Company Stockholder Matters”	Section 5.2(a)
“Company Stockholders’ Agent”	Preamble
“Company Support Agreements”	Recitals
“Confidentiality Agreement”	Section 5.4
“Delaware Law”	Section 1.1
“Determination Date”	Section 1.12(a)

Defined Word	Section of Agreement
“Dispute Notice”	Section 1.12(b)
“Dissenting Shares”	Section 1.7
“Effective Time”	Section 1.2
“ERISA”	Section 2.12(a)
“ERISA Affiliate”	Section 2.12(a)
“Escrow Agent”	Section 8.2
“Escrow Agreement”	Section 8.2
“Escrow Fund”	Section 8.2
“Exchange Act”	Section 2.3(b)
“Exchange Agent”	Section 1.8(a)
“Exchange Fund”	Section 1.8(a)
“Expiration Date”	Section 8.1
“FDA”	Section 2.9(c)
“Financing Commitment Letter”	Recitals
“GAAP”	Section 2.5(a)
“Hazardous Material”	Section 2.14(a)
“Hazardous Material Activities”	Section 2.14(b)
“HIPAA”	Section 2.12(f)
“HMO”	Section 2.12(k)
“Insurance Policies”	Section 2.22
“Interim Financial Statements”	Section 5.8
“Merger”	Recitals
“Merger Consideration”	Section 1.6(a)
“Merger Sub”	Preamble
“Net Cash Calculation”	Section 1.12(a)
“Out Licenses”	Section 2.8(c)
“Parent”	Preamble
“Parent Appointees”	Section 1.5(a)
“Parent Board Recommendation”	Section 5.3(b)
“Parent Change in Recommendation”	Section 5.3(c)
“Parent Amended and Restated Charter”	Section 3.3
“Parent Common Stock”	Section 1.6(a)(i)
“Parent Contract”	Section 3.16
“Parent Employee Plans”	Section 3.12(a)
“Parent Financials”	Section 3.5(c)
“Parent Intervening Event”	Section 5.3(c)
“Parent Preferred Stock”	Section 3.2(a)
“Parent Stockholder Approval”	Section 3.3(a)
“Parent Stockholder Approval Matters”	Section 5.3(a)
“Parent Stockholders’ Meeting”	Section 5.3
“Parent Support Agreements”	Recitals
“Party” or “Parties”	Preamble
“Pre-Closing Period”	Section 4.1
“Proxy Statement”	Section 5.1(a)
“Registration Statement”	Section 5.1(b)
“Response Date”	Section 1.12(b)
“Reviewing Accounting Firm”	Section 1.12(e)
“SEC”	Section 2.3(b)
“Securities Act”	Section 2.3(b)
“Surviving Corporation”	Section 1.1
“Tax Returns”	Section 2.7(a)
“Third Party Claim”	Section 8.5

Exhibit 10.1

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of January 14, 2015, is by and between Regado Biosciences, Inc. (“Parent”), Tobira Therapeutics, Inc., a Delaware corporation (“Company”) and the individual set forth on Schedule A hereto (the “Stockholder”).

RECITALS:

WHEREAS, as of the date of this Agreement, the Stockholder is the holder of the number of shares of capital stock of Parent (“Capital Stock”) set forth opposite the Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any shares of Capital Stock of Parent that are hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement being referred to in this Agreement as the “Subject Shares”);

WHEREAS, Parent, Landmark Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Company propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date of this Agreement (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into Company, with Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined in this Agreement will have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Company has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares.

(a) From and after the date of this Agreement, at every meeting of the holders of Parent Capital Stock (the “Voting Stockholders”), however called, and at every adjournment or postponement thereof (or, if applicable, pursuant to a written consent if the Voting Stockholders act by written consent in lieu of a meeting), the Stockholder will, or will cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote (or, in the case of any action by written consent in lieu of a meeting, execute a written consent in respect of) all of the Stockholder’s Subject Shares (a) in favor of (i) the issuance of shares of Parent Common Stock in the Merger and the Financing, and (ii) the Parent Charter Amendment in accordance with Section 5.18 of the Merger Agreement;, (b) against any Acquisition Proposal and (c) against any action, proposal, transaction or agreement that, to the knowledge of Stockholder, would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company/Parent contained in the Merger Agreement, or of such Stockholder contained in this Agreement, or (2) prevent, materially impede or materially delay the Company’s or Parent’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger.

(b) Notwithstanding Section 1.1(a), in the event of a Change in Recommendation made in compliance with the Merger Agreement, the obligation of Stockholder to vote Subject Shares as to which Stockholder controls the right to vote in the manner set forth in Section 1.1(a) shall be modified such that:

(i) Stockholder shall vote (or cause to be voted), in person or by proxy 95% of the Subject Shares (the “Committed Restricted Shares”) as provided in Section 1.1(a); and

(ii) Stockholder, in his, her or its sole discretion, may vote (or cause to be voted), in person or by proxy all of his, her or its Subject Shares (other than the Committed Restricted Shares) in any manner Stockholder chooses.

1.2. No Inconsistent Arrangements. Except as provided in this Agreement or under the Merger Agreement, the Stockholder will not, directly or indirectly, whether by merger, consolidation or otherwise, (a) create any Encumbrance other than restrictions imposed by applicable Legal Requirements or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Shares or any interest in the Subject Shares, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares, or (e) take any action that would make any representation or warranty of the Stockholder in this Agreement untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may make Transfers of Subject Shares by will, operation of law, Transfers for estate planning purposes or to any entity that is an affiliate (within the meaning set forth in Rule 405 under the Securities Act) of Stockholder, but only if, in each case, prior to the effectiveness of such Transfer, the transferee agrees in writing to be bound by the applicable terms of this Agreement and written notice of such Transfer is delivered to Company pursuant to Section 5.1 hereof, in which case the Subject Shares will continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement.

1.3. Intentionally Omitted.

1.4. Documentation and Information. The Stockholder will permit and hereby authorizes Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the Stockholder’s identity and

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ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement.

1.5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. To secure the Stockholder’s obligation to vote the Subject Shares in accordance with this Agreement, the Stockholder hereby irrevocably appoints Company as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Voting Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder’s Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Voting Stockholders or in connection with any action sought to be taken by written consent of the Voting Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Voting Stockholders or in connection with any action sought to be taken by written consent without a meeting. Company agrees not to exercise the proxy granted in this Agreement for any purpose other than the purposes described in this Agreement. The foregoing proxy will be deemed to be a proxy coupled with an interest, is irrevocable (and as such will survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of the Merger Agreement and will not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 5.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act under this Agreement, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Company. The Stockholder hereby affirms that the proxy set forth in this Section 1.5 is given in connection with and granted in consideration of and as an inducement to Parent and Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.5 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 5.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder, the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.5 with respect to such Subject Shares. Notwithstanding the foregoing provisions of this Section 1.5, in the event of a Change of Recommendation, all references in this Section 1.5 to the Stockholder’s “Subject Shares” shall be deemed to be references to the Stockholder’s “Committed Restricted Shares.”

1.6. Legends. Parent agrees that each certificate representing the Subject Shares issued after the date of this Agreement to the Stockholder or any assignee or transferee of the Stockholder will bear the following legend:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A SUPPORT AGREEMENT AND PROXY (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST WILL BE DEEMED TO AGREE TO AND WILL BECOME BOUND BY ALL THE PROVISIONS OF SAID SUPPORT AGREEMENT AND PROXY.”

1.7. No Solicitation of Transactions. The Stockholder will not and will not authorize or permit any of its Representatives, directly or indirectly, to (a) solicit, initiate, knowingly encourage,

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induce or facilitate the making, submission or announcement of, any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or (c) resolve or agree to do any of the foregoing.

1.8. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Company any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to Stockholder, and Company will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Company and Parent that:

2.1. Authorization; Binding Agreement. The Stockholder has full legal capacity, right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance of this Agreement and the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. No approvals or consents of or notifications to any other Person are necessary in connection with the execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated by this Agreement.

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or Beneficial Owner (as defined below) of the Stockholder’s Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrance (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided under this Agreement, (b) pursuant to any applicable restrictions on transfer under the Securities Act, and (c) subject to any risk of forfeiture with respect to any shares of Capital Stock granted to the Stockholder under an employee benefit plan of Company. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the shares of Capital Stock of Company owned by the Stockholder as of the date of this Agreement. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase, acquire or place an Encumbrance on any of the Stockholder’s Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable

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immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own” and “Beneficially Owned” have a correlative meaning.

2.3. Voting Power. The Stockholder has sole voting power, with respect to the Stockholder’s Subject Shares, and sole power of disposition, sole power to issue instructions with respect to the matters set forth in this Agreement and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Subject Shares. None of the Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided under this Agreement.

2.4. Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of (a) any applicable Legal Requirement or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which the Stockholder is subject; or (b) any Contract to which the Stockholder is a party or is bound or to which the Stockholder’s Subject Shares are subject.

2.5. Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder understands and acknowledges that Company and Parent are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.6. Absence of Litigation. With respect to the Stockholder, as of the date of this Agreement, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to the Stockholder and Parent that:

3.1. Organization; Authorization. Company is a corporation duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the state of Delaware. The consummation of the transactions contemplated by this Agreement in accordance with and subject to the terms of the Merger Agreement are within Company’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Company. Company has full corporate power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Company and constitutes a valid and binding obligation of Company enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Stockholder and Company that:

4.1. Organization; Authorization. Parent is a corporation duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the state of Delaware. The consummation of the transactions contemplated by this Agreement in accordance with and subject to the terms of the Merger Agreement are within Parent’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Parent. Parent has full corporate power and authority to execute, deliver and perform this Agreement.

4.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

ARTICLE V

MISCELLANEOUS

5.1. Notices. All notices, requests and other communications to either party under this Agreement will be in writing (including facsimile transmission) and will be given, (a) if to Company or Parent, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s mailing or email address or facsimile number set forth on a signature page hereto, or to such other mailing or email address or facsimile number as the Stockholder may hereafter specify in writing to Company for the purpose by notice to Company.

5.2. Termination. This Agreement will terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Upon termination of this Agreement, neither party will have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.2 will relieve either party from liability for any breach of this Agreement prior to termination hereof, and (y) the provisions of this Article V will survive any termination of this Agreement.

5.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4. Binding Effect; Benefit; Assignment. The provisions of this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities under this Agreement upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

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5.5. Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Company, Parent and the Stockholder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery or, if the Delaware Court of Chancery does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction is vested exclusively in the federal courts, the United States District Court for the district of Delaware, and appellate courts therefrom, (collectively, the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above will have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) will be binding to the same extent as an original signature page, with regard to any agreement subject to the terms of this Agreement or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to the other party that requests it.

5.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

5.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

5.9. Specific Performance. The parties hereto agree that Company would be irreparably damaged if for any reason any Stockholder fails to perform any of its obligations under this Agreement and that Company may not have an adequate remedy at law for money damages in such event.

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Accordingly, Company will be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

5.10. Headings. The Section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

5.11. No Presumption. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

5.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Law to perform their respective obligations as expressly set forth under this Agreement.

5.13. Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender will be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

5.14. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a Stockholder of Parent, and not in the Stockholder’s capacity as a director, officer or employee of Parent or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will in any way restrict a director or officer of Parent in the exercise of his or her fiduciary duties as a director or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

(SIGNATURE PAGE FOLLOWS)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

REGADO BIOSCIENCES, INC.

By:
	Name:	Michael Metzger
	Title:	Chief Executive Officer, President and Chief Operating Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

TOBIRA THERAPEUTICS, INC.

By:
	Name:	Laurent Fischer, M.D.
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

By:
Its:

By:

[Signature Page to Support Agreement]

Schedule A

Name of Stockholder	No. Shares	No. Options

Exhibit 10.2

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of January 14, 2015, is by and between Regado Biosciences, Inc. (“Parent”), Tobira Therapeutics, Inc., a Delaware corporation (“Company”) and the individual set forth on Schedule A hereto (the “Stockholder”).

RECITALS:

WHEREAS, as of the date of this Agreement, the Stockholder is the holder of the number of shares of capital stock of Company (“Capital Stock”) set forth opposite the Stockholder’s name on Schedule A (all such shares set forth on Schedule A, together with any shares of Capital Stock of Company that are hereafter issued to or otherwise acquired, whether beneficially or of record, or owned by the Stockholder prior to the termination of this Agreement as the “Stockholder Shares” and [    ]% of the Stockholder Shares equals the “Subject Shares”);

WHEREAS, Parent, Landmark Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Company propose to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date of this Agreement (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into Company, with Company continuing as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined in this Agreement will have the respective meanings ascribed to such terms in the Merger Agreement); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares.

(a) From and after the date of this Agreement, at every meeting of the holders of Company Capital Stock (the “Voting Stockholders”), however called, and at every adjournment or postponement thereof (or, if applicable, pursuant to a written consent if the Voting Stockholders act by written consent in lieu of a meeting), the Stockholder will, or will cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote (or, in the case of any action by written consent in lieu of a meeting, execute a written consent in respect of) all of the Stockholder’s

Subject Shares (a) in favor of (i) adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement, (ii) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held, and (iii) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by the Voting Stockholders;, (b) against any Acquisition Proposal and (c) against any action, proposal, transaction or agreement that, to the knowledge of Stockholder, would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company/Parent contained in the Merger Agreement, or of such Stockholder contained in this Agreement, or (2) prevent, materially impede or materially delay the Company’s or Parent’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger.

(b) Notwithstanding Section 1.1(a), in the event of a Change in Recommendation made in compliance with the Merger Agreement, the obligation of Stockholder to vote Subject Shares as to which Stockholder controls the right to vote in the manner set forth in Section 1.1(a) shall be modified such that:

(i) Stockholder shall vote (or cause to be voted), in person or by proxy 95% of the Subject Shares (the “Committed Restricted Shares”) as provided in Section 1.1(a); and

(ii) Stockholder, in his, her or its sole discretion, may vote (or cause to be voted), in person or by proxy all of his, her or its Subject Shares (other than the Committed Restricted Shares) in any manner Stockholder chooses.

1.2. No Inconsistent Arrangements. Except as provided in this Agreement or under the Merger Agreement, the Stockholder will not, directly or indirectly, whether by merger, consolidation or otherwise, (a) create any Encumbrance other than restrictions imposed by applicable Legal Requirements or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Shares or any interest in the Subject Shares, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares, or (e) take any action that would make any representation or warranty of the Stockholder in this Agreement untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, the Stockholder may make Transfers of Subject Shares by will, operation of law, Transfers for estate planning purposes or to any entity that is an affiliate (within the meaning set forth in Rule 405 under the Securities Act) of Stockholder, but only if, in each case, prior to the effectiveness of such Transfer, the transferee agrees in writing to be bound by the applicable terms of this Agreement and written notice of such Transfer is delivered to Parent pursuant to Section 5.1 hereof, in which case the Subject Shares will continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement.

1.3. Waiver of Appraisal Rights. In connection with the Merger, the Stockholder hereby expressly waives, to the extent permitted under applicable Legal Requirements, the applicability of the provisions for dissenters’ or appraisal rights set forth in Section 262 of the Delaware General Corporation Law (or any other similar applicable state Legal Requirement) and expressly agrees that

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the Stockholder will not, under any circumstances in connection with the Merger, be entitled to, and will not, to exercise any appraisal rights or dissenter’s rights in respect of the Stockholder’s Subject Shares.

1.4. Documentation and Information. The Stockholder will permit and hereby authorizes Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement.

1.5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. To secure the Stockholder’s obligation to vote the Subject Shares in accordance with this Agreement, the Stockholder hereby irrevocably appoints Parent as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Voting Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder’s Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of the Voting Stockholders or in connection with any action sought to be taken by written consent of the Voting Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of the Voting Stockholders or in connection with any action sought to be taken by written consent without a meeting. Parent agrees not to exercise the proxy granted in this Agreement for any purpose other than the purposes described in this Agreement. The foregoing proxy will be deemed to be a proxy coupled with an interest, is irrevocable (and as such will survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of the Merger Agreement and will not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 5.2. The Stockholder authorizes such attorney and proxy to substitute any other Person to act under this Agreement, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Company. The Stockholder hereby affirms that the proxy set forth in this Section 1.5 is given in connection with and granted in consideration of and as an inducement to Parent and Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.5 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 5.2. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder, the Stockholder shall take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 1.5 with respect to such Subject Shares. Notwithstanding the foregoing provisions of this Section 1.5, in the event of a Change of Recommendation, all references in this Section 1.5 to the Stockholder’s “Subject Shares” shall be deemed to be references to the Stockholder’s “Committed Restricted Shares.”

1.6. Legends. Company agrees that each certificate representing the Subject Shares issued after the date of this Agreement to the Stockholder or any assignee or transferee of the Stockholder will bear the following legend:

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“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A SUPPORT AGREEMENT AND PROXY (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST WILL BE DEEMED TO AGREE TO AND WILL BECOME BOUND BY ALL THE PROVISIONS OF SAID SUPPORT AGREEMENT AND PROXY.”

1.7. No Solicitation of Transactions. The Stockholder will not and will not authorize or permit any of its Representatives, directly or indirectly, to (a) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of, any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or (c) resolve or agree to do any of the foregoing.

1.8. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares will remain and belong to Stockholder, and Parent will have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct Stockholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein with respect to the Subject Shares and except as otherwise expressly provided in the Merger Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Company and Parent that:

2.1. Authorization; Binding Agreement. The Stockholder has full legal capacity, right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery, and performance of this Agreement and the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a legal, valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. No approvals or consents of or notifications to any other Person are necessary in connection with the execution, delivery and performance by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated by this Agreement.

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or Beneficial Owner (as defined below) of the Stockholder’s Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrance (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided under this Agreement, (b) pursuant to any applicable restrictions on transfer under the Securities Act, and (c) subject to any risk of forfeiture with respect to any shares of Capital Stock granted to the Stockholder under an employee

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benefit plan of Company. The Subject Shares listed on Schedule A opposite the Stockholder’s name constitute all of the shares of Capital Stock of Company owned by the Stockholder as of the date of this Agreement. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase, acquire or place an Encumbrance on any of the Stockholder’s Subject Shares. For purposes of this Agreement “Beneficial Ownership” shall be interpreted as defined in Rule 13d-3 under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities that may be acquired by such Person pursuant to any Contract or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own” and “Beneficially Owned” have a correlative meaning

2.3. Voting Power. The Stockholder has sole voting power, with respect to the Stockholder’s Subject Shares, and sole power of disposition, sole power to issue instructions with respect to the matters set forth in this Agreement and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Subject Shares. None of the Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided under this Agreement.

2.4. Non-Contravention. The execution and delivery of this Agreement by the Stockholder and the performance of the transactions contemplated by this Agreement by the Stockholder does not and will not violate, conflict with, or result in a breach of (a) any applicable Legal Requirement or any injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Body to which the Stockholder is subject; or (b) any Contract to which the Stockholder is a party or is bound or to which the Stockholder’s Subject Shares are subject.

2.5. Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder understands and acknowledges that Company and Parent are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.6. Absence of Litigation. With respect to the Stockholder, as of the date of this Agreement, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to the Stockholder and Parent that:

3.1. Organization; Authorization. Company is a corporation duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the state of Delaware. The consummation of the transactions contemplated by this Agreement in accordance with and subject to the terms of the Merger Agreement are within Company’s corporate powers and have been duly

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authorized by all necessary corporate actions on the part of Company. Company has full corporate power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Company and constitutes a valid and binding obligation of Company enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Stockholder and Company that:

4.1. Organization; Authorization. Parent is a corporation duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the state of Delaware. The consummation of the transactions contemplated by this Agreement in accordance with and subject to the terms of the Merger Agreement are within Parent’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Parent. Parent has full corporate power and authority to execute, deliver and perform this Agreement.

4.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

ARTICLE V

MISCELLANEOUS

5.1. Notices. All notices, requests and other communications to either party under this Agreement will be in writing (including facsimile transmission) and will be given, (a) if to Company or Parent, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s mailing or email address or facsimile number set forth on a signature page hereto, or to such other mailing or email address or facsimile number as the Stockholder may hereafter specify in writing to Parent for the purpose by notice to Parent.

5.2. Termination. This Agreement will terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time. Upon termination of this Agreement, neither party will have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.2 will relieve either party from liability for any breach of this Agreement prior to termination hereof, and (y) the provisions of this Article V will survive any termination of this Agreement.

5.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege under this

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Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4. Binding Effect; Benefit; Assignment. The provisions of this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities under this Agreement upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

5.5. Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Company, Parent and the Stockholder hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery or, if the Delaware Court of Chancery does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if jurisdiction is vested exclusively in the federal courts, the United States District Court for the district of Delaware, and appellate courts therefrom, (collectively, the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above will have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) will be binding to the same extent as an original signature page, with regard to any agreement subject to the terms of this Agreement or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to the other party that requests it.

5.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

5.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full

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force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

5.9. Specific Performance. The parties hereto agree that Parent would be irreparably damaged if for any reason any Stockholder fails to perform any of its obligations under this Agreement and that Parent may not have an adequate remedy at law for money damages in such event. Accordingly, Parent will be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

5.10. Headings. The Section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

5.11. No Presumption. This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

5.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Law to perform their respective obligations as expressly set forth under this Agreement.

5.13. Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender will be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

5.14. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a Stockholder of Company, and not in the Stockholder’s capacity as a director, officer or employee of Company or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will in any way restrict a director or officer of Company in the exercise of his or her fiduciary duties as a director or officer of Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

(SIGNATURE PAGE FOLLOWS)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

REGADO BIOSCIENCES, INC.

By:
	Name:	Michael Metzger
	Title:	Chief Executive Officer, President and Chief Operating Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

TOBIRA THERAPEUTICS, INC.

By:
	Name:	Laurent Fischer, M.D.
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

By:
Its:

By:

[Signature Page to Support Agreement]

Schedule A

Name of Stockholder	No. Shares	No. Options

Exhibit 10.3

Lock-Up Agreement

January 14, 2015

Ladies and Gentlemen:

The undersigned (the “Stockholder”) understands that: (i) Regado Biosciences, Inc., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of January 13, 2015 (the “Merger Agreement”), with Tobira Therapeutics, Inc., a Delaware corporation (the “Company”), Landmark Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Brent Ahrens as the “Stockholders’ Agent” pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation; (ii) in connection with the Merger, stockholders of the Company will receive shares of Parent Common Stock (the “Merger Shares”); and (iii) certain stockholders of the Company have, pursuant to the Financing Commitment Letter, agreed to purchase additional shares of Parent Common Stock (the “PIPE Shares”). Capitalized terms used but not otherwise defined in this agreement (this “Lock-Up Agreement”) will have the meanings ascribed to such terms in the Merger Agreement.

As a material inducement to the willingness of each of Parent and the Company entering into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder agrees that during the period beginning on the date of the Merger Agreement and continuing until and including the 90 day anniversary of the Closing Date (the “Restricted Period”), the Stockholder (or its successors, assigns or designees) will not, with respect to [    ]% of the Stockholder’s Shares (as defined below) (A) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock (including, for clarity, any Merger Shares or PIPE Shares, as applicable) or any securities convertible into or exercisable or exchangeable for Parent Common Stock, including without limitation, such other securities of Parent which may be deemed to be beneficially owned by the Stockholder in accordance with the rules and regulations of the Securities and Exchange Commission and securities of Parent which may be issued upon exercise of a stock option or warrant (collectively, the “Stockholder’s Shares”) or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Parent Common Stock or such other securities, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise, in each case other than (i) transfers or dispositions of the Stockholder’s Shares to a trust, the beneficiaries of which are exclusively the Stockholder and/or a member or members of the Stockholder’s immediate family, (ii) transfers or dispositions of the Stockholder’s Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Stockholder, (iii) transfers of the Stockholder’s Shares as a bona fide gift or gifts, (iv) transfers or dispositions of the Stockholder’s Shares to any corporation, partnership, limited liability company or other entity, all of the beneficial ownership interests of which are held by the Stockholder or the immediate family of the Stockholder, (v) transfers of the Stockholder’s Shares to partners, members or stockholders of the Stockholder, or to another partnership, limited liability company, corporation or other business entity that is an affiliate (within the meaning set forth in Rule 405 under the Securities Act) of or controls, is controlled by or is under common control with the Stockholder, (vi) transfers that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that the applicable recipient(s) agrees in writing to be bound by the restrictions set forth in this Lock-Up Agreement as if such recipient(s) had been an original party hereto, prior to such transfer, and provided further that any filing required to be made under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall state that such transfer is pursuant to a qualified domestic order or in connection with a divorce settlement, and (vii) the conversion of any outstanding securities of the Company into Merger Shares, provided such shares shall be subject to the restrictions set forth herein during the Lock-Up Period. For purposes of this Lock-Up Agreement, “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin.

Notwithstanding the restrictions imposed by this Lock-Up Agreement, the Stockholder may (i) exercise an option (including a net or cashless exercise of an option) to purchase shares of Parent Common Stock, and transfer shares of Parent Common Stock to Parent to cover tax withholding obligations of the Stockholder in connection with any such option exercise, provided that the underlying shares of Parent Common Stock will continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement, (ii) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Parent Common Stock, provided that such plan does not provide for any transfers of Parent Common Stock during the Restricted Period, (iii) perform its obligations (or exercise rights of assignment) under the Financing Commitment Letter, if applicable, and (iv) transfer or dispose of shares of Parent Common Stock acquired on the open market following the Closing Date; provided that, with respect to each of (i) – (ii) and (iv) above, no filing under the Exchange Act other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Parent Common Stock following such individual’s termination of employment with the Company that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to the Company prior to any such filing, and provided further that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this letter agreement).

An attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the stock transfer books of Parent. In order to ensure compliance with the restrictions referred to herein, the Stockholder agrees that Parent may issue appropriate “stop transfer” certificates or instructions. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Stockholder’s Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Stockholder hereby represents and warrants that the Stockholder has full power and authority to enter into this Lock-Up Agreement. All authority conferred or agreed to be conferred and any obligations of the Stockholder under this Lock-Up Agreement will be binding upon the successors, assigns, heirs or personal representatives of the Stockholder.

In the event that any holder of Parent’s securities that is subject to a substantially similar letter agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar letter agreement entered into by such holder, the same percentage of shares of Parent Common Stock held by the Stockholder (the “Pro-Rata Release”) shall be immediately and fully released on the same terms from any remaining restrictions set forth herein; provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose all or a portion of such equity holders’ shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock originally subject to a substantially similar letter agreement.

Upon the release of any of the Stockholder’s Shares from this Lock-Up Agreement, Parent will cooperate with the Stockholder to facilitate the timely preparation and delivery of certificates representing the Stockholder’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

The Stockholder understands that each of Parent and the Company is relying upon this Lock-Up Agreement in proceeding toward consummation of the Merger. The Stockholder further understands that this Lock-Up Agreement is irrevocable and is binding upon the Stockholder’s heirs, legal representatives, successors and assigns.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof. Any action, suit or other Legal Proceeding relating to this Lock-Up Agreement or the enforcement of any provision of this Lock-Up Agreement will be brought or otherwise commenced exclusively in any state or federal court located in the County of New Castle, State of Delaware. The Stockholder: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each state and federal court located in the County of New Castle, State of Delaware (and each appellate court located in the County of New Castle, State of Delaware) in connection with any such action, suit or Legal Proceeding; (ii) agrees that each state and federal court located in the County of New Castle, State of Delaware will be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or Legal Proceeding commenced in any state or federal court located in the County of New Castle, State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper or that this Lock-Up Agreement or the subject matter of this Lock-Up Agreement may not be enforced in or by such court. THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF THIS LOCK-UP AGREEMENT.

The Stockholder understands that if the Merger Agreement is terminated in accordance with its terms, the Stockholder will be released from all obligations under this Lock-Up Agreement.

This Lock-Up Agreement may be executed by facsimile or electronic (i.e., PDF) transmission, which is deemed an original.

Very truly yours,

Address:

Facsimile No: ( ) - -

Exhibit 10.4

January 14, 2015

To:	Investors listed on Schedule A

Re:	Equity Commitment

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), by and among Regado Biosciences, Inc., a Delaware corporation (“Parent”), Landmark Merger Sub Inc., a Delaware corporation (“Merger Sub”), Tobira Therapeutics, Inc., a Delaware corporation (“Company”), and, solely with respect to Section 5.14, Brent Ahrens, as the “Company Stockholders’ Agent”, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as the surviving corporation (the “Merger”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement. The parties listed on Schedule A attached hereto are collectively referred to herein as the “Investors.” This letter agreement is being delivered to Parent in connection with the execution of the Merger Agreement by Parent and the Company. The obligations, covenants, representations and warranties of the Investors hereunder shall in all respects be several and not joint.

This letter agreement confirms the irrevocable commitment of each of the Investors, subject to the conditions set forth herein, to purchase, or cause an assignee permitted by subpart (a) of the fourth paragraph of this letter agreement to purchase, shares of common stock of Parent, $0.001 par value per share (“Parent Common Stock”), immediately following the Effective Time for their Pro Rata Percentage (as defined below) of an aggregate purchase price equal to $22,000,000 less (i) Surplus Net Cash (as defined below), if any, less (ii) the aggregate amount of Additional Company Funding occurring prior to the Effective Time, if any (provided such funding was made in accordance with the terms of this letter agreement), less (iii) any amount assigned by the Company under subpart (b) of the fourth paragraph hereof (collectively, the “Total Equity Commitment”), provided that the Investors shall not, under any circumstances, be obligated to commit or invest on the aggregate (directly or indirectly, as applicable) more than the Total Equity Commitment and, provided further, that each Investor shall not, under any circumstances, be obligated to commit or invest on an individual basis more than the amount specified in the column titled “Maximum Investment” set forth opposite such Investor’s name on Schedule A. Each Investor hereby commits to purchase, or cause to be purchased, that number of shares of Parent Common Stock calculated by taking an amount equal to (x) its Pro Rata Percentage (as defined below), multiplied by (y) the Total Equity Commitment, divided by (z) in the Parent Stipulated Value. It is understood that the equity investments contemplated hereby will occur at the same time, and each Investor will be investing its Pro Rata Percentage of the Total Equity Commitment concurrently with each other Investor’s investment. The “Pro Rata Percentage,” as to each Investor, means the percentage set forth opposite such Investor’s name on Schedule A. The “Surplus Net Cash” shall mean the amount, if any, by which the Net Cash (as defined in the Merger Agreement) exceeds $38,000,000.

The Investors’ obligation to fund its Pro Rata Percentage of the Total Equity Commitment is subject to (x) the execution and delivery of the Merger Agreement, (y) the consummation of the Merger and (z) the terms of this letter agreement. Parent shall use the proceeds from the Investors’ commitment hereunder at its sole discretion, as directed by Parent’s Board of Directors and without any limitation or condition whatsoever from the Investors.

Each of the Investor’s equity commitment hereunder may not be assigned, except (a) each of the Investors’ may assign all or a portion of its obligations to fund its Pro Rata Percentage of the Total Equity Commitment to any other Investor, any additional equity co-investor or to its affiliates or affiliated funds, or, with written consent of Parent and the Company, to any third party (without consideration therefor); provided, however that each Investor shall remain severally liable for its Pro Rata Percentage of the Total Equity Commitment and (b) the Company may, in consultation with Parent, assign all or a portion of the obligation to purchase shares of Parent Common Stock pursuant to this letter agreement to a third party, which shall not be deemed effective unless and until such third party executes and delivers the Equity Purchase Documents (as defined below) on the terms set forth in the sixth paragraph hereof, it being agreed that, without the consent of Parent, the purchase price per share of Parent Common Stock paid by such assignee may not be less than the Parent Stipulated Value; provided, however, that such purchase price may be higher without the consent of Parent.

This letter agreement shall be binding solely on, and inure solely to the benefit of, each of the undersigned and their respective successors and permitted assigns, and nothing set forth in this letter agreement shall be construed to confer upon or give to any person other than each of the undersigned and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Company to enforce, the equity commitment or any provisions of this letter agreement.

Each of the Investors hereby covenants to enter into a Securities Purchase Agreement with Parent, a Registration Rights Agreement with Parent, and such other agreements as may be reasonably requested by Parent in connection therewith (the “Equity Purchase Documents”), which shall set forth (i) the terms on which such Investor (or its respective successor or permitted assigns) shall purchase that number of the shares of the Company equal to (x) its Pro Rata Percentage, multiplied by (y) the Total Equity Commitment hereunder, and divided by (z) the Parent Stipulated Value, (ii) certain registration rights with respect to such shares of common stock under the Securities Act of 1933, as amended (which shall include, without limitation, Parent’s obligation to (A) file a registration statement with respect to the resale of the shares of the Parent Common Stock sold pursuant to this letter agreement with the SEC within 60 days after the closing date; (B) use its commercially reasonable best efforts to have the registration statement declared effective by the SEC as soon as possible after the initial filing, and in any event no later than 120 days after the closing date; and (C) keep the registration statement effective until all registrable securities may be sold pursuant to Rule 144 under the Securities Act of 1933, without the need for current public information or other restriction), and (iii) other customary terms and conditions, each of which shall be on terms reasonably consistent with similar agreements by public companies similarly situated with Parent. Notwithstanding anything to the contrary herein, the Investors understand and agree that the Equity Purchase Documents shall provide for: (a) the sale of Parent Common Stock and no other equity instrument at a price equal to the Parent Stipulated Value (except as otherwise contemplated by

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subpart (b) of the fourth paragraph hereof); (b) the issuance of the Parent Common Stock as a private placement exempt from registration under Section 4(2) and Regulation D under the Securities Act of 1933, as amended, and the rules promulgated thereunder, and that such exemption shall rely, in part, on the representations and warranties of the Investors included in the Equity Purchase Documents; (c) the closing of the sale of the Parent Common Stock occurring immediately following the closing of the Merger; and (d) no representations and warranties of Parent other than fundamental representations and warranties (including with respect to capitalization and SEC filings).

The parties hereto agree that irreparable damage would occur if any provision of this Letter Agreement were not performed in accordance with the terms hereof and that the Company or the Investors, as the case may be, shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. The parties hereto hereby agree not to raise any objections to the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Letter Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Investors under this letter agreement.

In the event that any suit or action is instituted with respect to this letter agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all reasonable fees, costs and expenses of such prevailing party in connection with any such suit or action, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all reasonable fees, costs and expenses of appeals.

This letter agreement may be executed in counterparts. This letter agreement and any related dispute shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto hereby (a) irrevocably submit to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event that any dispute arises out of this letter agreement or any of the transactions contemplated by this letter agreement, (b) agree that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (c) agree that it will not bring any action relating to this letter agreement or any of the transactions contemplated by this letter agreement in any court other than the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

Each of the Investors represents and warrants that: (i) it has the requisite power, capacity and authority to execute and deliver this letter agreement and to fulfill and perform its obligations hereunder; (ii) this letter agreement has been duly and validly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor and is enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency,

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fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equitable principles whether considered in a proceeding in law or in equity); (iii) the execution, delivery and performance of this letter agreement by the Investor has been duly and validly authorized and approved by all necessary corporate, limited partnership or similar action by such party; (iv) the Investor has available, unrestricted cash (or the unrestricted right (subject only to the giving of any required notices) to obtain from its investors the funds necessary) sufficient to pay and perform in full its obligations under this letter agreement; (v) all funds necessary for the Investor to fulfill its obligations under this letter agreement shall be available to the Investor for so long as this letter agreement shall remain in effect; (vi) the Investor has received and reviewed (or has had sufficient opportunity to review) the Merger Agreement and this letter agreement with independent legal, accounting and financial advisors regarding the Investor’s rights and obligations and the Investor fully understands the terms and conditions contained, and the transactions provided for, herein and therein; and (vii) the Investor understands that the issuance of the shares of Parent Common Stock pursuant to the Equity Purchase Documents will be a private placement exempt from registration under Section 4(2) and Regulation D under the Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), and that such exemption shall rely, in part, on the representations and warranties of the Investors included in the paragraph below and the Equity Purchase Documents.

Each Investor understands that the shares of Parent Common Stock issued pursuant to the Equity Purchase Documents will be “restricted securities” and will not, at the time of issuance, have been registered under the Securities Act or any applicable state securities law and is acquiring such shares as principal for its own account and not with a view to, or for distributing or reselling such shares or any part thereof in violation of the Securities Act or any applicable state securities laws, provided, however, that by making the representations herein, such Investor does not agree to hold any of the Shares for any minimum period of time and reserves the right, subject to the provisions of the Equity Purchase Documents and any lock-up agreement executed in connection with the Merger Agreement, at all times to sell or otherwise dispose of all or any part of such shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Such Investor will acquire the shares thereunder in the ordinary course of its business. Such Investor does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the shares (or any securities which are derivatives thereof) to or through any person or entity; such Investor is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer. Such Investor is, at the date hereof, an “accredited investor” as defined in Rule 501(a) under the Securities Act. Such Investor will not be purchasing the shares as a result of any advertisement, article, notice or other communication regarding the shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement. Such Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the shares, and has so evaluated the merits and risks of such investment. Such Investor is able to bear the economic risk of an investment in the shares and, at the present time, is able to afford a complete loss of such investment. Such Investor acknowledges that it has reviewed publicly available materials

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relating to the Company and Parent and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company and Parent concerning the terms and conditions of the offering of the shares and the merits and risks of investing in the shares; (ii) access to information about the Company, Parent and their subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company and Parent possess or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its commitment to acquire the shares.

Parent may, on or after the date hereof, issue a press release disclosing the material terms of the transactions contemplated by this letter agreement and may, on or after the date hereof file a Current Report on Form 8-K describing the terms of this letter agreement and including the press release and a copy of this letter agreement, as exhibits thereto, with the Securities and Exchange Commission.

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

This letter agreement may not be amended or otherwise modified without the prior written consent of Parent, the Company and each of the undersigned.

This letter agreement shall expire upon the termination of the Merger Agreement in accordance with its terms. Nothing in this paragraph shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this letter agreement or the Merger Agreement or other agreements delivered in connection therewith or to impair the right of any party to compel specific performance by any other party of its obligations under this letter agreement, the Merger Agreement or such other agreements.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

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Sincerely,

CANAAN VII LLC
By:	Canaan Partners VII LLC
By:	/s/_Brent Ahrens
Name:	Brent Ahrens
Title:	Member/ Manager

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C.
Its:	General Partner
By:	/s/ Lisa A. Kraeutler
Lisa A. Kraeutler
Attorney-in-fact

DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C.
Its:	General Partner
By:	/s/ Lisa A. Kraeutler
Lisa A. Kraeutler
Attorney-in-fact

DOMAIN ASSOCIATES, LLC
By:	/s/ Kathleen K. Shoemaker
Kathleen K. Shoemaker
Managing Member

FRAZIER HEALTHCARE V, L.P.
By FHM V, LP, its general partner
By FHM V, LLC, its general partner
By:	/s/ Patrick Heron
Patrick Heron, Manager

MONTREUX EQUITY PARTNERS IV, LP
By:	Montreux Equity Partners IV, LLC, its General Partner
By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX IV ASSOCIATES, LLC
By:	Montreux Equity Partners IV, LLC, its General Partner
By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX EQUITY PARTNERS V, LP
By:	Montreux Equity Partners V, LLC, its General Partner
By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

NOVO A/S
By:	Jack Nielsen
Its:	Partner
By:	/s/ Jack Nielsen

[Signature page to Equity Commitment Letter]

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Accepted and Agreed to as of the date first above written.

REGADO BIOSCIENCES, INC.

By:	/s/ Michael A. Metzger

	Name:	Michael A. Metzger
	Title:	Chief Executive Officer, President and Chief Operating Officer

TOBIRA THERAPEUTICS, INC.

By:	/s/ Laurent Fischer, M.D.
Name:	Laurent Fischer, M.D.
Title:	Chief Executive Officer

[Signature page to Equity Commitment Letter]

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Schedule A

List of Investors

Investor	Pro Rata Percentage	Maximum Investment
Funds affiliated with Novo A/S	50.53%	$11,116,600.00
Funds affiliated with Domain Associates, L.L.C.	21.05%	$4,631,000.00
Funds affiliated with Frazier Healthcare V, L.P.	12.63%	$2,778,600.00
Funds affiliated with Canaan VII L.P.	8.42%	$1,852,400.00
Funds affiliated with Montreux Equity Partners IV, LP	7.37%	$1,621,400.00

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